UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED
Rua Vergueiro 961, Liberdade
01504-001 São Paulo, São Paulo, Brazil
São Paulo – SP
Brazil

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

June 3, 2019

Dear Netshoes (Cayman) Limited Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Netshoes (Cayman) Limited (“Netshoes”, the “Company” or “we”) will be held at our principal executive offices, located at Rua Vergueiro 961, Liberdade, 01504-001 São Paulo, São Paulo, Brazil, on Friday, June 14, 2019 at 11:00 a.m. (São Paulo time) (10:00 a.m. Eastern time) (the “Extraordinary General Meeting” or the “Meeting”).

As previously announced, on April 29, 2019 the Company entered into a merger agreement with Magazine Luiza S.A. and Magazine Luiza Cayman Ltd, a wholly-owned subsidiary of Magazine Luiza S.A, as amended on May 26, 2019. Pursuant to this merger agreement, Magazine Luiza S.A. will indirectly acquire Netshoes by way of a statutory merger pursuant to the laws of the Cayman Islands, such that, at the effective time of the merger, Magazine Luiza Cayman Ltd will merge with and into the Company, with the Company continuing after the merger as the surviving company and as a wholly-owned subsidiary of Magazine Luiza S.A.

Holders of record of the Company’s common shares, with a nominal or par value of US$0.0033 per share (the “Common Shares”), as of the close of business on May 7, 2019, Eastern time (the “Record Date”), are cordially invited to attend the Extraordinary General Meeting. Holders of record of the Common Shares at the close of business on the Record Date are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

The following resolutions will be proposed as Special Resolutions at the Extraordinary General Meeting:

AS SPECIAL RESOLUTIONS THAT:

  The merger of the Company with Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Merging Company”), whereby the Company will be the surviving company and all the undertakings, property and liabilities of the Company and the Merging Company shall vest in the Company by virtue of such merger pursuant to the provisions of the Companies Law (2018 Revision) of the Cayman Islands (the “Merger”), be approved;
  The agreement and plan of merger between the Company, Magazine Luiza S.A. and the Merging Company dated as of April 29, 2019, and as amended pursuant to the first amendment to agreement and plan of merger dated as of May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration) (the “Merger Agreement”), be approved, ratified, adopted and confirmed in all respects; and
  There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Time (as defined in the Merger Agreement), the plan of merger between the Company and the Merging Company in substantially the form annexed to the Merger Agreement (the “Plan of Merger”) be approved and the Company be authorized to enter into the Plan of Merger and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same on behalf of the Company.

We refer to these resolutions collectively as the “Merger Proposal.”

The original form of the Merger Agreement is attached as Exhibit 4.08 to Netshoes’ Report of Foreign Private Issuer on Form 20-F that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2019. The first amendment to the Merger Agreement is attached to Netshoes’ Form 6-K that was filed with the SEC on May 28, 2019. The Merger Agreement, as amended by the first amendment to the Merger Agreement, is also attached as Annex A to the enclosed information statement.

As of the date hereof, the Board of Directors of the Company unanimously recommends (with the abstention of Mr. Marcio Kumruian) that Netshoes’ shareholders vote in favor of the Merger Proposal presented at the Extraordinary General Meeting.

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

If a quorum is present, the adoption and approval of the aforesaid Merger Proposal at the Extraordinary General Meeting requires the affirmative vote of holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, at the Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

By adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting by way of Special Resolutions, holders of our Common Shares will be entitled to receive the merger consideration agreed under the Merger Agreement entered into by the Company with Magazine Luiza S.A. and the Merging Company (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration). By not adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting, holders of our Common Shares will be merely rejecting the Merger and the Merger Proposal (as proposed by Magazine Luiza S.A. and the Merging Company), and such rejection would not constitute, and should not be viewed and/or construed as, an automatic approval of any merger proposal from any third party that may be outstanding at the time of the Extraordinary General Meeting.

Netshoes believes that based on facts that occurred prior to the adjourned shareholders’ meeting held on May 30, 2019, there could be similar events between the date of this notice and June 14, 2019, the scheduled date for the Extraordinary General Meeting, including amendments to the Merger Agreement and higher offer prices for the Common Shares. To the extent practicable,  Netshoes will keep you promptly informed of any such events by filing documents with the SEC on Form 6-K, including with respect to any competing proposals or amendments or supplements to the Merger Agreement, and you should not assume that Netshoes will adjourn or postpone the meeting as a result of the occurrence of any such events unless expressly publicly announced by Netshoes.  YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER PROPOSAL.  Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Netshoes will be available free of charge on the Investor Relations section of the Company’s website at http://investor.netshoes.com.  Netshoes undertakes to use its reasonable best efforts to hold the Extraordinary General Meeting on June 14, 2019 and so avoid uncertainty in the absence of a predictable timeframe that is consistent with Netshoes’ operating cash flow and financial condition, among other considerations.

Further details regarding the resolutions are set out in the attached information statement (which information statement is hereby incorporated into this notice by reference). The accompanying information statement provides you with detailed information about the proposed Merger and the Extraordinary General Meeting. Please give this material your careful attention. You also may obtain more information about Netshoes, the Merger Agreement and the Extraordinary General Meeting from documents we have filed with or furnished to the SEC or from Netshoes’ website at http://investor.netshoes.com.

2

Please read our Information Statement for important information on each of the resolutions. Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting, and whether you are a registered shareholder (with shares held of record) or a holder of shares in street name (with shares held by a bank, brokerage firm or other nominee), please vote at your earliest convenience by following the instructions in the Notice of Internet Availability,  proxy card and in our Information Statement, as applicable.

3

By inserting the control number to be provided to you on your proxy card at www.investorvote.com/NETS for registered shareholders and at www.proxyvote.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on June 13, 2019 to ensure your representation if you are not planning to attend in person our Extraordinary General Meeting.  Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Common Shares present and voting for purposes of determining whether any resolution has been passed.

If you receive more than one proxy card because you own Common Shares that are registered in different names, please vote all of your Common Shares shown on each of your proxy cards in accordance with the instructions set forth on each such proxy card.

Shareholders who dissent from the Merger will have the right to receive payment of the “fair value” of their Common Shares if the Merger is completed, but only if they deliver to the Company, before the vote is taken, a written objection to the merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Law (2018 Revision) of the Cayman Islands for the exercise of dissenters’ rights, which is attached as Annex E to the accompanying information statement. The “fair value” of your Common Shares as determined under that statute could be more than, the same as, or less than the merger consideration you would receive pursuant to the Merger Agreement if you do not exercise dissenters’ rights with respect to your Common Shares.

Thank you for your cooperation and continued support.

Very truly yours,

By Order of the Board of Directors,

Marcio Kumruian

Chairman of the Board of Directors and Chief Executive Officer

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate. Any representation to the contrary is a criminal offense.

4

Important Notice Regarding the Availability of Proxy Materials for the Netshoes (Cayman) Limited Extraordinary General Meeting to be Held on June 14, 2019

Our Information Statement and our 2018 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://investor.netshoes.com and on the SEC’s website at www.sec.gov.  On May 10, 2019, we furnished to the SEC under Form 6-K (SEC Accession No. 0001292814-19-001861) our unaudited financial statements as of and for the three months ended March 31, 2019, which are also incorporated by reference into this information statement.

By inserting the control number to be provided to you on your proxy card at www.investorvote.com/NETS for registered shareholders and at www.proxyvote.com for street shareholders if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose, you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card.  If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

INFORMATION STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 14, 2019

INTRODUCTION

We, Netshoes (Cayman) Limited (“Netshoes,” the “Company” or “we”), are furnishing this information statement to our shareholders in connection with the solicitation by the Board of Directors of Netshoes (the “Board” or our “Board of Directors”) of proxies to be used at an extraordinary general meeting of shareholders, as may be adjourned or postponed from time to time (the “Extraordinary General Meeting” or “Meeting”), to be held at our executive offices located at Rua Vergueiro 961, Liberdade, Zip Code 01504-001, City of São Paulo, State of São Paulo, Brazil, on Friday, June 14, 2019, at 11:00 a.m. (São Paulo time) (10:00 a.m. Eastern time), and thereafter, as it may be adjourned from time to time.

This information statement and our 2018 annual report on Form 20-F can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://investor.netshoes.com and on the SEC’s website at www.sec.gov.  On May 10, 2019, we furnished to the SEC under Form 6-K (SEC Accession No. 0001292814-19-001861) our unaudited financial statements as of and for the three months ended March 31, 2019, which are also incorporated by reference into this information statement.

By inserting the control number to be provided to you on your proxy card at www.investorvote.com/NETS for registered shareholders and at www.proxyvote.com for street shareholders (if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose), you will have instructions on how to access our proxy materials, and on how to vote via the Internet, mobile device or by proxy card. If you own shares in street name, meaning that your shares are held by a bank, brokerage firm, or other nominee, you may also instruct that institution on how to vote your shares.

Record Date, Share Ownership and Quorum

Only holders of the Company’s common shares, with a nominal or par value of US$0.0033 per share (the “Common Shares”) of record at the close of business on May 7, 2019, Eastern time (the “Record Date”) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

As of the close of business on the Record Date, 31,056,244 Common Shares were issued and outstanding. One or more shareholders holding in aggregate not less than one-third (1/3) in nominal or par value of the total issued voting shares in the Company entitled to vote upon the business to be transacted shall constitute a quorum at the Extraordinary General Meeting. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the directors of the Company in accordance with the Companies Law (2018 Revision) of the Cayman Islands (the “Companies Law”), Netshoes’ Fourth Amended and Restated Memorandum and Articles of Association and the Merger Agreement.

Certain shareholders holding an aggregate of 47.9% of the Common Shares have agreed with Magazine Luiza S.A. to attend the Meeting in person or by proxy and vote in favor of the Merger Proposal (as defined below). As a result, it is expected that the quorum requirement mentioned immediately above will be achieved.

Voting and Proxy Solicitation

Voting at the Extraordinary General Meeting will be conducted by poll vote.  Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Extraordinary General Meeting.

Provided that a quorum is present, each Special Resolution put to the vote at the Extraordinary General Meeting requires the affirmative vote of holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, on such resolution at the Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

By adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting by way of Special Resolutions, holders of our Common Shares will be entitled to receive the merger consideration agreed under the Merger Agreement entered into by the Company with Magazine Luiza S.A. and the Merging Company (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration). By not adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting, holders of our Common Shares will be merely rejecting the Merger and the Merger Proposal (as proposed by Magazine Luiza S.A. and the Merging Company), and such rejection would not constitute, and should not be viewed and/or construed as, an automatic approval of any merger proposal from any third party that may be outstanding at the time of the Extraordinary General Meeting.

i

Netshoes believes that based on facts that occurred prior to the adjourned shareholders’ meeting held on May 30, 2019, there could be similar events between the date of this Information Statement and June 14, 2019, the scheduled date for the Extraordinary General Meeting, including amendments to the Merger Agreement and higher offer prices for the Common Shares. To the extent practicable,  Netshoes will keep you promptly informed of any such events by filing documents with the SEC on Form 6-K, including with respect to any competing proposals or amendments or supplements to the Merger Agreement, and you should not assume that Netshoes will adjourn or postpone the meeting as a result of the occurrence of any such events unless expressly publicly announced by Netshoes.  YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER PROPOSAL.  Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Netshoes will be available free of charge on the Investor Relations section of the Company’s website at http://investor.netshoes.com.  Netshoes undertakes to use its reasonable best efforts to hold the Extraordinary General Meeting on June 14, 2019 and so avoid uncertainty in the absence of a predictable timeframe that is consistent with Netshoes’ operating cash flow and financial condition, among other considerations. Proxies are being solicited by the Company. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company and Magazine Luiza will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials. In connection with the proxy solicitation, the Company has engaged Georgeson LLC to act as proxy solicitor for the Merger Proposal.

Internet Availability of Proxy Materials

We are furnishing proxy materials to our shareholders primarily via the Internet, instead of mailing printed copies of those materials to each shareholder.

We will mail to our shareholders a Notice of Internet Availability of Proxy Materials with respect to the Extraordinary General Meeting containing instructions on how to access our proxy materials. The Notice of Internet Availability of Proxy Materials with respect to the Extraordinary General Meeting directs shareholders to a website where they can access our proxy materials, including our information statement and our annual report, and view instructions on how to vote via the Internet, mobile device or by proxy card. This process is designed to expedite shareholders’ receipt of proxy materials, lower the cost of the Extraordinary General Meeting, and help conserve natural resources. If you received a Notice of Internet Availability of Proxy Materials  and would prefer to receive a paper copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials and/or proxy cards, as the case may be.

Voting by Holders of Common Shares

Common Shares that are properly voted via the Internet, mobile device or for which proxy cards are properly executed and returned within the deadline set forth below will be voted at the Extraordinary General Meeting in accordance with the directions given.  If no specific instructions are given in such proxy cards, the proxy holder will vote the Common Shares they represent as our Board of Directors may recommend. On any other matters that may properly come before the Extraordinary General Meeting, or at any adjournment thereof, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Where any holder of Common Shares affirmatively abstains from voting, fails to cast his, her or its vote in person or by proxy or fails to give voting instructions to the broker, dealer, commercial bank, trust company or other nominee, on any particular resolution, the votes attaching to such Common Shares will not be included or counted in the determination of the number of Common Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Voting via the Internet or by mobile device helps save money by reducing postage and proxy tabulation costs. Each of these voting methods is available 24 hours per day, seven days per week. To vote by any of these methods, read this Information Statement, have your Notice of Internet Availability of Proxy Materials or proxy card in hand, and follow the instructions set forth in the Notice of Internet Availability of Proxy Materials or proxy card, as the case may be.

Proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on June 13, 2019 to ensure your representation if you are not planning to attend in person our Extraordinary General Meeting.  Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a brokerage firm, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Computershare (i.e., you are a registered shareholder), our stock transfer agent, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.investorvote.com/NETS by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Extraordinary General Meeting and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the Extraordinary General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting, email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

As of the date hereof, the Board of Directors of the Company unanimously recommends (with the abstention of Mr. Marcio Kumruian) voting in favor of the Merger Proposal.  If you direct the proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Extraordinary General Meeting by submitting a written notice of revocation to Otávio Lyra (ir@netshoes.com and otavio.lyra@netshoes.com), the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Extraordinary General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution, emailing a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and  presenting your voting information card at the Extraordinary General Meeting.

If you are not planning to attend in person our Extraordinary General Meeting, to ensure your representation at our Extraordinary General Meeting, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on June 13, 2019.

Proposed Resolutions

At the Extraordinary General Meeting, the following resolutions will be proposed as Special Resolutions:

AS SPECIAL RESOLUTIONS THAT:

  The merger of the Company with Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Merging Company”), whereby the Company will be the surviving company and all the undertakings, property and liabilities of the Company and the Merging Company shall vest in the Company by virtue of such merger pursuant to the provisions of the Companies Law (2018 Revision) of the Cayman Islands (the “Merger”), be approved;
  The agreement and plan of merger between the Company, Magazine Luiza S.A. and the Merging Company dated as of April 29, 2019, and as amended pursuant to the first amendment to agreement and plan of merger dated as of May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration) (the “Merger Agreement”), be approved, ratified, adopted and confirmed in all respects; and
  There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Time (as defined in the Merger Agreement), the plan of merger between the Company and the Merging Company in substantially the form annexed to the Merger Agreement (the “Plan of Merger”) be approved and the Company be authorized to enter into the Plan of Merger and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same on behalf of the Company.

We refer to these resolutions collectively as the “Merger Proposal.”

We will also consider any other business that properly comes before the Extraordinary General Meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

We currently know of no other business to be transacted at the Extraordinary General Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

AS OF THE DATE HEREOF, OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS (WITH THE ABSTENTION OF MR. MARCIO KUMRUIAN) THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

v

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed above.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Netshoes from documents that are not included in or delivered with this document.

Documents relating to Netshoes that are incorporated by reference into this document are available from Netshoes without charge, excluding exhibits. You may obtain documents relating to Netshoes which are incorporated by reference in this document, and may direct any questions about the Merger or request additional copies of this document, by requesting them in writing or by telephone from Netshoes at:

Netshoes (Cayman) Limited
c/o Mr. Otávio Lyra
Rua Vergueiro 961, Liberdade
Zip Code 01504-001
City of São Paulo, State of São Paulo
Brazil
Tel: +55 11 3028-3528
Email: ir@netshoes.com or otavio.lyra@netshoes.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: (800) 509-1078

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information.”

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND
THE MERGER

The following are some of the questions regarding the Merger Agreement, the Merger and the Extraordinary General Meeting that you, as a shareholder of Netshoes, may have, and answers to those questions. These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein. We urge you to carefully read this document in its entirety prior to making any voting decision regarding the Merger.

Except as otherwise specifically noted in this information statement, “we,” “our,” “us,” “Netshoes,” or the “Company” and similar words in this information statement refer to Netshoes (Cayman) Limited and its subsidiaries. In addition, we refer (1) to Magazine Luiza S.A. as “Magazine Luiza” and to (2) Magazine Luiza Cayman Ltd as “Merging Company.” All references to the “Merger” refer to the merger of Merging Company with and into Netshoes, with Netshoes continuing as the surviving company and becoming a wholly-owned subsidiary of Magazine Luiza, and all references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of April 29, 2019, as amended on May 26, 2019, by and among Netshoes, Magazine Luiza and Merging Company, a form of which is included as Annex A to this information statement (as it may be amended from time to time). Netshoes, following the completion of the Merger, is sometimes referred to in this information statement as the “Surviving Company.” All references to “dollars” or “US$” refer to United States dollars.

Q:          Why am I receiving this information statement?

A:           Netshoes and Magazine Luiza have agreed that Magazine Luiza will acquire Netshoes through the merger of Merging Company with and into Netshoes, subject to certain conditions. Netshoes is holding the Extraordinary General Meeting in order to obtain shareholder approval of each of the Merger Proposals (i.e., approving the Merger Agreement and the transactions contemplated under the Merger Agreement, including the Merger Consideration (as defined below)). We cannot complete the Merger unless our shareholders approve the Merger Proposal.

We have included in this information statement important information about the Merger, the Merger Agreement and the Extraordinary General Meeting. You should read this information carefully in its entirety. We have attached the form of the Merger Agreement as Annex A and the Plan of Merger as Annex B. Your vote is very important and we encourage you to vote by proxy as soon as possible, or in person, at the date of the Extraordinary General Meeting.

Q:          Were any resolutions passed at the extraordinary general meeting held on May 30, 2019?

A:           No resolutions were passed at the extraordinary general meeting of Netshoes held on May 30, 2019. Due to a bidding contest for the acquisition of Netshoes that was occurring at such time, Netshoes determined that no business should be transacted at such meeting other than to adjourn the meeting. For further background information, see “The Merger Agreement—Background of the Merger.”

Q:          When and where will the extraordinary general meeting be held?

A:           The Extraordinary General Meeting is scheduled to be held at the principal executive offices of Netshoes, located at Rua Vergueiro 961, Liberdade, 01504-001 São Paulo, São Paulo, Brazil, on Friday, June 14, 2019, at 11:00 a.m. (São Paulo time) (10:00 a.m. Eastern time), unless it is postponed or adjourned.

Q:          Who is entitled to vote at the Extraordinary General Meeting?

A:           Netshoes has fixed May 7, 2019 as the record date for the Extraordinary General Meeting. If you were a Netshoes shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. However, you may only vote your shares if you are present in person or represented by proxy at the Extraordinary General Meeting.

Q:          What matters will be voted on at the Extraordinary General Meeting?

A:           You will be asked to consider and vote on the acquisition of Netshoes by Magazine Luiza, including approval of the Merger Agreement, the Merger and all other transactions and arrangements contemplated under the Merger Agreement.

We currently know of no other business to be transacted at the Extraordinary General Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Q:          What is the Merger?

A:           The Merger is a transaction pursuant to which Merging Company will merge with and into Netshoes. Once the Merger Agreement is authorized and approved by the shareholders of Netshoes and the other closing conditions under the Merger Agreement have been satisfied or waived, Merging Company will merge with and into Netshoes, with Netshoes continuing as the Surviving Company and becoming a wholly-owned subsidiary of Magazine Luiza after the Merger and the Common Shares held by you will be surrendered and cancelled in exchange for the Merger Consideration (as defined below).

Q:          What will I receive in the Merger?

A:           If you own Common Shares and the Merger is completed, at the Effective Time (as defined in the Merger Agreement), you will be entitled to receive the per share merger consideration, currently consisting of US$3.00 in cash, without interest and less any applicable withholding taxes, for each Common Share that you own at the Effective Time (the “Merger Consideration”) (unless you validly exercise and have not effectively withdrawn or lost your dissenter rights under Section 238 of the Companies Law with respect to the Merger, in which event you will be entitled to receive the “fair value” of each share as determined pursuant to Section 238 of the Companies Law). The Merger Consideration may be amended and increased prior to or at the Extraordinary General Meeting upon agreement by Magazine Luiza and Netshoes. If any such amendment and increase to the Merger Consideration is agreed between Magazine Luiza and Netshoes, then references contained throughout this Information Statement to US$3.00 in cash as the Merger Consideration shall be to such amended and increased Merger Consideration.  You will not receive any shares or other equity interests in the Surviving Company.

Please see “The Merger— Material U.S. Federal Income Tax Consequences” and “The Merger—Material Cayman Islands Tax Consequences” beginning on pages 47 and 50 respectively, for a more detailed description of certain tax consequences of the Merger. You should consult your own tax advisor for a full understanding of how the Merger will affect your U.S. federal, state, local and non-U.S. taxes.

Q:          After the Merger is completed, how will I receive the Merger Consideration for my shares?

A:           If you are a registered holder of Common Shares, promptly after the effective time of the Merger (in any event within two business days after the Effective Time), a paying agent appointed by Magazine Luiza will mail you a form of letter of transmittal specifying how the delivery of the Merger Consideration to you will be effected. You will receive cash for your Common Shares from the paying agent after you comply with these instructions. You will receive an amount equal to the number of your Common Shares multiplied by the Merger Consideration (as it may be amended and increased prior to [or at] the Extraordinary General Meeting upon agreement by Magazine Luiza and the Company), in exchange for the cancellation of your Common Shares.

If your Common Shares are held in “street name” by your broker, bank or other nominee, you will receive instructions from your broker, bank or other nominee on how to surrender your Common Shares and receive the Merger Consideration for those Common Shares.

Q:          What has changed between the original and the amended versions of the Merger Agreement?

A:           The only material difference between the original version dated as of April 29, 2019 and the amended version of the Merger Agreement is that the revised Merger Agreement provides for an increase in the consideration per share to be paid by Magazine Luiza to the holders of Common Shares, from the initial US$2.00 in cash per Common Share originally proposed, to US$3.00 in cash per Common Share, representing a 50% increase in the price per Common Share and reflecting the revised offer to acquire Netshoes announced by Magazine Luiza on May 26, 2019.

Q:          What is the recommendation of Netshoes’ Board of Directors?

A:           As of the date hereof, our Board of Directors unanimously recommends (with the abstention of Mr. Marcio Kumruian) that you vote FOR the Merger Proposal.

Mr. Kumruian abstained based on the advice of counsel due to his beneficial ownership of 12.5% of the Common Shares of the Company in view of the potential conflict of interest under the laws of the Cayman Islands. Mr. Kumruian is a party to a voting and support agreement with Magazine Luiza pursuant to which, among other things, Mr. Kumruian has agreed to vote all Common Shares beneficially owned by him in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any acquisition proposal (as defined in the Merger Agreement) or any transaction that is the subject of an acquisition proposal. Other shareholders of the Company are also party to the voting and support agreement. See “Summary—Voting and Support Agreement.”

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless it is revoked in a timely manner. See “Can I change my vote after I have signed and returned my proxy card or voting instruction card?”

Q:          What vote of Netshoes shareholders is required to approve the Merger Proposal?

A:           Provided that a quorum is present, the adoption and approval of the Merger Proposal at the Extraordinary General Meeting requires the affirmative vote of holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, at the Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

By adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting by way of Special Resolutions, holders of our Common Shares will be entitled to receive the Merger Consideration agreed under the Merger Agreement entered into by the Company with Magazine Luiza S.A. and the Merging Company (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the Merger Consideration). By not adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting, holders of our Common Shares will be merely rejecting the Merger and the Merger Proposal (as proposed by Magazine Luiza S.A. and the Merging Company), and such rejection would not constitute, and should not be viewed and/or construed as, an automatic approval of any merger proposal from any third party that may be outstanding at the time of the Extraordinary General Meeting.

Netshoes believes that based on facts that occurred prior to the adjourned shareholders’ meeting held on May 30, 2019, there could be similar events between the date of this Information Statement and June 14, 2019, the scheduled date for the Extraordinary General Meeting, including amendments to the Merger Agreement and higher offer prices for the Common Shares. To the extent practicable,  Netshoes will keep you promptly informed of any such events by filing documents with the SEC on Form 6-K, including with respect to any competing proposals or amendments or supplements to the Merger Agreement, and you should not assume that Netshoes will adjourn or postpone the meeting as a result of the occurrence of any such events unless expressly publicly announced by Netshoes.  YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER PROPOSAL.  Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Netshoes will be available free of charge on the Investor Relations section of the Company’s website at http://investor.netshoes.com.  Netshoes undertakes to use its reasonable best efforts to hold the Extraordinary General Meeting on June 14, 2019 and so avoid uncertainty in the absence of a predictable timeframe that is consistent with Netshoes’ operating cash flow and financial condition, among other considerations.Q:              Have any Netshoes shareholders agreed to vote FOR the Merger Agreement and the Merger?

A:           Yes. CDK Net Fund IC, Camelback Overseas Corp., Tiger Global Private Investment Partners V, L.P., Tiger Global Private Investment Partners VI, L.P., LFX Trust, Scott Shleifer 2011 Descendants’ Trust and HCFT Holdings, LLC, shareholders who collectively held 47.9% of the outstanding Common Shares of Netshoes on the date of the Merger Agreement, have entered into a voting and support agreement, pursuant to which, among other things, each such shareholder has agreed to vote all Common Shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any acquisition proposal (as defined in the Merger Agreement) or any transaction that is the subject of an acquisition proposal.

Q:          What is the quorum required for the Meeting?

A:           Pursuant to Netshoes’ Fourth Amended and Restated Memorandum and Articles of Association, the quorum required for the Extraordinary General Meeting shall be formed by shareholders, present in person or by proxy, holding shares representing at least in the aggregate one-third (1/3) in nominal or par value of the total issued voting shares in Netshoes entitled to vote the proposed matters. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, or if during the Meeting a quorum ceases to be present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other date, time and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original Meeting. If, at such adjourned Meeting, a quorum is not present within half an hour from the time appointed for holding such Meeting, the shareholders present in person or by proxy and entitled to vote shall constitute a quorum.

Q:          When do you expect the Merger to be completed?

A:           We are working towards completing the Merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the Merger is completed, including the approval by the Brazilian Conselho Administrativo de Defesa da Concorrência (“CADE”), which was granted on May 22, 2019, and which is expected to become final and unappealable on June 8, 2019. See “The Merger Agreement— Conditions to the Merger” for a summary description of these conditions. We expect to complete the Merger within five business days following obtaining requisite approval of the Merger at the Extraordinary General Meeting. The Merger Agreement contains an outside date of July 31, 2019. Because the Merger is subject to closing conditions which are beyond Magazine Luiza’s and Netshoes’ control, the exact timing cannot be predicted with certainty.

Q:          Am I entitled to dissenter rights?

A:           Yes. Shareholders who dissent from the Merger in accordance with Section 238 of the Companies Law will have the right to receive payment of the “fair value” of their Common Shares if the Merger is completed, but only if they deliver to Netshoes, before the vote to authorize and approve the Merger is passed at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Law. A copy of Section 238 of the Companies Law is attached as Annex E to this information statement. The “fair value” of the Common Shares determined under the Companies Law could be more than, the same as, or less than the Merger Consideration dissenting shareholders would otherwise receive.

We encourage you to read the section of this information statement entitled “Dissenter Rights” carefully and to consult your own Cayman Islands legal counsel if you desire to exercise your dissenter rights. Exercising dissenter rights will require potentially significant expenditure of resources in relation to legal counsel in the Cayman Islands so a decision to object to the Merger and exercise such rights should only be undertaken following careful deliberation and with the advice of counsel.

Q:          Will I continue to be able to trade my Common Shares on the New York Stock Exchange (NYSE) following the Extraordinary General Meeting?

A:           Netshoes will not immediately cease to be a publicly traded company upon approval of the Merger Proposal by its shareholders.  The shareholders are expected to be able to trade their Common Shares on the New York Stock Exchange (NYSE) after the date of the Extraordinary General Meeting until the Effective Time of the Merger.

Q:          What happens if the Merger is not completed?

A:           If the Merger Agreement is not approved by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any Merger Consideration for their Common Shares. We will remain a public company and the Common Shares will continue to be listed on the New York Stock Exchange (NYSE). Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay to Magazine Luiza a termination fee amounting to US$1,800,000.00. Please see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fee; Expenses” for a summary description of these circumstances.

Q:          How can I vote?

A:           The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Computershare (i.e., you are a registered shareholder), our stock transfer agent, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.investorvote.com/NETS by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Extraordinary General Meeting and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the Extraordinary General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Extraordinary General Meeting, email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

If you are not planning to attend in person our Extraordinary General Meeting, proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on June 13, 2019 to ensure your representation at the Extraordinary General Meeting. Alternatively, you may attend the Extraordinary General Meeting and vote in person. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a broker, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

Q:          Do Netshoes’ executive officers and directors have any interests in the Merger Proposal?

A:           Yes. Our CEO and chairman of the Board of Directors, Marcio Kumruian, may have interests that differ from, or are in addition to, his interests as a shareholder in connection with the approval of the resolutions at the Extraordinary General Meeting. Marcio Kumruian has entered into an employment agreement with Magazine Luiza to hold an employment position at Magazine Luiza upon completion of the Merger. His sister, Ms. Graciela Tanaka, our chief operating officer, has entered into a similar arrangement. Both have also agreed to a non-competition and non-solicitation agreement that survives for 30 months following termination of employment. For further information, see “Summary—Interests of Certain Persons; Share Ownership of Netshoes Directors and Executive Officers.” Mr. Kumruian also beneficially owns 12.5% of the Common Shares of the Company. Mr. Kumruian has separately contractually agreed with Magazine Luiza to vote his Common Shares in favor of the resolutions to be voted at our Extraordinary General Meeting.  On the advice of counsel, to avoid an actual or potential conflict of interest, Mr. Kumruian abstained and did not vote as a board member for the Merger Proposal.

Q:          Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:           Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Extraordinary General Meeting by submitting a written notice of revocation to Otávio Lyra (ir@netshoes.com and otavio.lyra@netshoes.com), the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than 11:59 p.m., Eastern time, on June 13, 2019) or by attending the Extraordinary General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a “legal proxy” from such institution ,emailing a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting, and presenting your voting information card and voting in person at the Extraordinary General Meeting.

Q:          What will happen if I abstain from voting or fail to vote on the resolutions to authorize and approve the Merger Agreement and the Plan of Merger?

A:           If you abstain from voting, fail to cast your vote in person or by proxy or fail to give voting instructions to your broker, dealer, commercial bank, trust company or other nominee, your vote will not be included or counted in the determination of the number of Common Shares present and voting for purposes of determining whether such resolution has been passed; provided that if you are a holder of Common Shares and submit a signed proxy card without indicating how you wish to vote, the Common Shares represented by your proxy card will be voted by the persons named in the proxy card as our Board of Directors may recommend.

Q:          If I purchased my Common Shares after the Record Date, may I vote these shares at the Extraordinary General Meeting?

A:           No. A shareholder is not entitled to vote shares purchased after the Record Date because the shareholder was not the record holder of those shares on the Record Date. Only the holder as of the Record Date may vote shares.

Q:          What happens if I sell my Common Shares before the Extraordinary General Meeting?

A:           The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and the date that the Merger is expected to be completed. If you transfer your Common Shares after the Record Date but before the Extraordinary General Meeting, you will retain your right to vote at the Extraordinary General Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Common Shares. In order to receive the Merger Consideration, you must hold your Common Shares through the completion of the Merger.

Q:          Will the Merger Consideration paid to U.S. holders of Common Shares be subject to U.S. federal income tax?

A:           The receipt of the Merger Consideration by Netshoes shareholders that are U.S. Holders (as defined below) will be a taxable event for U.S. federal income tax purposes. For more details, see “The Merger—Material U.S. Federal Income Tax Consequences.”

Q:          Will any proxy solicitors be used in connection with the Extraordinary General Meeting?

A:           Yes. To assist in the solicitation of proxies, the Company has engaged Georgeson LLC as its proxy solicitor.

Q:          What should I do if I receive more than one set of voting materials?

A:           You may receive more than one set of voting materials, including multiple copies of this information statement or multiple proxy or voting instruction cards. For example, if you hold your Common Shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Common Shares. If you are a holder of record and your Common Shares are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Q:          How can I obtain additional information about Netshoes?

A:           Our annual report on Form 20-F for the fiscal year ended December 31, 2018 and other SEC filings may be accessed on the Internet at www.sec.gov or on the investor relations page of Netshoes’ website at http://investor.netshoes.com. The information provided on our website is not part of this information statement, and therefore is not incorporated by reference. For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:          What should I do if I have questions about the Extraordinary General Meeting, the Merger or this document?

A:           If you have any questions about the Extraordinary General Meeting, the Merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Netshoes (Cayman) Limited
c/o Mr. Otávio Lyra
Rua Vergueiro 961, Liberdade
Zip Code 01504-001
City of São Paulo, State of São Paulo
Brazil
Tel: +55 11 3028-3528
Email: ir@netshoes.com or otavio.lyra@netshoes.com

In addition, you may also direct any questions about the Merger to, and request additional copies of this document from our proxy solicitor at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: (800) 509-1078

If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

DISSENTER RIGHTS

The following is a brief summary of the rights of holders of the Common Shares to dissent from the Merger and receive payment equal to the “fair value” of their shares (“Dissenter Rights”). This summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Companies Law. If you are contemplating the possibility of dissenting from the Merger and exercising Dissenter Rights, you should carefully review the text of the Companies Law, particularly the procedural steps required to exercise your Dissenter Rights. These procedures are complex and you should consult your Cayman Islands legal counsel if you are considering exercising such rights. If you do not fully and precisely satisfy the procedural requirements of the Companies Law, you may lose your Dissenter Rights.

Requirements for Exercising Dissenter Rights

A registered shareholder of the Company is entitled to payment of the “fair value” of its, his or her Common Shares upon dissenting from the Merger in accordance with Section 238 of the Companies Law.

Pursuant to the Merger Agreement, the Common Shares of a shareholder who validly exercises and does not withdraw or lose its Dissenter Rights from the Merger pursuant to Section 238 of the Companies Law shall be surrendered and cancelled and cease to exist at the effective time of the Merger, but shall not be converted into or exchangeable for or represent the right to receive the Merger Consideration, and each such dissenting shareholder shall be entitled only to payment of the “fair value” of such dissenting shares in accordance with Section 238 of the Companies Law.

If any dissenting shareholder fails to validly exercise or has otherwise waived, effectively withdraws or loses his or her rights thereunder, then as of the later of the Effective Time, the occurrence of such event or a court of competent jurisdiction determining that such holder is not entitled to the relief provided by Section 238 of the Companies Law, the dissenting shareholder shall be entitled to receive the Merger Consideration (without any interest thereon).

We will give Magazine Luiza (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable law that are received by the Company relating to Company shareholders’ exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the Companies Law. The Company is not allowed to, without the prior written consent of Magazine Luiza, voluntarily make any payment with respect to any exercise of Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights.

The valid exercise of your Dissenter Rights will preclude the exercise of any other rights by virtue of holding Common Shares in connection with the Merger, other than the right to participate fully in proceedings to determine the “fair value” of shares held by you and to seek relief on the ground that the Merger is void or unlawful.

The Companies Law provides for a right of dissenting shareholders to be paid a payment of the “fair value” of their shares upon their dissenting to the Merger if they comply with the following procedure:

(a)              The dissenting shareholder must give written objection to the Merger to the Company before the vote on the Merger (which vote will be held at the Meeting).  Such objection must include a statement that the dissenting shareholder proposes to demand payment for his shares if the Merger is authorized by the vote;

(b)             Within 20 days following the date on which the Merger is duly approved by the shareholders, the Company must give written notice of the approval to each shareholder who made a written objection;

(c)              A dissenting shareholder must within 20 days following the date on which such notice is given by the Company, give the Company a written notice affirming his/her/its decision to dissent, stating: (i) his name and address; (ii) the number and classes of shares in respect of which he dissents (this must be all shares that is held by such shareholder in the Company); and (iii) a demand for payment of the “fair value” of his               shares.  The dissenting shareholder will cease to have any rights of a shareholder in the Company upon the giving of such notice of dissent except the right to be paid the “fair value” of his shares (and the right to participate in court proceedings to determine the “fair value” of his shares and the right to institute proceedings on the grounds that the Merger is void or unlawful);

(d)             Within seven days following the date of the expiration of the period set out in paragraph (c) above or within seven days following the date on which the Plan of Merger is filed with the Cayman Islands Registrar of Companies, whichever is later, the Company must make a written offer to each dissenting shareholder to purchase their shares at a price that the Company determines is the “fair value”, and if the Company and the shareholder agree upon a price within 30 days following the date on which the offer was made, the Company must pay the shareholder such amount; and

(e)              If the Company and the shareholder fail to agree upon a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the Company shall (and any shareholder which has dissented to the Merger may) file a petition with the Grand Court of the Cayman Islands (the “Court”) to determine the “fair value” and such petition must be accompanied by a verified list of the names and addresses of the dissenting shareholders with whom agreements as to the “fair value” of their Common Shares have not been reached by the Company. The Company must serve a copy of such petition on the other parties.

At the hearing, the Court has the power to determine the “fair value” of the shares together with a fair rate of interest, if any, to be paid by the Company upon the amount determined to be the “fair value”. Any dissenting shareholder whose name appears on the list filed by the Company may participate fully in all proceedings until the determination of “fair value” is reached.

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a dissenting shareholder, the Court may order all or a portion of the expenses incurred by any dissenting shareholder in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares that are the subject of the proceeding.

The above summary is not a complete statement of the law, and is qualified in its entirety by the complete text of Section 238 of the Companies Law, a copy of which is attached as Annex E to this Information Statement. If you are contemplating the possibility of exercising your Dissenter Rights, you should carefully review the text of Annex E, particularly the procedural steps required to exercise Dissenter Rights.

The process of exercising Dissenter Rights is technical and complex. If you fail to comply strictly with the procedures set forth in Section 238, you may lose your Dissenter Rights. You should consult your Cayman Islands legal counsel without delay if you wish to exercise Dissenter Rights.

If you are considering dissenting, you should be aware that the “fair value” of your shares determined under Section 238 of the Companies Law could be more than, the same as, or less than the Merger Consideration, for each share that you would otherwise receive as consideration pursuant to the Merger Agreement if you do not exercise Dissenting Rights with respect to your shares. In addition, in any proceedings for determination of the “fair value” of the shares, the Company and Magazine Luiza intend to assert that the Merger Consideration is equal to the “fair value” of each of your shares. You may also be responsible for some or all of the costs of any such proceedings, which are at the discretion of the Court.

Failure to vote your Common Shares, or a vote against the Merger Proposal will not alone enable any dissenting shareholders to exercise their Dissenter Rights.

You must send all notices to the Netshoes’ executive offices located at Rua Vergueiro 961, Liberdade, 01504-001 São Paulo, São Paulo, Brazil.

RISK FACTORS

In addition to the other information included in this information statement, including the matters addressed under the caption titled “Cautionary Statements Regarding Forward-Looking Statements” on page 24, you should consider carefully the following risk factors in determining how to vote at the Extraordinary General Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.“Key Information—D. Risk Factors” of Netshoes’ Annual Report on Form 20-F for the year ended December 31, 2018, which Netshoes filed with the SEC on April 30, 2019, as well as the other risk factors discussed from time to time by Netshoes in reports to be filed with, or furnished to, the SEC, and which are incorporated by reference into this information statement.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations and prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions set forth in the Merger Agreement, including, among others, that:

•        the Special Resolutions set out in the notice of the Meeting must have been approved by shareholders of Netshoes representing at least two-thirds (2/3) of votes cast by the shareholders entitled to vote (who are those shareholders holding shares as of the record date of May 7, 2019) who are present in person or by proxy at the Extraordinary General Meeting;

•        no governmental authority of competent jurisdiction has enacted, entered, promulgated or enforced any law, statute, rule, regulation, executive order, decree, ruling injunction or other order (whether temporary, preliminary or permanent) which prohibits, restrains or enjoins the consummation of the Merger; and

•        approval by Brazilian antitrust authorities, which was granted by CADE on May 22, 2019 and is expected to become final and unappealable on June 8, 2019.

In addition, each party’s obligation to complete the Merger is subject to the truthful and correctness of the other parties’ representations and warranties in the Merger Agreement (subject to certain materiality and knowledge qualifications), and the other parties’ compliance with their respective covenants and agreements in the Merger Agreement in all material respects.

No assurance can be given that each of the closing conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances set forth in the Merger Agreement, including by mutual decision of the parties thereto. If the closing conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.

If the Merger is not completed (including in the event the Merger Agreement is terminated or if by July 31, 2019 the Merger is not deemed effective), our ongoing business will be materially adversely affected.  As indicated in our annual report on Form 20-F for the year ended December 31, 2018, we experienced net losses and significant cash outflows from cash used in operating activities in 2018, and our business performance and financial condition have faced increasing pressure since December 31, 2018.  We are currently engaged in preserving our cash, liquidity and financial position and obtaining access to alternative sources of capital necessary to meet our ongoing liquidity needs.  The Company has engaged financial and other advisors to assist it in that effort.  There can be no assurance that we will be able to meet our funding requirements and have the ability to gain continued access to short-term financing. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business (including with suppliers and creditors) at the amounts stated in our audited consolidated financial statements, resulting in defaults in agreements with our creditors and suppliers and potentially additional defaults in the future, including as a result of cross-defaults. Most of our financing agreements are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default.

We also could be subject to litigation related to any failure to complete the Merger. If the Merger is not completed, these risks may materialize and may materially adversely affect the price of our Common Shares, our business, financial condition, results of operations and prospects.

Our CEO and chairman of the Board of Directors has interests that may differ from the interests of our shareholders.

Our CEO and chairman of the Board of Directors, Marcio Kumruian, may have interests that differ from, or are in addition to, his interests as a shareholder in connection with the approval of the resolutions at the Extraordinary General Meeting. Marcio Kumruian has entered into an employment agreement with Magazine Luiza to hold an employment position at Magazine Luiza upon completion of the Merger. His sister, Ms. Graciela Tanaka, our chief operating officer, has entered into a similar arrangement. Both have also agreed to a non-competition and non-solicitation agreement that survives for 30 months following termination of employment. For further information, see “Summary—Interests of Certain Persons; Share Ownership of Netshoes Directors and Executive Officers.” Mr. Kumruian also beneficially owns 12.5% of the Common Shares of the Company.  Mr. Kumruian has separately contractually agreed with Magazine Luiza to vote his Common Shares in favor of the resolutions to be voted at our Extraordinary General Meeting. On the advice of counsel, to avoid an actual or potential conflict of interest, Mr. Kumruian abstained and did not vote as a board member for the Merger Proposal.

The fact that there is a Merger pending could harm our business and results of operations.

While the Merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•        the diversion of management and employee attention from our business may detract from our ability to operate efficiently, capitalize on new opportunities and commence new initiatives, particularly as a result of any bidding contest between third parties in an effort to acquire our equity interest;

•        we may be unable to respond effectively to competitive pressures, industry developments and future opportunities;

•        we could be subject to costly litigation associated with the Merger;

•        our current and prospective employees may be uncertain about their future roles and relationships with Magazine Luiza during and following completion of the Merger, and this uncertainty may adversely affect our ability to attract, retain and motivate key personnel; and

•        the Merger Agreement contains certain covenants restricting the conduct of our business between the date of the Merger Agreement and the earlier to occur of (i) the termination of the Merger Agreement pursuant to its terms and (ii) the effective time, the waiver of which is subject to the consent of the other parties. These covenants may limit our freedom to operate our business in potentially adverse ways.

Our obligation to pay a termination fee under certain circumstances, the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals and our obligation to hold the Extraordinary General Meeting even if a superior proposal is presented may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement generally prohibits us from initiating, soliciting, facilitating or knowingly encouraging any inquiries with respect to, any acquisition inquiry or acquisition proposal, or executing or entering into any agreement in connection with any acquisition proposal. Even if a superior proposal (as such term is defined in the Merger Agreement) is presented, we are required to hold the Extraordinary General Meeting and submit the Merger Proposal for approval at the Extraordinary General Meeting. We may be required to pay to Magazine Luiza a termination fee equal to US$1,800,000.00 under certain circumstances set forth in the Merger Agreement.

We may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, then that injunction may delay or prevent the Merger from being completed, which may adversely affect our or, if the Merger is completed but delayed, the Company’s business, financial position and results of operations.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the Merger fully, you should read carefully this entire document, its annexes and the documents we refer to. See “Where You Can Find More Information.” A form of the Merger Agreement is attached as Annex A to this document and is incorporated by reference into this information statement. We encourage you to read it in its entirety, as it is the most important legal document that governs the Merger.

The Companies

Netshoes (Cayman) Limited
Rua Vergueiro 961, Liberdade
Zip Code 01504-001
City of São Paulo, State of São Paulo
Brazil

We were founded in January 2000 by Marcio Kumruian and Hagop Chabab as a single physical shoe store in São Paulo, Brazil. In 2007, we closed our brick-and-mortar stores and shifted to an online business to reach more customers across Brazil. We have also selectively introduced new product categories, maintaining our core strategy of focusing on product verticals with higher margins that have short replacement cycles and are easy to ship.

Since our launch, we have sold to more than 17.6 million customers across our sites (representing a 16.9% year-over-year growth from 2017), solidifying our position as one of the few scaled online retailers in Brazil and creating a foundation of audience, brand and capabilities on top of which we are building a digital ecosystem capable of delivering increasing and significant value to customers and partners in the future. Through our desktop and mobile websites and applications, which we refer to as our “sites,” we deliver our customers a convenient and intuitive online shopping experience across our two core brands, Netshoes and Zattini.

As indicated in our annual report on Form 20-F for the year ended December 31, 2018, we experienced net losses and significant cash outflows from cash used in operating activities in 2018, and our business performance and financial condition have faced increasing pressure since December 31, 2018.  We are currently engaged in preserving our cash, liquidity and financial position and obtaining access to alternative sources of capital necessary to meet our ongoing liquidity needs.  The Company has engaged financial and other advisors to assist it in that effort.  There can be no assurance that we will be able to meet our funding requirements and have the ability to gain continued access to short-term financing. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business (including with suppliers and creditors) at the amounts stated in our audited consolidated financial statements, resulting in defaults in agreements with our creditors and suppliers and potentially additional defaults in the future, including as a result of cross-defaults. Most of our financing agreements are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default.

For further information about our business and operations, see our annual report on Form 20-F for the fiscal year ended December 31, 2018 and our Form 6-K furnished to the SEC on May 10, 2019 with our unaudited financial statements as of and for the three months ended March 31, 2019 (SEC Accession No. 0001292814-19-001861), that can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://investor.netshoes.com and on the SEC’s website at www.sec.gov.

Magazine Luiza Cayman Ltd
C/- Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road

George Town, Grand Cayman KY1-9008, Cayman Islands

The Merging Company is a newly-incorporated exempted company with limited liability incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of Magalu (as defined below). Magazine Luiza formed this subsidiary as a Cayman Islands company with the aim to effect the Merger.

Magazine Luiza S.A.
Rua Amazonas da Silva, No. 27, Vila Guilherme

São Paulo, SP 02051-000

Brazil

Magazine Luiza S.A., or Magalu, is one of the largest Brazilian retail companies. It was founded in 1957 and currently operates a multichannel retail platform of mobile, website, and physical stores. Magalu offers e-commerce services and retails a wide range of electronics, toys, power tools, and houseware products. Magalu develops big data, machine learning, and other technologies to remove friction from the retail process. Magalu has undergone a transformation process from a traditional retail company with a digital presence into a digital platform with physical points of sale and human contact. Magalu has more than 950 stores and 12 distribution centers. Magalu had over 17 million active customers and through the marketplace, as well as over 3,300 sellers and more than 4.3 million items for sale.

See “The Companies” beginning on page 31.

Netshoes’ Reasons for Approval of the Merger; Recommendation of the Netshoes Board of Directors

After careful consideration, and after each director duly disclosed his interests in the transactions contemplated by the Merger Agreement (if any), including the Merger, as required by the memorandum and articles of association of the Company as amended to date, and by Cayman Islands law, Netshoes’ board of directors (the “Board” or our “Board of Directors”) has (with the abstention of Mr. Marcio Kumruian):

•        determined that the Merger Agreement, the Plan of Merger, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of, Netshoes and its shareholders as a whole;

•        determined to recommend that Netshoes’ shareholders approve the Merger Agreement, the Plan of Merger, the Merger and the other transactions contemplated by the Merger Agreement; and

•        unanimously approved (with the abstention of Mr. Marcio Kumruian) the Merger Agreement, the Plan of Merger, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors recommends (with the abstention of Mr. Marcio Kumruian) that you vote FOR the approval of the Merger Proposal.

In reaching its decision to unanimously approve the Merger Proposal and to recommend that Netshoes shareholders vote to approve the Merger Proposal, our Board of Directors consulted with Netshoes’ management and Netshoes’ financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Merger—Reasons for Approval of the Merger; Recommendation of the Board.”

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner.

Opinion of Financial Advisor to the Company

Opinion of Goldman Sachs & Co. LLC

On April 29, 2019, at a meeting of the Board of Directors, Goldman Sachs & Co. LLC (“Goldman Sachs”) rendered its oral opinion, subsequently confirmed in writing, that, as of April 29, 2019 and based upon and subject to the factors and assumptions set forth therein, the consideration of US$2.00 in cash per share of the Common Shares to be paid to the holders of Common Shares (other than Magazine Luiza and its affiliates) pursuant to the Merger Agreement, was fair from a financial point of view to such holders.

Goldman Sachs did not update, revise or reaffirm its opinion, based on circumstances, developments or events occurring since April 29, 2019, the date of its opinion, including to reflect any changes in the merger consideration since that date as further detailed in “The Merger—Background of the Merger.”

The full text of the written opinion of Goldman Sachs, dated as of April 29, 2019, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this information statement. Goldman Sachs provided advisory services and its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger. The Goldman Sachs opinion is not a recommendation as to how any holder of Common Shares should vote with respect to the Merger or any other matter. Pursuant to an engagement letter between the Company and Goldman Sachs, the Company has agreed to pay Goldman Sachs a transaction fee that, based on information available as of the date of the announcement of the Merger, is estimated to be approximately US$4 million, all of which becomes payable upon consummation of the Merger.

For more information, see the section entitled “The Merger—Opinion of Financial Advisor” and Annex C to this information statement.

Interests of Certain Persons; Share Ownership of Netshoes Directors and Executive Officers

When considering the recommendation by the Board of Directors (with the abstention of Mr. Marcio Kumruian) to vote FOR the Merger Proposal, you should be aware that executive officers and directors of Netshoes may have interests in the Merger that are different from, or in addition to, your interests, including:

•        Relevant Minority Shareholding of the CEO and Chairman of the Board: Mr. Kumruian beneficially owns 12.5% of the Common Shares.  Mr. Kumruian has separately contractually agreed with Magazine Luiza to vote his Common Shares in favor of the resolutions to be voted at our Extraordinary General Meeting.  For further information, see “Voting and Support Agreements.” On the advice of counsel, to avoid an actual or potential conflict of interest, Mr. Kumruian abstained and did not vote as a board member for the Merger Proposal;

•        Retention Agreements.  On the date of the execution of the Merger Agreement, Mr. Kumruian, current chairman and chief executive officer of Netshoes, and his sister, Ms. Graciela Tanaka, our chief operating officer, have entered into employment agreements with Magazine Luiza to hold employment positions at Magazine Luiza upon completion of the Merger for an initial period of twelve (12) months. Both have also agreed to a non-competition and non-solicitation agreement that survives for 30 months following termination of employment with Magazine Luiza. As compensation for such non-competition and non-solicitation agreements, Magazine Luiza agreed to grant shares to each of Mr. Kumruian and Ms. Tanaka upon termination of their employment agreements in the event that certain conditions to be agreed by the parties are met;

•        Acceleration of Vesting of Unvested Share Options; Value Attributable to Outstanding Vested and Unvested Share Options. Each outstanding and unexercised share option to purchase one Common Share of Netshoes issued under the Company’s 2012 Share Plan (including held by certain of our directors and executive officers), whether or not then vested, with a per share exercise price less than US$3.00, shall automatically and without any action on the part of the holders thereof, be accelerated and converted into the right to receive an amount in cash equal to (i) US$3.00 less (ii) the exercise price of such share option, multiplied by the number of Common Shares underlying such share option, without interest and less any applicable withholding taxes; and

•        Indemnification and Insurance. Our executive officers and directors will benefit from the indemnification provisions contained in the Merger Agreement with respect to their acts or omissions as executive officers or directors of Netshoes at or prior to the Effective Time of the Merger. In accordance with the Merger Agreement and subject to the approval of the Merger Proposal at the Extraordinary General Meeting, Netshoes intends to acquire run-off directors’ and officers’ liability insurance for six (6) years after the effective time of the Merger. See “The Merger—Directors’ and Officers’ Indemnification and Insurance.”

As of the Record Date for the Extraordinary General Meeting, the directors and executive officers of Netshoes, as a group, beneficially owned in the aggregate approximately 13.2% of the outstanding Common Shares, including 12.5% beneficially owned by our CEO and Chairman, Mr. Kumruian.

See “The Merger—Effect of the Merger on the Company’s 2012 Share Plan” and “Share Ownership of Certain Beneficial Owners, Directors and Executive Officers of Netshoes.”

The Merger Agreement

The form of Merger Agreement is attached as Annex A to this document. You should read the Merger Agreement carefully in its entirety. It is the most important legal document governing the Merger. See “The Merger Agreement.”

Structure of the Merger

The Merger is being effected as a Merger between Netshoes and Merging Company under the Companies Law. In the Merger, Merging Company, a wholly-owned subsidiary of Magazine Luiza, will be merged with and into Netshoes. Netshoes will be the Surviving Company of the Merger and will become a wholly-owned subsidiary of Magazine Luiza. See “The Merger Agreement— The Merger.”

Consideration

If the Merger is completed, each holder of Common Shares at the Effective Time of the Merger will be entitled to receive US$3.00 per share in cash, without interest and less any applicable withholding taxes. The Merger Consideration may be amended and increased prior to or at the Extraordinary General Meeting upon agreement by Magazine Luiza and Netshoes.  You will not receive any shares or other equity interests in the Surviving Company.  See “The Merger— Effects of the Merger on Our Common shares,” and “The Merger Agreement—The Merger Consideration and the Conversion of Share Capital.”

Treatment of Company’s Options under its 2012 Share Plan

As of the Effective Time of the Merger, the Company’s 2012 Share Plan will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Netshoes or its subsidiaries will be cancelled.

At the Effective Time of the Merger, each outstanding and unexercised share option (including held by certain of our directors and executives) to purchase one Common Share of Netshoes, whether or not then vested, with a per share exercise price less than US$3.00 (each, a “cashed-out option”), shall automatically and without any action on the part of the holders thereof, be converted into the right to receive an amount in cash equal to US$3.00 less the exercise price of such cashed-out option, multiplied by the number of Common Shares underlying such cashed-out option (the “option consideration”). As promptly as reasonably practicable following the Closing Date (as defined in the Merger Agreement) but in no event later than the fifth business day immediately after the Effective Time , the Surviving Company shall pay (or cause to be paid on its behalf) to each holder of a cashed-out option, through the applicable entity’s payroll system, the aggregate option consideration (without interest and less any applicable withholding taxes) payable to such holder of a cashed-out option. If the exercise price per Common Share subject to any option is equal to or greater than US$3.00, such option shall be cancelled without payment of any consideration.

See “The Merger—Effect of the Merger on the Company’s 2012 Share Plan.”

The Extraordinary General Meeting of Netshoes’ Shareholders

Date, Time, Place and Agenda. The Extraordinary General Meeting is scheduled to be held at the principal executive offices of Netshoes, located at Rua Vergueiro 961, Liberdade, 01504-001 São Paulo, São Paulo, Brazil, on Friday, June 14, 2019, at 11:00 a.m. (São Paulo time) (10:00 a.m. Eastern time), unless it is postponed or adjourned.

The Meeting is being held for the purpose of considering and voting upon resolutions to approve the acquisition of Netshoes by Magazine Luiza, including the approval of the following Special Resolutions:

As Special Resolutions that:

(a)    The merger of the Company with Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Merging Company”), whereby the Company will be the surviving company and all the undertakings, property and liabilities of the Company and the Merging Company shall vest in the Company by virtue of such merger pursuant to the provisions of the Companies Law (2018 Revision) of the Cayman Islands (the “Merger”), be approved;

(b)    The agreement and plan of merger between the Company, Magazine Luiza S.A. and the Merging Company dated as of April 29, 2019, and as amended pursuant to the first amendment to agreement and plan of merger dated as of May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the Merger Consideration) (the “Merger Agreement”) , be approved, ratified, adopted and confirmed in all respects; and

(c)    There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Time (as defined in the Merger Agreement), the plan of merger between the Company and the Merging Company in substantially the form annexed to the Merger Agreement (the “Plan of Merger”) be approved and the Company be authorized to enter into the Plan of Merger and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same on behalf of the Company

We refer to these resolutions collectively as the “Merger Proposal.”

We currently know of no other business to be transacted at the Extraordinary General Meeting, other than as set forth above; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Record Date. Netshoes has fixed May 7, 2019 as the Record Date for the Extraordinary General Meeting. If you were a Netshoes shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. As of the Record Date, there are 31,056,244 Common Shares entitled to be voted at the Extraordinary General Meeting.

Required Vote. Provided that a quorum is present, the adoption and approval of the Merger Proposal at the Extraordinary General Meeting requires the affirmative vote of holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, at the Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

By adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting by way of Special Resolutions, holders of our Common Shares will be entitled to receive the Merger Consideration agreed under the Merger Agreement entered into by the Company with Magazine Luiza S.A. and the Merging Company (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the Merger Consideration). By not adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting, holders of our Common Shares will be merely rejecting the Merger and the Merger Proposal (as proposed by Magazine Luiza S.A. and the Merging Company), and such rejection would not constitute, and should not be viewed and/or construed as, an automatic approval of any merger proposal from any third party that may be outstanding at the time of the Extraordinary General Meeting.

Netshoes believes that based on facts that occurred prior to the adjourned shareholders’ meeting held on May 30, 2019, there could be similar events between the date of this Information Statement and June 14, 2019, the scheduled date for the Extraordinary General Meeting, including amendments to the Merger Agreement and higher offer prices for the Common Shares. To the extent practicable,  Netshoes will keep you promptly informed of any such events by filing documents with the SEC on Form 6-K, including with respect to any competing proposals or amendments or supplements to the Merger Agreement, and you should not assume that Netshoes will adjourn or postpone the meeting as a result of the occurrence of any such events unless expressly publicly announced by Netshoes.  YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER PROPOSAL.  Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Netshoes will be available free of charge on the Investor Relations section of the Company’s website at http://investor.netshoes.com.  Netshoes undertakes to use its reasonable best efforts to hold the Extraordinary General Meeting on June 14, 2019 and so avoid uncertainty in the absence of a predictable timeframe that is consistent with Netshoes’ operating cash flow and financial condition, among other considerations. See “The Extraordinary General Meeting.”

Conditions to the Merger

The parties will complete the Merger only if the parties satisfy or, if permitted by applicable law, waive several conditions. The conditions include, among others:

Conditions to Each Party’s Obligations.

•        the Merger Agreement and the Plan of Merger have been approved by shareholders of Netshoes representing at least two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at the Extraordinary General Meeting;

•        no law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any governmental authority of competent jurisdiction which prohibits, restrains or enjoins the consummation of the Merger; and

•        approval of the Merger by the Brazilian Conselho Administrativo de Defesa da Concorrência – CADE has been issued and is final upon expiration of the fifteen (15) day waiting period set forth in applicable law, or is no longer subject to any administrative appeal, as the case may be. The approval by CADE was granted on May 22, 2019 and is expected to become final and unappealable on June 8, 2019.

Conditions to Magazine Luiza’s and Merging Company’s Obligations.

•        truthful and correctness of the representations and warranties of Netshoes in the Merger Agreement, subject to certain materiality qualifiers;

•        Netshoes has performed or complied with, in all material respects, the obligations, agreements and covenants that are to be performed or complied with by it under the Merger Agreement;

•        no material adverse effect with respect to Netshoes and its subsidiaries, taken as a whole, has occurred since the execution and delivery of the Merger Agreement;

•        the delivery of an officers certificate by Netshoes certifying that the first and second conditions of this subsection have been satisfied;

•        filing with the SEC of the financial statements of Netshoes and its subsidiaries for the three-month period ended March 31, 2019 on or prior to May 31, 2019, and that (i) the net loss shall not exceed R$69,810,000, (ii) the net sales shall be no less than R$310,400,000, (iii) the difference between current operating liabilities (as defined in the Merger Agreement) and current operating assets (as defined in the Merger Agreement) shall be no more than R$73,400,000, and (iv) net debt (as defined in the Merger Agreement) shall be no more than R$213,800,000, in each case, as of and for the three-month period ended March 31, 2019. On May 10, 2019, we furnished to the SEC under Form 6-K (SEC Accession No. 0001292814-19-001861) our unaudited financial statements as of and for the three months ended March 31, 2019, which are incorporated by reference into our information statement and this condition has been fully met; and

•         the unaudited financial statements of Netshoes and its subsidiaries as of and for the three month period ended March 31, 2019 shall have been reviewed by the Company’s independent accounting firm in accordance with and as required by the standards of the Public Company Accounting Oversight Board and consistent with past practice. This condition has been fully met.

Conditions to Netshoes’ Obligations.

•        truthful and correctness of representations and warranties of Magazine Luiza and Merging Company in the Merger Agreement, subject to certain materiality qualifiers;

•        Magazine Luiza and Merging Company have performed or complied with, in all material respects, the obligations, agreements and covenants that are to be performed or complied with by it under the Merger Agreement; and

•        the delivery of an officer’s certificate by Magazine Luiza certifying that the above conditions have been satisfied.

See “The Merger Agreement—Conditions to the Merger.”

Termination of the Merger Agreement

Magazine Luiza, Merging Company and Netshoes can agree to terminate the Merger Agreement by mutual written consent at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by Netshoes’ shareholders.

In addition, either Magazine Luiza or Netshoes can terminate the Merger Agreement if any of the following, among other things, occurs:

•        the Merger is not consummated by 5:00 p.m. (São Paulo time) on July 31, 2019 (the “outside date”), except that the right to terminate the Merger Agreement in this circumstance will not be available to a party whose failure to perform any of its obligations under the Merger Agreement required to be performed at or prior to the Merger has been the primary cause of the failure of the effective time of the Merger to occur on or before such date;

•        a court of competent jurisdiction or other governmental authority (as defined in the Merger Agreement) located or having jurisdiction within the United States, Brazil or the Cayman Islands issues an order, decree or ruling or takes any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and unnappealable; or

•        the requisite approval of the Merger by Netshoes’ shareholders is not obtained at the Extraordinary General Meeting.

The Merger Agreement may also be terminated by Netshoes if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Magazine Luiza or Merging Company contained in the Merger Agreement, or any such representation or warranty is untrue, which breach, if occurring or continuing at the effective time of the Merger, would result in the failure to satisfy a closing condition, and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Netshoes to Magazine Luiza or (ii) two (2) business days prior to the outside date; provided that Netshoes shall not have the right to terminate if Netshoes is then in breach of any of its covenants or agreements contained in the Merger Agreement, which breach, if occurring or continuing at the Effective Time of the Merger, would result in the failure to satisfy a closing condition;

The Merger Agreement may also be terminated by Magazine Luiza under any of the following circumstances:

•        at any time prior to the Effective Time of the Merger, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Netshoes contained in the Merger Agreement, or any such representation or warranty is untrue, which breach, if occurring or continuing at the Effective Time of the Merger, would result in the failure to satisfy a closing condition, and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Magazine Luiza to Netshoes or (ii) two (2) business days prior to the outside date; provided that Magazine Luiza shall not have the right to terminate if Magazine Luiza or Merging Company are then in breach of any of their covenants or agreements contained in the Merger Agreement, which breach, if occurring or continuing at the Effective Time of the Merger, would result in the failure to satisfy a closing condition; and

•        if (i) Netshoes shall have engaged in a willful breach of its obligations on deal protection mechanisms set forth under the Merger Agreement or (ii) Netshoes Board of Directors (a) shall have made, prior to obtaining the shareholders’ approval, a company adverse recommendation change in a manner adverse to Magazine Luiza or Merging Company, (b) shall have failed to include the recommendation of the Merger in the information statement distributed to shareholders, (c) shall have recommended, prior to obtaining the shareholder approval, to Netshoes shareholders an acquisition proposal with a person other than Magazine Luiza or Merging Company, or (d) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the shareholder approval.

See “The Merger Agreement—Termination of the Merger Agreement.”

No Solicitation of Acquisition Proposals

The Merger Agreement contains detailed provisions restricting Netshoes’ right to solicit acquisition proposals, which includes obligations not to (i) initiate, solicit, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries with respect to, or the making of, any acquisition inquiry or acquisition proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to or for the purpose of encouraging or facilitating an acquisition inquiry or acquisition proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal or (iv) execute or enter into, any merger agreement, acquisition agreement, letter of intent or similar document, agreement, commitment, or agreement in principle (in each case, whether written or oral, binding or nonbinding, but excluding any acceptable confidentiality agreement) for any acquisition proposal.

Notwithstanding this, Netshoes is not prohibited from:

•        taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making any “stop-look-and-listen” communication to the shareholders of Netshoes pursuant to the Exchange Act (or any similar communications to the shareholders of the Company) or making any legally required disclosure to shareholders with regard to the transactions contemplated by the Merger Agreement or an acquisition proposal; provided, that any such position, communication or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the recommendation of the Merger Agreement, the Plan of Merger and the Merger) shall be deemed to be a company adverse recommendation change unless Netshoes Board of Directors expressly and concurrently reaffirms the recommendation of the Merger Agreement, the Plan of Merger and the Merger without qualification;

•        prior to obtaining the shareholder approval, (A) providing access to Netshoes’ or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a person or group who has made a bona fide written acquisition proposal that was unsolicited and was not obtained in connection with a breach of the Merger Agreement or (B) contacting and engaging in any negotiations or discussions with any person or group and their respective representatives who has made a bona fide written acquisition proposal that was unsolicited and was not obtained in connection with a breach of the Merger Agreement, in each case in clauses (A) or (B) if Netshoes Board of Directors (1) shall have determined in good faith, in consultation with Netshoes’ outside legal counsel and financial advisors, that such acquisition proposal constitutes or would reasonably be expected to constitute, result in or lead to a superior proposal (as such term is defined in the Merger Agreement) and (2) shall have determined in good faith, in consultation with the Netshoes’ outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, and in the case of clause (A), Netshoes also has received from such person an executed acceptable confidentiality agreement; and

•        prior to obtaining the shareholder approval, making a company adverse recommendation change (as defined in the Merger Agreement and to the extent permitted therein).

See “The Merger Agreement—No Solicitation; Board Recommendation Change.”

Termination Fee; Expenses

Netshoes is required to pay to Magazine Luiza a termination fee of US$1,800,000 if the Merger Agreement is terminated under any of the following circumstances:

•        if the Merger Agreement is terminated by Magazine Luiza because (i) Netshoes has engaged in a willful breach of its obligations on deal protection mechanisms or (ii) Netshoes’ Board of Directors (a) has made, prior to obtaining the shareholders’ approval, a company adverse recommendation change in a manner adverse to Magazine Luiza or Merging Company, (b) has failed to include the recommendation of the Merger in the information statement distributed to shareholders, (c) has recommended, prior to obtaining the shareholders’ approval, to Netshoes shareholders an acquisition proposal with a person other than Magazine Luiza or Merging Company, or (d) has formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the shareholder approval; and

•        if the Merger Agreement is terminated by either Magazine Luiza or Netshoes because the Merger is not consummated until the outside date or because the shareholder approval has not been obtained, or if the Merger Agreement is terminated by Magazine Luiza because of a breach of any representation, warranty, covenant or agreement by Netshoes, and (a) prior to the date of the Extraordinary General Meeting to approve the Merger Agreement, an acquisition proposal shall have been made directly to the Netshoes’ shareholders, or an acquisition proposal shall have otherwise become publicly known and (b) within 12 months after such termination Netshoes enters into a definitive agreement to effect such acquisition proposal and such definitive agreement is subsequently completed (regardless of whether such consummation occurs within such twelve-month period).

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated, except as described above. Expenses incurred in connection with the filing, printing and mailing of this information statement shall be shared equally by Magazine Luiza and Netshoes.

See “The Merger Agreement—Termination Fee; Expenses.”

Dissenter Rights

Holders of the Common Shares who exercise their rights in accordance with Section 238 of the Companies Law will have the right to receive payment of the “fair value” of their Common Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is passed at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Law. A copy of Section 238 of the Companies Law is attached as Annex E to this information statement. The “fair value” of Common Shares determined under the Companies Law could be more than, the same as, or less than the Merger Consideration dissenting shareholders would otherwise receive. These procedures are complex and you should consult your Cayman Islands legal counsel if you intend to exercise such rights. If you do not fully and precisely satisfy the procedural requirements of the Companies Law, you will lose your dissenter rights (as described under the caption “Dissenter Rights” beginning on page 9).

Material U.S. Federal Income Tax Consequences

The receipt by a U.S. Holder (as defined below) of cash in exchange for Common Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. See the section of this document titled “The Merger—Material U.S. Federal Income Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the Merger to U.S. Holders. You should consult your tax advisor about the particular U.S., federal, state, local and non-U.S. tax consequences of the Merger to you.

Voting and Support Agreement

CDK Net Fund IC, Camelback Overseas Corp., Tiger Global Private Investment Partners V, L.P., Tiger Global Private Investment Partners VI, L.P., LFX Trust, Scott Shleifer 2011 Descendants’ Trust and HCFT Holdings, LLC, shareholders who collectively held 47.9% of the outstanding Common Shares on the date of the Merger Agreement, have entered into a voting and support agreement with Magazine Luiza, pursuant to which, among other things, each such shareholder has agreed to vote all Common Shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement and against any acquisition proposal (as defined in the Merger Agreement) or any transaction that is the subject of an acquisition proposal. The obligations of such shareholders terminate under certain circumstances, including if the Merger Agreement is terminated.

The form of voting and support agreement is attached as Annex D to the enclosed information statement. See “The Voting and Support Agreement.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties. These forward-looking statements include, without limitation, statements contained in the sections of this information statement entitled “Questions and Answers about the Extraordinary General Meeting and the Merger,” “Summary” and “The Merger” (including sub-section “Certain Internal Financial Projection” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases). These statements, which are based on information currently available to the Company, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•        the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•        the outcome of any legal proceedings that may be instituted against Netshoes and others relating to the Merger Agreement;

•        the failure of the Merger to close for any other reason;

•        risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger, and the effect of the announcement of the Merger on operating results and business generally; and

•        other risks detailed in our current filings with the SEC, including those set forth under the caption “Risk Factors” in our most recent annual report on Form 20-F. See the section of this information statement entitled “Where You Can Find More Information.”

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document. The business, financial condition and results of operations of Netshoes or the combined company could be materially adversely affected by any of these factors. Netshoes does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA

The Common Shares are traded on the New York Stock Exchange (NYSE) under the symbol “NETS.” Netshoes’ fiscal year ends on December 31.

The following table sets forth, for each of the years indicated, the high and low market close prices of our Common Shares on the New York Stock Exchange (NYSE).

	New York Stock Exchange US$ per Common Share
	High	Low
Year
2017	26.73	5.82
2018	9.57	1.16
2019 (through June 3, 2019)	3.70	1.45

Source: Bloomberg

	New York Stock Exchange US$ per Common Share
	High	Low
Quarter
Fourth Quarter 2017	13.70	5.82
First Quarter 2018	9.57	5.92
Second Quarter 2018	5.97	2.14
Third Quarter 2018	3.21	1.91
Fourth Quarter 2018	2.62	1.16
First Quarter 2019	2.77	1.45
Second Quarter 2019 (through June 3, 2019)	3.70	1.54

Source: Bloomberg

	New York Stock Exchange US$ per Common Share
Month	High	Low
December 2018	1.50	1.22
January 2019	2.70	1.50
February 2019	2.77	2.00
March 2019	2.40	1.45
April 2019	2.65	1.54
May 2019	3.70	1.90
June 2019 (through June 3, 2019)	3.68	3.68

Source: Bloomberg

On June 3, 2019, the close price of our Common Shares on the NYSE was US$ 3.68.

We have not declared or paid cash dividends on our Common Shares. Our current policy is to retain earnings for use in our business.

THE EXTRAORDINARY GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by Netshoes for use at Netshoes’ Extraordinary General Meeting. The Extraordinary General Meeting will be held at the principal executive offices of Netshoes, located at Rua Vergueiro 961, Liberdade, 01504-001 São Paulo, São Paulo, Brazil, on Friday, June 14, 2019, at 11:00 a.m. (São Paulo time) (10:00 a.m. Eastern time), unless it is postponed or adjourned.

Purpose of the Extraordinary General Meeting

At the Extraordinary General Meeting the following resolutions will be proposed as Special Resolutions:

AS SPECIAL RESOLUTIONS THAT:

(a)          The merger of the Company with Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Merging Company”), whereby the Company will be the surviving company and all the undertakings, property and liabilities of the Company and the Merging Company shall vest in the Company by virtue of such merger pursuant to the provisions of the Companies Law (2018 Revision) of the Cayman Islands (the “Merger”), be approved;

(b)          The agreement and plan of merger between the Company, Magazine Luiza S.A. and the Merging Company dated as of April 29, 2019 (the “Original Merger Agreement”), and as amended pursuant to the first amendment to agreement and plan of merger dated as of May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration) (the “Merger Agreement”), be approved, ratified, adopted and confirmed in all respects; and

(c)          There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Time (as defined in the Merger Agreement), the plan of merger between the Company and the Merging Company in substantially the form annexed to the Merger Agreement (the “Plan of Merger”) be approved and the Company be authorized to enter into the Plan of Merger and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same on behalf of the Company.

We refer to these resolutions collectively as the “Merger Proposal.”

We currently know of no other business to be transacted at the Extraordinary General Meeting, other than those set forth in this information statement; but, if any other matter is properly presented at the Meeting, including voting on the adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

Record Date, Share Ownership, Shareholders entitled to vote and Quorum

Only holders of Common Shares of record at the close of business on May 7, 2019, Eastern time (the “Record Date”) are entitled to attend and vote at the Extraordinary General Meeting and any adjourned meeting thereof.

In addition, shareholders who, as of the Record Date, held Common Shares through a bank, broker or other nominee which is a shareholder of record of Netshoes or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Extraordinary General Meeting, but may not actually vote their shares in person at the Meeting unless such person has obtained, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares and a scanned copy of such “legal proxy” is sent by email to ir@netshoes.com prior to the Extraordinary General Meeting.

As of the close of business on the Record Date, 31,056,244 Common Shares were issued and outstanding. One or more shareholders holding in aggregate not less than one-third (1/3) in nominal or par value of the total issued voting shares in the Company entitled to vote upon the business to be transacted shall constitute a quorum at the Extraordinary General Meeting. In the absence of the requisite quorum, the Meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined by the directors of the Company in accordance with the Companies Law, Netshoes’ Fourth Amended and Restated Memorandum and Articles of Association and the Merger agreement.

Certain shareholders holding an aggregate of 47.9% of the Common Shares have agreed with Magazine Luiza to attend the Meeting in person or by proxy and vote in favor of the Merger Proposal. As a result, it is expected that the above mentioned quorum will be achieved.

Recommendation of the Board of Directors

After careful consideration, and after each director duly disclosed his interests in the transactions contemplated by the Merger Agreement (if any), including the Merger, as required by the memorandum and articles of association of the Company as amended to date, and by Cayman Islands law, Netshoes’ board of directors (the “Board” or our “Board of Directors”) has (with the abstention of Mr. Marcio Kumruian):

•        determined that the Merger Agreement, the Plan of Merger, the Merger and the other transactions contemplated by the Merger Agreement are in the best interests of, Netshoes and its shareholders as a whole;

•        determined to recommend that Netshoes’ shareholders approve the Merger Agreement, the Plan of Merger, the Merger and the other transactions contemplated by the Merger Agreement; and

•        unanimously approved (with the abstention of Mr. Marcio Kumruian) the Merger Agreement, the Plan of Merger, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board of Directors recommends (with the abstention of Mr. Marcio Kumruian) that you vote FOR the approval of the Merger Proposal.

In reaching its decision to unanimously approve the Merger Proposal and to recommend that Netshoes shareholders vote to approve the Merger Proposal, our Board of Directors consulted with Netshoes’ management and Netshoes’ financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Merger—Reasons for Approval of the Merger; Recommendation of the Board.”

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner.

Voting

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented in book-entry form as recorded in the register of members of the Company in your name so that you appear as a shareholder on the records of Computershare (i.e., you are a registered shareholder), our stock transfer agent, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.investorvote.com/NETS by inserting the control number on the proxy card to be provided to you by the Company. You may provide voting instructions by internet, mobile device or (if you have received paper copies of our proxy materials) by returning a proxy card. You also may attend the Extraordinary General Meeting and vote in person. If you own Common Shares of record and you do not vote by proxy or in person at the Extraordinary General Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are street shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this information statement, the notice of Extraordinary General Meeting and the proxy card will be available to you at www.proxyvote.com by inserting the control number on the instructions to be provided to you by your bank, brokerage firm, or other nominee holding the shares if your bank, brokerage firm, or other nominee supports www.proxyvote.com and has agreed to provide you with a control number for this purpose. You may provide voting instructions by Internet, mobile device or (if you have received paper copies of proxy materials through your bank, brokerage firm, or other nominee) by returning a voting instruction form received from that institution. If you own Common Shares in street name and attend the Extraordinary General Meeting, you must (i) obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Extraordinary General Meeting, email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” resolutions even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of the Merger. If a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). However, broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.

Only Common Shares that are voted on the Merger Proposal will be counted toward determining whether such proposal is approved. Common shares present at the extraordinary general meeting that are not voted on, or Common Shares present by proxy where their holder properly withheld authority to vote on such proposal (including broker non-votes), will not be counted in determining whether such proposal is approved by shareholders.

Each Common Share is entitled to one vote on the Merger Proposal or any other item that comes before the Extraordinary General Meeting, If two or more persons are registered as joint holders of any common share, the right to attend the Extraordinary General Meeting will be conferred upon each of such joint owners, but the right to vote at the Extraordinary General Meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the Extraordinary General Meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in Netshoes’ shareholder register.

As of the date hereof, the Board of Directors of the Company unanimously recommends (with the abstention of Mr. Marcio Kumruian) voting in favor of the Merger Proposal.  If you direct the proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

Voting Results

The preliminary voting results will be announced at the Extraordinary General Meeting. The final voting results will be tallied by Netshoes’ corporate secretary based on the information provided by Netshoes’ transfer agent and will be published following the extraordinary general meeting on a Report of Foreign Private Issuer on Form 6-K.

Revoking or Changing Your Vote

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Extraordinary General Meeting by submitting a written notice of revocation to Otávio Lyra (ir@netshoes.com and otavio.lyra@netshoes.com), the Company’s investor relations officer, or a duly executed proxy (via the Internet, mobile device or by returning a proxy card) bearing a later date (which must be received by the Company no later than the date set forth below) or by attending the Extraordinary General Meeting and voting in person. A shareholder owning Common Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution ,emailing a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and presenting your voting information card at the Extraordinary General Meeting.

If you are not planning to attend in person our Extraordinary General Meeting, to ensure your representation at our Extraordinary General Meeting, revocation of proxies submitted by registered shareholders and street shareholders (whether by internet or by mailing a proxy card) must be received by the Company no later than 11:59 p.m., Eastern time, on June 13, 2019. Notwithstanding the foregoing, completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Common Shares in person. Please note, however, that if your Common Shares are held of record by a broker, bank or other nominee and you wish to vote at the Extraordinary General Meeting in person, you must (i) obtain from the record holder a “legal proxy” issued in your name and email a scanned copy of such “legal proxy” to ir@netshoes.com prior to the Extraordinary General Meeting and (ii) present your voting information card at the Extraordinary General Meeting.

Required Vote for the Merger Proposal

Provided that a quorum is present, the adoption and approval of the Merger Proposal at the Extraordinary General Meeting requires the affirmative vote of holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, at the meeting (or any adjournment or postponement thereof).

By adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting by way of Special Resolutions, holders of our Common Shares will be entitled to receive the Merger Consideration agreed under the Merger Agreement entered into by the Company with Magazine Luiza S.A. and the Merging Company (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the Merger Consideration). By not adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting, holders of our Common Shares will be merely rejecting the Merger and the Merger Proposal (as proposed by Magazine Luiza S.A. and the Merging Company), and such rejection would not constitute, and should not be viewed and/or construed as, an automatic approval of any merger proposal from any third party that may be outstanding at the time of the Extraordinary General Meeting.

Netshoes believes that based on facts that occurred prior to the adjourned shareholders’ meeting held on May 30, 2019, there could be similar events between the date of this Information Statement and June 14, 2019, the scheduled date for the Extraordinary General Meeting, including amendments to the Merger Agreement and higher offer prices for the Common Shares. To the extent practicable,  Netshoes will keep you promptly informed of any such events by filing documents with the SEC on Form 6-K, including with respect to any competing proposals or amendments or supplements to the Merger Agreement, and you should not assume that Netshoes will adjourn or postpone the meeting as a result of the occurrence of any such events unless expressly publicly announced by Netshoes.  YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER PROPOSAL.  Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Netshoes will be available free of charge on the Investor Relations section of the Company’s website at http://investor.netshoes.com.  Netshoes undertakes to use its reasonable best efforts to hold the Extraordinary General Meeting on June 14, 2019 and so avoid uncertainty in the absence of a predictable timeframe that is consistent with Netshoes’ operating cash flow and financial condition, among other considerations.Share Ownership of Netshoes Directors and Executive Officers

As of the record date for the Extraordinary General Meeting, directors and executive officers of Netshoes beneficially owned, in the aggregate, approximately 13.2% of the Common Shares outstanding. Some of those shares are subject to the voting and support agreement described further below in this information statement pursuant to which certain of our shareholders have agreed to vote in favor of the Merger Proposal.

Solicitation of Proxies

Proxies are being solicited by the Company. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company and Magazine Luiza will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials. In connection with the proxy solicitation, the Company has engaged Georgeson LLC to act as proxy solicitor for the Merger Proposal.

Contact for Questions and Assistance in Voting

If you have a question about the Merger or how to vote or revoke a proxy you should contact:

Netshoes (Cayman) Limited
c/o Mr. Otávio Lyra
Rua Vergueiro 961, Liberdade
Zip Code 01504-001
City of São Paulo, State of São Paulo
Brazil
Tel: +55 11 3028-3528
Email: ir@netshoes.com or otavio.lyra@netshoes.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: (800) 509-1078

Other Matters

Netshoes is not aware of any other business to be acted upon at the Extraordinary General Meeting. If, however, other matters are properly brought before the Extraordinary General Meeting or any adjournment or postponement of the Extraordinary General Meeting, the persons named in the proxy card will vote the Common Shares they represent in their discretion, or if so instructed in the proxy card, as our Board of Directors may recommend.

THE COMPANIES

Netshoes (Cayman) Limited

We were founded in January 2000 when our founders Marcio Kumruian and Hagop Chabab opened a physical shoe store in São Paulo, Brazil, and our business has transformed substantially since then. In 2007, we closed our brick-and-mortar retail stores, shifted our focus to eCommerce retail and launched Netshoes.com, our online store specialized in sports and active lifestyle goods.

Our principal executive office is located at Rua Vergueiro 961, Liberdade, Zip Code 01504-001, in the city of São Paulo, State of São Paulo, Brazil. We were incorporated in the Cayman Islands as an exempted company with limited liability. Our registered office is located at Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands. The telephone number of our investor relations department is +55 (11) 3028-8298. Our corporate investor relations website can be found at  http://investor.netshoes.com. Information contained on our website is not incorporated by reference into this information statement, and you should not consider information contained on our website to be part of this information statement or in deciding whether to invest in our Common Shares.

Since our launch, we have sold to more than 17.6 million customers across our sites (representing a 16.9% year-over-year growth from 2017), solidifying our position as one of the few scaled online retailers in Brazil and creating a foundation of audience, brand and capabilities on top of which we are building a digital ecosystem capable of delivering increasing and significant value to customers and partners in the future. Through our desktop and mobile websites and applications, which we refer to as our “sites,” we deliver our customers a convenient and intuitive online shopping experience across our two core brands, Netshoes and Zattini.

As indicated in our annual report on Form 20-F for the year ended December 31, 2018, we experienced net losses and significant cash outflows from cash used in operating activities in 2018, and our business performance and financial condition have faced increasing pressure since December 31, 2018.  We are currently engaged in preserving our cash, liquidity and financial position and obtaining access to alternative sources of capital necessary to meet our ongoing liquidity needs.  The Company has engaged financial and other advisors to assist it in that effort.  There can be no assurance that we will be able to meet our funding requirements and have the ability to gain continued access to short-term financing. If for any reason we are unable to continue as a going concern, this could have an impact on our ability to realize assets at their recognized values, and to settle liabilities in the ordinary course of business (including with suppliers and creditors) at the amounts stated in our audited consolidated financial statements, resulting in defaults in agreements with our creditors and suppliers and potentially additional defaults in the future, including as a result of cross-defaults. Most of our financing agreements are subject to termination in the event of default, and our indebtedness may be accelerated in the event of continuing default.

For further information about our business and operations, see our annual report on Form 20-F for the fiscal year ended December 31, 2018 and our Form 6-K furnished to the SEC on May 10, 2019 with our unaudited financial statements as of and for the three months ended March 31, 2019 (SEC Accession No. 0001292814-19-001861), that can be accessed, free of charge, on the Investor Relations section of the Company’s website at http://investor.netshoes.com and on the SEC’s website at www.sec.gov.

Magazine Luiza Cayman Ltd

Merging Company is a newly-incorporated exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Magazine Luiza. Magazine Luiza formed this subsidiary as a Cayman Islands company with the aim to effect the Merger.

Merging Company’s registered office address is: c/- Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Magazine Luiza S.A.

Magazine Luiza, or Magalu, is a technology and logistics company focused on the retail sector. Founded in 1957 in the interior of the state of São Paulo, as a traditional retailer offering electronics and home appliances to Brazil’s rising middle class, Magalu has become one of the largest Brazilian retail companies.  During its 60 plus years of history, Magalu has embraced innovation and undergone a transformation process into a technology company providing a wide range of products to customers from all socioeconomic classes in Brazil.

Magalu has one of the largest geographic footprints in the retail industry in Brazil with 12 distribution centers serving a network of more than 950 stores, which cover Brazilian states representing approximately 75% of Brazil’s GDP.

Magalu operates an omnichannel retail platform capable of reaching customers via mobile app (with 26 million downloads), web and physical stores. An integral part of Magalu’s strategy is its in-house development team, Luizalabs, which consists of almost 800 engineers and product development specialists. Among other things, engineers from Luizalabs use technologies such as big data and machine learning to create logistics, fintech and inventory apps, which remove friction from the retail process, improving margins, delivery times and customer experience.  In addition, Magalu’s integrated online and offline logistics operations enable it to take advantage of its physical presence to significantly reduce delivery times and costs.  As a result, Magalu believes that it has one of the fastest and lowest cost logistics network in Brazil.

Magalu has been at the forefront of e-commerce adoption in Latin America and its profitable e-commerce operation accounted for more than 35% of total sales in 2018. Total sales reached R$19.7 billion in 2018, an increase of 36.2% compared to 2017; and net income was R$597.4 million in 2018, an increase of 53.6% compared to 2017. At the end of 2018, Magalu had over 17 million active customers and through the marketplace, Magalu had over 3,300 sellers and more than 4.3 million items for sale.

Magazine Luiza’s mailing address and executive offices are located at Rua Amazonas da Silva, No. 27, Vila Guilherme, São Paulo, SP 02051-000, Brazil.

THE MERGER

Background of the Merger

The following chronology summarizes the key events that led to the signing of the Merger Agreement. The following chronology does not relate every conversation or meeting among the Board of Directors, members of Company management or the Company’s representatives and other parties but only the most significant of those interactions.

As part of the Company’s ongoing evaluation of its long-term strategic goals and plans, our Board of Directors, together with our senior management, periodically reviewed and considered various strategic and other opportunities available to Netshoes to preserve and enhance shareholder value.  The Board of Directors frequently considered the Company’s performance, competitive dynamics, macroeconomic developments, industry trends and other conditions affecting our business and discussed various possible strategies and courses of action, as our Board of Directors and senior management recognized the challenges of continuing to execute our strategy as a standalone online retailer, operating in a very competitive market.

Since the Company’s initial public offering of Common Shares in April 2017, the stock price of the Company has consistently underperformed market expectations. These results are indicative of the difficulties faced by online retailers in Brazil, including high working capital costs, increased online competition, and Brazilian macroeconomic conditions, among other factors. In May 2018, certain members of the Netshoes management team and Board of Directors were approached by third parties expressing preliminary interest in exploring a strategic transaction with the Company. In the same period, these overtures were brought to the attention of the Board of Directors, which decided to begin a process to evaluate the potential alternatives for Netshoes. These possibilities, the Board of Directors concluded, would require a thorough analysis of the Company’s historical and projected financial performance, growth prospects and value creation on a standalone basis.

In August 2018, the Board of Directors established a special committee comprised of Frederico Brito and Ricardo Knoepfelmacher, each a member of the Board of Directors, to examine and provide recommendations regarding strategic alternatives including a possible merger, business combination or similar transaction involving the Company as well as to engage third parties regarding any potential transaction. Marcio Kumrian, the CEO of Netshoes, also participated in the meetings of the special committee.

The Board of Directors engaged Simpson Thacher & Bartlett LLP, Campbells and Demarest Advogados to provide legal advice, in relation to the laws of the United States, the Cayman Islands and Brazil, respectively. The Board of Directors engaged Goldman Sachs as the Company’s exclusive financial advisor on August 7, 2018. In August 2018, as directed by the Board of Directors, representatives of Goldman Sachs contacted nine potential bidders, including Magazine Luiza, “Party A”, “Party B” and “Party C”, to determine interest in exploring a potential transaction with the Company. Initially, five of the potential bidders, including Party A and Party B,  executed non-disclosure agreements with the Company and attended meetings with the management of the Company. Each of Party A and Party B submitted preliminary indications of interest in writing on September 28, 2019 and October 8, 2019, respectively, and Party C orally communicated potential interest in a transaction. Magazine Luiza declined to participate at the outset of the process. The process, including due diligence and management meetings, continued to unfold over the course of the period from September 2018 until February 2019.

In early 2019, Party A continued to engage and indicate interest in the process. On January 11, 2019 and on January 15, 2019, the Board of Directors received proposals from Party A. After considering the material contract points with the consultation of the Company’s legal advisors and representatives of Goldman Sachs, the Board of Directors rejected each of Party A’s proposals as unacceptable in view of significant structural issues in the context of a public company transaction.

In parallel, the Board of Directors also formed a turnaround committee to assess the Company’s strategy and prospects as a standalone business.

At the Board of Directors’ instruction, the Company focused on developing and implementing a turnaround strategy and believed that it had the resources to a path forward to eventual profitability.  In connection with this turnaround process,  the Company engaged reputable consulting firms who assisted it in the implementation of, among other measures, two important operational improvement programs: (i) a zero-based budgeting program, which identified more that R$25 million in potential cost-saving measures initiatives for fiscal year 2019 and (ii) a commercial improvement program, which identified significant opportunities to improve product margins.

In the course of the preparation of the financial statements for the fiscal year ended December 31, 2018, management of the Company became aware that the Company’s results of operation and financial condition, which continued to deteriorate, caused a significant weakening of the Company’s working capital position, and Company took several steps to understand the exact dimension of the cash shortfall. On March 21, 2019, at a meeting of the Board of Directors, these new developments were brought to the Board of Directors’ attention by the management of the Company, particularly the worse-than-expected deterioration of the liquidity position of the Company.  The Board of Directors promptly requested the Company’s chief executive officer and other members of management to take a number of actions in response to these developments, including retention of professionals to assess the Company’s cash position and help to institute cash preservation strategies, evaluation of potential transactions to enhance liquidity and to reactivate the sale process of Netshoes to provide options for the Board of Director’s analysis and consideration.

On March 21, 2019, the Board of Directors instructed Goldman Sachs to engage with Magazine Luiza, who had expressed interest to Goldman Sachs, to assess whether it had any interest in a potential transaction with the Company, while continuing to advance as to a potential transaction with Party A. On March 21, 2019, Magazine Luiza indicated interest and executed a confidentiality agreement with the Company and on March 23, 2019, representatives of Magazine Luiza met with management of the Company. On March 27, 2019, the Company held a management meeting with Party A. Party A continued to express interest in acquiring the Company.

On March 29, 2019, Magazine Luiza communicated a non-binding offer to acquire the Company at a price of US$2.00 per Common Share, subject to a number of contingencies, including that the Company meet certain financial projections, post-closing purchase price adjustments and completion of due diligence. On March 30, 2019, representatives of the Company reviewed Magazine Luiza’s proposed bid with the Board of Directors. On April 1, 2019, at the direction of the Board of Directors, a representative of Goldman Sachs communicated to Magazine Luiza that the contingencies, post-closing purchase price adjustments and other closing conditions included in Magazine Luiza’s initial bid were not acceptable.

On April 1, 2019, Netshoes received a non-binding offer from a Party A with a nominal value of US$2.00 per Common Share, but subject to a number of significant purchase price adjustments, which the Board of Directors reviewed at a meeting on April 2, 2019.

On April 9, 2019, several media sources in the Brazilian and international press reported that the Company was seeking a buyer and had received interest from Party A and Magazine Luiza.  The stock market reacted positively to these media reports and our stock closed at US$2.49 per Common Share on April 9, 2019.

In response to the media reports, on April 10, 2019, each of Party A and Magazine Luiza, both public companies in Brazil, issued a press release and confirmed that it was considering a potential transaction with the Company.

Following these announcements on April 10, 2019, representatives of Magazine Luiza informed representatives of Goldman Sachs that they would require exclusivity as a condition to proceeding with the proposed transaction.

On April 11, representatives of Party C contacted representatives of Goldman Sachs to indicate that they may be interested in a potential transaction with the Company. At the instruction of the Board of Directors, Goldman Sachs held a call with Party C to provide an update on the Company and the and the strategic review process and also shared updated management materials.

On April 11, 2019, during a Board of Directors meeting, the Board of Directors considered the two bids received from each of Party A and Magazine Luiza, including which of the two parties was most likely to proceed with a transaction on a timely basis. Taking into account the totality of the circumstances, the Board of Directors approved entering into an exclusivity agreement with Magazine Luiza, which provided for a 16-day exclusivity period. During the exclusivity period, representatives of the Company and Magazine Luiza continued to negotiate outstanding issues in the draft Merger Agreement and exchanged drafts of the Merger Agreement and other transaction documents. In addition, the Board of Directors continued to evaluate the liquidity position of the Company and its prospects based on updated Company’s projections from the management of the Company.

On April 24, 2019, the financial advisor of Magazine Luiza verbally communicated to a representative of Goldman Sachs a bid price US$1.50 per Common Share without any contingencies. On April 24, 2019, the Board of Directors discussed Magazine Luiza revised bid of US$1.50 per Common Share and directed for representatives of Goldman Sachs and the Company’s chief executive officer to notify Magazine Luiza’s financial advisor that the proposed price reduction would not be acceptable

On April 25, 2019, at the direction of the Board of Directors, representatives of Goldman Sachs called Magazine Luiza’s financial advisors to advise them that the price of US$1.50 per Common Shares was not acceptable to the Board of Directors. On April 25, 2019, following a discussion between the Company’s CEO and the CEO of Magazine Luiza during which the Company’s CEO reiterated that US$1.50 per Common Share was not an acceptable price, Magazine Luiza increased its offer to US$2.00 per Common Share without the incremental contingencies it had proposed on March 29, 2019.

On April 28, 2019, the Board of Directors held a telephonic meeting. Also present were representatives of the Company’s legal counsel and Goldman Sachs. At the meeting, the Board of Directors received presentations from its legal advisors as to the Merger Agreement, its fiduciary obligations and the sale process and received a presentation from Goldman Sachs on the financial analysis of the US$2.00 in cash per Common Share proposed to be paid to the holders of Common Shares (other than Magazine Luiza and its affiliates) pursuant to the Merger Agreement. Following the Board of Directors meeting on April 28, 2019, each of the Company and Magazine Luiza and their respective legal counsels negotiated the few remaining open issues and finalized drafts of the Merger Agreement and other transaction documents.

On April 29, 2019, the Board of Directors held a telephonic meeting. Also present were representatives of the Company’s legal counsel and representatives of Goldman Sachs.  At the meeting, the Board of Directors was updated on the finalization of the Merger Agreement, and representatives of Goldman Sachs delivered Goldman Sachs’ oral opinion, subsequently confirmed in writing, that, as of April 29, 2019 and based upon and subject to the factors and assumptions set forth therein, the US$2.00 in cash per Common Share to be paid to the holders of Common Shares (other than Magazine Luiza and its affiliates) pursuant to the Merger Agreement, was fair from a financial point of view to such holders. For a detailed discussion of Goldman Sachs’ opinion, please see below under the caption “Opinion of Financial Advisor.”

On April 29, 2019, the parties executed the Original Merger Agreement.  On April 29, 2019, following the market close on the NYSE, the Company issued a press release announcing the execution of the Original Merger Agreement. Concurrently with announcement of the Merger, the Company released earnings results for the fiscal year ended December 31, 2018.

On May 23, 2019 the Company received an unsolicited proposal from Grupo SBF S.A., a sociedade anônima incorporated under the laws of Brazil and with shares listed in the Brazilian stock exchange (B3) under ticker “CNTO3” (“Centauro”), for the purchase of all of the outstanding common shares of the Company through a merger transaction pursuant to which the Company’s shareholders would receive a payment in cash of US$2.80 for each of the Common Shares of the Company (the “Original Unsolicited Acquisition Proposal”).

In response to the Original Unsolicited Acquisition Proposal, Magazine Luiza presented to the Company an offer to increase the merger consideration under the Original Merger Agreement from US$2.00 to US$3.00. On May 26, 2019, the Company entered into an amendment to the Merger Agreement with Magazine Luiza to increase the merger consideration from US$2.00 to US$3.00 (the “Amendment to the Merger Agreement”) and as a result, the Board of Directors unanimously reaffirmed its recommendation (with the abstention of Mr. Marcio Kumruian on advice of counsel) that the Company’s  shareholders vote in favor of the transactions contemplated by the Merger Agreement at the adjourned shareholders’ meeting held on May 30, 2019.

In reaching this determination, the Board of Directors took into account (i) the increase in merger consideration as offered by Magazine Luiza; (ii) the high probability of the completion of the Merger with Magazine Luiza in view of the then scheduled Extraordinary General Meeting to approve the Merger Agreement and related transactions on May 30, 2019; (iii) the approval granted by Brazilian antitrust authority on May 22, 2019 for Magazine Luiza to acquire  our equity interest; (iv) Magazina Luiza’s commitment to close the transaction on or before June 12, 2019; (iv) any potential transaction between the Company and Centauro would involve calling a new shareholders meeting and review by Brazilian antitrust authorities which could potentially follow a long-form procedure, leading to delay and uncertainty; and (v) that it was in the Company’s shareholders’ best interest to secure a transaction within a predictable timeframe given the previously disclosed pressures on Netshoes operating cash flow and financial condition.

On May 28, 2019, the Company received a revised unsolicited proposal from Centauro increasing the merger consideration to US$3.50 in cash for each of the Common Shares in the Company (“Centauro’s First Revised Unsolicited Proposal”). Centauro’s First Revised Unsolicited Proposal included terms intended to address specific concerns previously raised by Netshoes as to its Original Unsolicited Acquisition Proposal. In response to these developments, Netshoes and Magazine Luiza mutually agreed (i) that no business would be transacted at the extraordinary general meeting of Netshoes held on May 30, 2019 and (ii) to set a new date for the shareholders meeting.

On June 1, 2019, Centauro supplemented Centauro’s First Revised Unsolicited Proposal (“Centauro’s Second Revised Unsolicited Proposal”) in order to further address specific concerns raised by the Company as to its proposal, particularly those concerns related to (i) deal certainty within a predictable timeframe and (ii) short-term pressures on Netshoes operating cash flow and financial condition.

Although Centauro’s Second Revised Unsolicited Proposal provides US$3.50 in cash as merger consideration for each Common Share, an amount higher than that offered by Magazine Luiza’s pursuant to the Merger Agreement (US$3.00 in cash for each Common Share), after thorough examination and analysis, the Board of Directors concluded that Centauro’s Second Revised Unsolicited Proposal, as of the date hereof, does not provide sufficient assurances in relation to the Company’s financial condition pending closing of such a transaction or adequately address short-term liquidity concerns as well as deal certainty concerns, and as a result, this proposal does not constitute a Superior Proposal (as defined in the Merger Agreement).

Consequently, the Board of Directors has determined that the Merger Agreement with Magazine Luiza is in the best interests of the Company’s shareholders and reaffirms its existing recommendation that you vote FOR the proposal to approve the Merger Agreement, the Merger and all other transactions and arrangements contemplated under the Merger Agreement. In reaching this determination, the Board of Directors took into account (i) the high probability of the completion of the Merger with Magazine Luiza in a predictable and short timeframe; (ii) the approval granted by Brazilian antitrust authority on May 22, 2019 for Magazine Luiza to acquire Netshoes; (iii) any potential transaction between the Company and Centauro would involve calling a new shareholders meeting and review by Brazilian antitrust authorities which could potentially follow a long-form procedure, leading to delay and uncertainty; and (iv) the previously disclosed pressures on Netshoes’ operating cash flow and financial condition. The Company’s short-term liquidity challenges constitute a meaningful concern in relation to the Centauro proposal in view of a timetable that is likely to be two to four months longer than the afforded by the Merger Agreement with Magazine Luiza. The Board of Directors determined that the incremental price differential was insufficient to compensate risks related to a potentially longer timeline to closing.

Reasons for Approval of the Merger; Recommendation of the Board

In evaluating the financial and contractual terms of the Merger and the Merger Agreement, the Board of Directors consulted with members of its senior management team, Goldman Sachs, its financial advisor, and Simpson Thacher & Bartlett LLP, Campbells and Demarest Advogados, its outside legal counsel, and assessed various matters relevant to its decision. In reaching its decision to approve the Merger, the Merger Agreement, and to recommend that Netshoes’ shareholders approve the Merger and the Merger Agreement, the Board of Directors considered a significant amount of information and a wide variety of factors, including the following:

•    the Board’s familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which the Company operates and the Company’s position in such markets;

•    the continuing deterioration of the financial condition and results of operations of the Company, and recent and unforeseen developments identified in March 2019 that indicated a higher cash burn and liquidity constraints;

•      the possible alternatives to the Merger, including the prospects of continuing to operate the Company as an independent entity and the risks and uncertainties associated with such alternatives, including the risks associated with the Company’s ability to meet its projections for future results of operations and the costs and challenges associated with being a standalone publicly traded company, as compared to the certainty of realizing in cash a fair value for the Company’s shareholders through the Merger;

•     recent developments in the industry in which the Company operates and the impact of such developments on the business and prospects of the Company, including the continuing challenging business environment;

•     in light of the financial position of Magazine Luiza and Merging Company, no reasonable concern was verified that as a result of the Merger the Surviving Company would not be able to fulfill the obligations of the Company to its creditors;

•     extended consideration of strategic alternatives for the Company, including discussions with, and inquiries of, a number of other potential buyers and that the Company actively sought proposals from several other parties, including discussions with Centauro derived from the unsolicited proposals presented by it to the Company until the date hereof;

•     the historical market prices and trading information for the Company’s shares, including the overall continuing depreciation of the stock price since the Company’s initial public offering of Common Shares in April 2017;

•     the financial and other terms and conditions of the Merger Agreement as reviewed by the Board of Directors and the fact that such terms and conditions were the product of arm’s-length negotiations between the parties;

•     certain terms of the Merger Agreement and related agreements, including:

o   the limited number and nature of the conditions to Magazine Luiza’s obligation to consummate the Merger, and particularly the fact that the Merger has already been approved by the Brazilian anti-trust authority on May 22, 2019 and is expected to become final and unappealable on June 8, 2019;

o   the right of the Board of Directors to change its recommendation under certain circumstances, subject to the payment of a fixed termination fee and expenses;

o    no financing condition;

o    the Company’s right to specific performance to cause Magazine Luiza to consummate the Merger, subject to certain conditions; and

o   the willingness of certain shareholder(s) of the Company to support and to vote in favor of the Merger;

•      that the Merger Consideration is cash, allowing the Company’s shareholders to immediately realize value for their investment, while also providing such shareholders certainty of value for their shares, while eliminating the effect of long-term business and execution risk to shareholders;

•      risks and costs to the Company if the Merger is not consummated;

•      that on April 29, 2019, at a meeting of the Board of Directors, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that, as of April 29, 2019 and based upon and subject to the factors and assumptions, the merger consideration to be paid to the holders of Common Shares (other than Magazine Luiza and its affiliates) pursuant to the Original Merger Agreement, was fair from a financial point of view, to such holders, as more fully described below in the section entitled “The Merger—Opinion of Financial Advisor;”

•      the financial resources and industry experience of Magazine Luiza and its affiliates;

•      Although Centauro’s Second Revised Unsolicited Proposal provides US$3.50 in cash as merger consideration for each Common Share, an amount higher than Magazine Luiza’s Merger Consideration (US$3.00 in cash for each Common Shares), after thorough examination and analysis, the Board of Directors concluded that Centauro’s Second Revised Unsolicited Proposal, as of the date hereof, does not sufficiently address the Company’s financial condition and short-term liquidity concerns as well as deal certainty concerns so as to compensate risks related to delay; and

•        the fact that the Merger Agreement is required to be submitted to the Company’s shareholders for approval, which allows for an informed vote by the Company’s shareholders on the merits of the Merger.

Recommendation

Netshoes Board of Directors unanimously recommends (with the abstention of Mr. Marcio Kumruian) that you vote FOR the proposal to approve the Merger Agreement, the Merger and all other transactions and arrangements contemplated under the Merger Agreement.

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner.

Opinion of Financial Advisor

Opinion of Goldman Sachs & Co. LLC

On April 29, 2019, at a meeting of the Board of Directors, Goldman Sachs rendered its oral opinion, subsequently confirmed in writing, that, as of April 29, 2019 and based upon and subject to the factors and assumptions set forth therein, the merger consideration to be paid to the holders of Common Shares (other than Magazine Luiza and its affiliates) pursuant to the Original Merger Agreement, was fair from a financial point of view to such holders.

THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED AS OF APRIL 29, 2019, WHICH SETS FORTH ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX C TO THIS INFORMATION STATEMENT. GOLDMAN SACHS PROVIDED ADVISORY SERVICES AND ITS OPINION FOR THE INFORMATION AND ASSISTANCE OF THE BOARD OF DIRECTORS IN CONNECTION WITH ITS CONSIDERATION OF THE MERGER. THE GOLDMAN SACHS OPINION IS NOT A RECOMMENDATION AS TO HOW ANY HOLDER OF THE COMMON SHARES OF THE COMPANY SHOULD VOTE WITH RESPECT TO THE MERGER OR ANY OTHER MATTER.

Goldman Sachs did not update, revise or reaffirm its opinion, based on circumstances, developments or events occurring since April 29, 2019, the date of its opinion, including to reflect any changes in the merger consideration since that date as further detailed in “—Background of the Merger.”

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•        the Original Merger Agreement;

•        annual reports to shareholders and Annual Reports on Form 20-F of the Company for the fiscal year ended December 31, 2017;

•        certain audited consolidated financial statements of the Company for the fiscal years ended December 31, 2018 and 2017, that included Note 1.4 contained therein;

•        the Company’s registration statement on Form F-1, including the prospectus contained therein dated as of April 11, 2017 relating to an initial public offering of Common Shares;

•        certain interim reports to shareholders;

•        certain other communications from the Company to its shareholders;

•        certain publicly available research analyst reports for the Company;

•        certain internal financial analyses for the Company and the Company Projections, prepared by the management of the Company, as approved for Goldman Sachs’ use by the Board of Directors (collectively, the “Company Financial Projections”); and

•        certain analyses prepared by the management of the Company related to the expected utilization of certain net operating loss carryforwards, as approved for Goldman Sachs’ use by the Board of Directors (the “NOL Estimates”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Common Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the global technology industry; and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering its opinion, Goldman Sachs, with the consent of the Company, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed with the consent of the Company that the Company Financial Projections and the NOL Estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and it was not furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Original Merger Agreement will be obtained without any adverse effect on the expected benefits of the transaction contemplated by the Original Merger Agreement in any way meaningful to its analysis. Goldman Sachs has also assumed that the transaction contemplated by the Original Merger Agreement will be consummated on the terms set forth in the Original Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in, or the relative merits of, the transaction contemplated by the Original Merger Agreement as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of the written opinion, of the merger consideration to be paid to the holders (other than Magazine Luiza and its affiliates) of Common Shares pursuant to the Original Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Original Merger Agreement or the transaction contemplated by the Original Merger Agreement or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transaction contemplated by the Original Merger Agreement, including, the fairness of the transaction contemplated by the Original Merger Agreement to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transaction contemplated by the Original Merger Agreement, whether relative to the merger consideration to be paid to the holders (other than Magazine Luiza and its affiliates) of Common Shares pursuant to the Original Merger Agreement or otherwise. Goldman Sachs’ opinion does not express any opinion as to the impact of the transaction contemplated by the Original Merger Agreement on the solvency or viability of the Company or Magazine Luiza S.A. or the ability of the Company or Magazine Luiza to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the written opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its written opinion based on circumstances, developments or events occurring after the date of its written opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 26, 2019, the last completed trading day before the public announcement of the transaction contemplated by the Original Merger Agreement and is not necessarily indicative of current market conditions.

Financial Analyses of the Company

Historical Stock Trading Analysis

Goldman Sachs analyzed the merger consideration (i.e., US$2.00 per share of Common Shares) to be paid to holders of Common Shares pursuant to the terms of the Original Merger Agreement in relation to (1) the closing price per share of Common Shares on April 26, 2019 (which was US$2.55), the last completed trading day before the day on which the Original Merger Agreement was executed, (2) the undisturbed closing price per share of our Company common shares as of April 8, 2019 (which was US$2.09), the last full trading day prior to the published reports that Magazine Luiza had submitted a proposal to acquire the Company (such date, the “Undisturbed Closing Price Date”), (3) the high and low trading prices per share of Common Shares over the 52-week period ended on the Undisturbed Closing Price Date and (4) the volume-weighted average price (the “VWAP”) per share of the one-month, three-month and six-month periods, in each case ended on the Undisturbed Closing Price Date.

This analysis indicated that the price per share to be paid to the holders of Common Shares pursuant to the Original Merger Agreement represented:

•        a discount of 4% to the undisturbed closing price of US$2.09 per share of Company Common Shares on April 8, 2019;

•        a discount of 22% to the closing price of US$2.55 per share of Common Shares on April 26, 2019;

•        a premium of 11% to the VWAP of US$1.79 per share of Common Shares during the one-month period ended April 8, 2019;

•        a discount of 2% to the VWAP of US$2.05 per share of Common Shares during the three-month period ended April 8, 2019;

•        a premium of 7% to the VWAP of US$1.88 per share of Common Shares during the six-month period ended April 8, 2019;

•        a premium of 72% based on US$1.16 per share of Common Shares, the lowest trading price per share of Common Shares over the 52-week period ended April 8, 2019; and

•        a discount of 61% based on US$5.10 per share of Common Shares, the highest trading price per share of Common Shares over the 52-week period ended April 8, 2019.

Illustrative Discounted Cash Flow Analysis

Using the Company Financial Projections, Goldman Sachs performed an illustrative discounted cash flow analysis on the Company. Using discount rates ranging from 13.2% to 15.2%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs discounted to present value as of March 31, 2019: (i) estimates of unlevered free cash flow for the Company for the second through fourth quarters ended December 31, 2019, and the fiscal years 2020 to 2023 as reflected in the Company Financial Projections and (ii) a range of illustrative terminal values for the Company, which were calculated by applying perpetuity growth rates ranging from 4.0% to 6.0%, to a terminal year estimate of unlevered free cash flow to be generated by the Company, as derived from the Company Financial Projections (which analysis implied exit terminal year EBITDA multiples ranging from 2.9x to 4.5x and implied exit terminal year revenue multiples ranging from 0.3x to 0.5x). In addition, using discount rates ranging from 13.2% to 15.2%, Goldman Sachs discounted to present value as of March 31, 2019 estimates for the Company’s net operating losses (the “NOLs”) per share, based on the estimated benefits of NOLs for the second through fourth quarters ended December 31, 2019, fiscal years 2020 through 2023, as provided by the management of the Company, and fiscal years 2024 through 2032, at the instruction of the management of the Company, in each case, as reflected in the NOL Estimates. Goldman Sachs derived such range of discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including the Company’s target capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a beta for the Company, as well as certain financial metrics for the United States financial markets generally, and a mid-year convention. The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Company Financial Projections and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived ranges of illustrative enterprise values for the Company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the Company the amount of the Company’s net debt and other enterprise value adjustments including discounted receivables, reverse factoring, contingent liabilities, minority interest and judicial deposits, in each case as provided by and approved for Goldman Sachs’ use by the management of the Company, to derive a range of illustrative equity values for the Company. Goldman Sachs then divided the range of illustrative equity values it derived by the number of fully diluted outstanding shares of Common Shares, as provided by the management of the Company, to derive illustrative present values per share of Common Shares ranging from $0.00 to $1.83 (when excluding the net present value of the NOLs reflected in the NOL Estimates), and $0.32 to $2.19 (when including the net present value of the NOLs reflected in the NOL Estimates, which range from approximately $0.32 to approximately $0.37 per share of Common Shares).

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the present value of the potential future price per share of Common Shares, which is designed to provide an indication of the present value of a theoretical future value of the Company’s equity as a function of certain financial multiples. For this analysis, Goldman Sachs used certain financial information from the Company Financial Projections for each of the fiscal years 2019, 2020, 2021 and 2022.

Goldman Sachs first calculated illustrative enterprise values of the Company for the fiscal years ended December 31, 2019, 2020 and 2021 by multiplying the respective one-year forward revenue estimates for the fiscal years ended December 31, 2019, 2020 and 2021 from the Company Financial Projections by enterprise value to revenue multiples ranging from 0.30x to 0.50x. The illustrative multiples were derived by Goldman Sachs utilizing its professional judgment and experience, taking into account current and historical trading data and the current and historical enterprise value to revenue multiples for the Company. Goldman Sachs then subtracted the assumed amount of net debt and other enterprise value adjustments, as contained in the Company Financial Projections, as of the relevant year-end per the Company Financial Projections from such enterprise values in order to calculate the implied future equity values. The implied future equity values in turn were divided by the projected year-end diluted shares of Common Shares outstanding, as provided by the management of the Company. Goldman Sachs then calculated the present values of each implied future value per share of Common Shares by discounting the implied future values per share of Common Shares to March 31, 2019, using a cost of equity of 16.0%, reflecting Goldman Sachs’ estimate of the Company’s cost of equity. Goldman Sachs derived such discount rate by application of CAPM, which requires certain company-specific inputs, including a beta for the company, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $0.32 to $2.32 per share of Common Shares by December 31, 2021.

Premium Analysis

Goldman Sachs reviewed and analyzed, using publicly available information, the acquisition premium for all-cash acquisition transactions announced during the time period from January 2014 through April 26, 2019 involving a public company in the global technology sector as the target where the disclosed enterprise values for the transaction were between $50 million and $500 million. This analysis excluded transactions with premium less than 0% and transactions with premium greater than 150%. For the entire period, using information obtained from Bloomberg, Thompson Financial Securities Data and market data as of April 26, 2019, Goldman Sachs calculated the median premium of the price paid in the transactions relative to the target’s closing stock price one (1) day prior to announcement of the transaction. This analysis indicated a median premium of 24% across the period. The following shows a summary of additional results of the review:

Average Premium
Year
2014	32%
2015	26%
2016	28%
2017	26%
2018	35%
2019 (through April 26, 2019)	27%

	Average Premium	Median
Period
Since 2014	29%	24%
Last 3 Years	30%	21%
Last 2 Years	31%	22%
Last 1 Year	35%	28%

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Board of Directors that, as of April 29, 2019 and based upon and subject to the factors and assumptions therein, the merger consideration to be paid to the holders (other than Magazine Luiza and its affiliates) of Common Shares pursuant to the Original Merger Agreement was fair from a financial point of view to such holders. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon the Company Financial Projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Magazine Luiza S.A., Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration to be paid to holders of Common Shares was determined through arm’s-length negotiations between the Company and Magazine Luiza S.A. and was approved by the Board of Directors. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the transaction contemplated by the Original Merger Agreement.

As described above, Goldman Sachs’ opinion to the Board of Directors was one of many factors taken into consideration by the Board of Directors in making its determination to approve the transaction contemplated by the Original Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this information statement.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities.  Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Magazine Luiza S.A., any of their respective affiliates and third parties, including Tiger Global Management, L.L.C., a significant shareholder of the Company (“Tiger Global”), CDK Net Fund IC, a significant shareholder of the Company (“CDK”), LTD Administração e Participações S.A., a significant shareholder of Magazine Luiza S.A. (“Magazine Luiza Significant Shareholder”) and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Original Merger Agreement. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to the transaction contemplated by the Original Merger Agreement. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which the Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunning manager with respect to an initial public offering of 8,250,000 shares of Common Shares in April 2017. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, Magazine Luiza S.A., Tiger Global, CDK, Magazine Luiza Significant Shareholder and their respective affiliates and, as applicable, portfolio companies for which the Investment Banking Division may receive compensation.  Affiliates of Goldman Sachs also may have co-invested with Tiger Global, CDK and Magazine Luiza Significant Shareholder and their affiliates from time to time and may have invested in limited partnership units of affiliates of Tiger Global, CDK and Magazine Luiza Significant Shareholder from time to time and may do so in the future.

The Board of Directors selected Goldman Sachs as the Company’s financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Original Merger Agreement. Pursuant to a letter agreement, executed on August 7, 2018, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transaction contemplated by the Original Merger Agreement. The engagement letter between the Company and Goldman Sachs provides for a transaction fee that is estimated, based on the information available as of the date of announcement of the transaction contemplated by the Original Merger Agreement, at approximately US$4.0 million, all of which will become payable upon consummation of the merger. In addition, the Company has agreed to reimburse Goldman Sachs for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Internal Financial Projections

We do not, as a matter of course, make public projections as to future performance, earnings or other results due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with its evaluation of potential strategic alternatives and specifically the Merger, Company management prepared the Company Projections (as defined below). The Company Projections were prepared based on the assumption that the Company would continue as a standalone business and do not give effect to any changes or expenses resulting from the Merger or any effects of the Merger.

The table below presents selected statement of profit or loss line items and selected non-IFRS financial measures of the Company Projections (see the note below regarding “Non-IFRS Measures”), for the fiscal years ended December 31, 2019 to December 31, 2023 (and in relation to tax savings resulting from net operating losses, for the second through fourth quarters ended December 31, 2019, and fiscal years ended December 31, 2020 to December 31, 2032), as prepared by Company management and provided to and approved by our Board of Directors in its evaluation of the Merger and as provided to our financial advisor, Goldman Sachs, for its use and reliance in connection with its financial analyses and fairness opinion given to our Board of Directors as described above under the heading “– Opinion of Financial Advisor.” In particular, Company management prepared a set of financial projections for the fiscal years ended December 31, 2019 to December 31, 2023 (and in relation to tax savings resulting from net operating losses, for the second through fourth quarters ended December 31, 2019, and fiscal years ended December 31, 2020 to December 31, 2032), that were used by Goldman Sachs in connection with its preparation of its financial analyses with respect to the Company and the merger consideration that was presented at the Board meeting held on April 29, 2019 (such financial projections, the “Company Projections”).

Cautionary Statements

The Company Projections contain certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company Projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions and thus are subjective in many respects and subject to interpretation. Those estimates and assumptions concern future events and conditions that may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, all of which are difficult to predict and many of which are subject to significant economic and competitive uncertainties and beyond Netshoes’ control. Because the Company Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Moreover, events and circumstances occurring subsequent to the date on which the Company Projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner. Accordingly, no assurance can be given concerning the accuracy of the Company Projections or Netshoes’ availability to achieve the projected results, inasmuch as some assumptions inevitably will be incorrect. Actual financial results may differ materially from the expectations expressed or implied by the Company Projections.

Netshoes generally does not make public disclosures, or include in its reports filed with, or furnished to, the SEC, information about its anticipated financial position, results of operations or other prospective financial statement information, or assumptions or estimates about prospective financial statement information, such as the Company Projections described below, and does not plan to do that unless otherwise required by applicable law. The Company Projections were not prepared with a view towards public disclosure, to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants or the rules and regulations of the SEC, and by their nature are not financial statements prepared in accordance with IFRS. Netshoes’ independent accountants have neither examined nor compiled the Company Projections and accordingly do not express an opinion or any other form of assurance with respect to the Company Projections, assume no responsibility for the Company Projections and disclaim any association with the Company Projections.

Netshoes has not updated and does not intend to update, or otherwise revise, the Company Projections or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even if any or all of the assumptions on which the Company Projections were based are shown to be in error. Furthermore, Netshoes does not intend to update or revise the Company Projections to reflect changes in general economic or industry conditions. Accordingly, no undue reliance should be placed on any such assumptions or the Company Projections.

Summary of Company Projections

Subject to the foregoing qualifications, the following tables present a summary of the Company Projections for the fiscal years ended December 31, 2019 to December 31, 2023.

	Fiscal Years Ending December 31, (in R$ millions)
	2019	2020	2021	2022	2023

Net Sales	1,630	1,671	1,749	1,853	1,964
Total Operating Income	(48)	(22)	46	96	129
Tax Expense	0	0	(16)	(33)	(44)
Depreciation and Amortization	73	88	72	71	80
Capital Expenditures	(43)	(37)	(38)	(41)	(43)
Decrease (increase) in working capital	(21)	7	(15)	(49)	(51)
Unlevered Free Cash Flow	40	37	49	44	71

Net Operating Losses

Management of the Company also prepared estimates of and provided instruction as to the utilization of the Company’s net operating losses in future periods.

Tax Savings (in R$ million)
Q2 – Q4 2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
0	0	0	4	10	11	11	12	13	13	14	15	15	2

Non-IFRS Measures

The Company Projections include forecasts of Unlevered Free Cash Flow. We define: (1) “Unlevered Free Cash Flow” as EBITDA from Continuing Operations less taxes, changes in net working capital and capital expenditures and investments and (2) “EBITDA from Continuing Operations” as net income (loss) from continuing operations plus interest income/expense, net (which includes interest income, imputed interest on installment sales, interest expenses related to debt, imputed interest on credit purchases and debt issuance costs), income tax, depreciation and amortization expenses and monetary gain (loss), net. Unlevered Free Cash Flow and EBITDA from Continuing Operations are not measures of financial performance in accordance with IFRS and should not be considered as a substitute for other measures of financial performance reported in accordance with IFRS. You should consider Unlevered Free Cash Flow and EBITDA from Continuing Operations alongside other financial performance measures, like net cash provided by (used in) our operating activities, net income (loss) and our other IFRS results.

Dissenter Rights

Holders of the Common Shares who exercise their rights in accordance with Section 238 of the Companies Law will have the right to receive payment of the “fair value” of their Common Shares if the Merger is completed, but only if they deliver to the Company, before the vote to authorize and approve the Merger is passed at the Extraordinary General Meeting, a written objection to the Merger and subsequently comply with all procedures and requirements of Section 238 of the Companies Law. A copy of Section 238 of the Companies Law is attached as Annex E to this information statement. The “fair value” of Common Shares determined under the Companies Law could be more than, the same as, or less than the Merger Consideration dissenting shareholders would otherwise receive. These procedures are complex and you should consult your Cayman Islands legal counsel if you intend to exercise such rights. If you do not fully and precisely satisfy the procedural requirements of the Companies Law, you will lose your dissenter rights (as described under the caption “Dissenter Rights”).

Effects of the Merger on Our Common Shares

Under the Merger Agreement, each of our outstanding Common Shares other than those held by dissenting shareholders will be converted into the right to receive US$3.00 in cash, without interest and less any applicable withholding taxes. The conversion will occur automatically at the Effective Time of the Merger. As of the Effective Time of the Merger, each holder of our Common Shares other than dissenting shareholders will cease to have any rights as a shareholder, except the right to receive US$3.00 per share in cash, without interest and less any applicable withholding taxes.

At the Effective Time of the Merger, current Netshoes shareholders will cease to have ownership interests in Netshoes or rights as Netshoes shareholders. Therefore, such current shareholders of Netshoes will not participate in any future earnings or growth of Netshoes and will not benefit from any appreciation in value of Netshoes.

Effect of the Merger on the Company’s 2012 Share Plan

As of the Effective Time of the Merger, the Company's 2012 Share Plan will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Netshoes or its subsidiaries will be cancelled.

At the Effective Time of the Merger, each outstanding and unexercised share option (including held by certain of our directors and executives) to purchase one Common Share, whether or not then vested, with a per share exercise price less than US$3.00 (each, a “cashed-out option”), shall automatically and without any action on the part of the holders thereof, be converted into the right to receive an amount in cash equal to US$3.00 less the exercise price of such cashed-out option, multiplied by the number of Common Shares underlying such cashed-out option (the “option consideration”). As promptly as reasonably practicable following the Closing Date (as defined in the Merger Agreement) but in no event later than the fifth business day immediately after the Effective Time, the Surviving Company shall pay to each holder of a cashed-out option, through the applicable entity’s payroll system, the aggregate option consideration (without interest) payable to such holder of a cashed-out option.

Such cash consideration will be rounded down to the nearest cent, and the Surviving Company will be entitled to deduct and withhold from such cash consideration all amounts required to be deducted and withheld under applicable laws. To the extent that amounts are so withheld by the Surviving Company, such withheld amounts shall be treated as having been paid to the holder of the cashed-out options with respect to whom such amounts were withheld.

Each company share option outstanding and unexercised immediately prior to the effective time with a per share exercise price greater than or equal to US$3.00 shall automatically be cancelled as of the Effective Time without any consideration payable in respect thereof.

Procedures for Receiving the Merger Consideration

On or prior to the Effective Time, Magazine Luiza must deposit, or cause to be deposited, with the paying agent, for payment to the holders of Common Shares and the holders of options, an amount of cash equal to the aggregate Merger Consideration to which such holders of Common Shares and/or options are entitled to receive pursuant to the Merger Agreement.

Promptly following the Effective Time of the Merger, Magazine Luiza and the Surviving Company will cause the paying agent to mail to each holder of record of Common Shares whose shares were converted into the right to receive the Merger Consideration, (i) transmittal materials, including a letter of transmittal in customary form as agreed by Magazine Luiza and Netshoes and (ii) instructions for surrendering book-entry Common Shares in exchange for the Merger Consideration. Payments and deliveries of the Merger Consideration shall be made in immediately available funds. Upon payment of the Merger Consideration, each book-entry Common Share surrendered will be cancelled.  . See “The Merger Agreement—Payment Procedures.”

Material U.S. Federal Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the receipt of Merger Consideration being made in connection with the Merger to you will depend on your particular situation. You are encouraged to consult your own tax advisor regarding the specific tax consequences of the receipt of Merger Consideration and the Merger to you, including tax return reporting requirements, the applicability of federal, state, local and non-U.S. tax laws and the effect of any proposed change in the tax laws. This discussion is not intended to be a complete analysis or description of all potential tax consequences of the receipt of merger consideration and the merger.

The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to U.S. Holders who hold their Common Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, real estate investment trusts, pension plans, individual retirement or other tax-deferred accounts, grantor trusts, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, persons that have elected mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, U.S. Holders who have held (directly, indirectly or through attribution) 10% or more of the Common Shares by vote or by value, persons who own Common Shares through a partnership or other pass-through entity, persons that hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their Common Shares upon the exercise of options or otherwise as consideration for services performed, or persons that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Common Shares. In addition, this summary does not discuss any non-U.S., state, or local tax consequences, any alternative minimum tax consequences, any consequences of the “Medicare tax” on net investment income or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

If a partnership is a beneficial owner of Common Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Common Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the Merger.

NETSHOES SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

NETSHOES SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Receipt of Cash in Exchange for Common Shares

The receipt by a U.S. Holder of cash in exchange for Common Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the status of Netshoes as a passive foreign investment company, or PFIC (see “—Passive Foreign Investment Company” below), for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the Common Shares that it exchanges therefor, and such gain or loss will be capital gain or loss (and will be long-term capital gain or loss if the U.S. Holder held by the Common Shares for more than one year). Gain or loss will be calculated separately for each block of Common Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its Common Shares generally will equal the purchase price that it paid for such shares. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  The deductibility of capital losses is subject to limitations.

Generally, gain or loss from the sale of shares will be U.S.-source passive category income or loss for purposes of the U.S. foreign tax credit calculation. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the sourcing rules and the foreign tax credit rules.

Passive Foreign Investment Company

The U.S. federal income tax consequences to U.S. Holders of receiving cash in exchange for Netshoes Common Shares in connection with the Merger could be materially different from those described above if Netshoes were classified as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes at any time during which a U.S. Holder has held Netshoes Common Shares. Netshoes believes that it was not a PFIC for the taxable year ended December 31, 2018, and furthermore does not expect to be classified as a PFIC for its taxable year ending December 31, 2019. However, because PFIC status must be determined annually based on the composition of a company’s income and assets and the market value of its assets, there can be no assurance that Netshoes will not be considered a PFIC for its taxable year ending December 31, 2019.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of its gross income is “passive income,” or
•

at least 50% of its average percentage of assets (as determined on the basis of a quarterly average of the values of its assets) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, certain royalties, certain rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our Common Shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If Netshoes were a PFIC in any year with respect to which a U.S. Holder owns Common Shares, any gain recognized by a U.S. Holder in connection with the Merger would be allocated ratably over the U.S. Holder’s holding period for the Common Shares. The amounts allocated to the taxable year of the Merger and to any year before Netshoes became a PFIC would be taxed as ordinary income. The amounts allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Certain elections may be (or may have been) available that would result in alternative treatments (such as mark-to-market treatment) of the Common Shares. U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Backup Withholding

Subject to the discussion above under “—Passive Foreign Investment Company,” the payment of cash pursuant to the Merger in exchange for Common Shares may be subject to information reporting and backup withholding, at applicable rates. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such U.S. Holder timely furnishes the required information to the IRS. The backup withholding tax rate is currently 24%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER. TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO NETSHOES SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION. NETSHOES SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Material Cayman Islands Tax Consequences

The Cayman Islands currently has no income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. No taxes, fees or charges will be payable (either by direct assessment or withholding) to the government or other taxing authority in the Cayman Islands under the laws of the Cayman Islands in respect of the Merger or the payment or receipt of cash for the Common Shares under the terms of the Merger. This is subject to the qualification that (i) Cayman Islands stamp duty may be payable if any original transaction documents, including the Merger Agreement, are brought into or executed in, or produced before a court in, the Cayman Islands, (ii) registration fees will be payable to the Cayman Islands Registrar to register the Plan of Merger, and (iii) fees will be payable to the Cayman Islands Government Gazette Office to publish the notice of the Merger in the Cayman Islands Government Gazette.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the Merger Agreement. This section describes material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a form of which is attached as Annex A to this document and incorporated by reference into this document. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us. Such information can be found elsewhere in this information statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” of this information statement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement has been provided solely to inform you of its terms. The rights and obligations of Netshoes, Magazine Luiza and Merging Company are governed by the express terms of the Merger Agreement and not by this summary or any other information contained in this information statement. The Merger Agreement contains customary representations and warranties that Netshoes, on the one hand, and Magazine Luiza and Merging Company, on the other hand, made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement among the parties and may be subject to important qualifications and limitations not reflected in the text of the Merger Agreement agreed to by Netshoes, Magazine Luiza and Merging Company in connection with the negotiated terms. Moreover, some of those representations and warranties may have been qualified by certain disclosure not reflected in the text of the Merger Agreement, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Netshoes, on the one hand, and Magazine Luiza and Merging Company, on the other hand, rather than establishing matters as facts. Investors and securityholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the Merger Agreement or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the Merger Agreement or any description of the Merger Agreement as characterizations of the actual state of facts or conditions of Netshoes, Magazine Luiza and Merging Company or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the Merger Agreement, and in accordance with Cayman Islands law, at the effective time of the Merger, Merging Company, a wholly-owned subsidiary of Magazine Luiza, will be merged with and into Netshoes and, as a result of the Merger, the separate corporate existence of Merging Company will cease and Netshoes will continue as the Surviving Company and will (a) become a wholly-owned subsidiary of Magazine Luiza, (b) continue to be governed by the laws of the Cayman Islands, (c) maintain a registered office in the Cayman Islands and (d) succeed to and assume all of the rights, properties and obligations of Merging Company and Netshoes in accordance with the Companies Law. The Merger will be effected by way of a statutory merger pursuant to the Companies Law, which requires, among other things, the affirmative vote of holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, at the Extraordinary General Meeting , excluding abstentions and broker non-votes.

Closing and Effective Time of the Merger

Unless otherwise agreed upon in writing by Netshoes and Magazine Luiza or unless the Merger Agreement is terminated in accordance with its provisions, the closing of the Merger will take place on the fifth business day following the day on which the conditions precedent set forth in the Merger Agreement and described in the section entitled “Conditions to the Merger” of this information statement have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions).

At the closing, the Merging Company and Netshoes will execute the Plan of Merger and register the Plan of Merger and other related documents with the Cayman Islands Registrar. The Merger will become effective upon the issuance by the Cayman Islands Registrar of the certificate of merger in accordance with Section 233(11) of the Companies Law which may be on the date of registration of the Plan of Merger and other related documents with the Cayman Islands Registrar or, in accordance with Section 234 of the Companies Law, at such other subsequent date (not exceeding 90 days after the date the Plan of Merger is registered) as the Merging Company and Netshoes may agree and specify in the Plan of Merger.

Articles of Association and Memorandum of Association; Directors

Immediately after Effective Time of the Merger, the Fourth Amended and Restated Memorandum and Articles of Association of Netshoes, in effect immediately prior to the effective time of the Merger, will be the articles of association and memorandum of association, respectively, of the Surviving Company, until thereafter amended as provided therein in the Merger Agreement or by applicable law. From and after the Effective Time of the Merger, the parties shall take all actions necessary so that the directors of Merging Company immediately prior to the Effective Time of the Merger will become and constitute all of the directors of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified in accordance with the memorandum and articles of association of the Surviving Company. From and after the effective time of the Merger, the officers of Merging Company immediately prior to the effective time of the Merger will be the officers of the Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the memorandum and articles of association of the Surviving Company. Each party to the Merger Agreement is required to take all necessary action to implement such change.

The Merger Consideration and the Conversion of Share Capital

At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of Netshoes, Magazine Luiza, Merging Company or the holders of any of the Common Shares, each Common Share issued and outstanding immediately prior to the Effective Time of the Merger (other than Common Shares held in the treasury of Netshoes, reserved for future grants under the Company’s 2012 Share Plan (if any), or owned by any direct or indirect wholly-owned subsidiary of Netshoes (if any), which shall be cancelled and surrendered without any conversion or consideration paid in respect thereof and shall cease to exist) shall automatically be converted into and represent the right to receive US$3.00 per Common Share held in cash without any interest thereon, subject to the withholding of any applicable withholding taxes.

At the Effective Time of the Merger, each outstanding option to acquire Common Shares (including held by certain of our directors and executives) then outstanding and unexercised, whether or not vested, with a per share exercise price less than US$3.00, shall be accelerated and cancelled in exchange for the right to receive a cash payment (without interest and less any applicable withholding taxes) per share equal to the product of US$3.00 less the exercise price of such cashed-out option, multiplied by the number of shares underlying such cashed-out option.

Each Common Share of Merging Company outstanding immediately prior to the effective time of the Merger will be automatically converted into one common share of the Surviving Company of the Merger.

Payment Procedures

Prior to the Effective Time, Magazine Luiza must deposit, or cause to be deposited, with the paying agent, for payment to the holders of Common Shares (other than Dissenting Shares) , an amount of cash equal to the aggregate Merger Consideration to which such holders of Common Shares (other than Dissenting Shares) are entitled to receive pursuant to the Merger Agreement.

Promptly following the Effective Time of the Merger, Magazine Luiza and the Surviving Company will cause the paying agent to mail to each former holder of record of Common Shares  whose shares were converted into the right to receive the Merger Consideration, (i) transmittal materials, including a letter of transmittal in customary form as agreed by Magazine Luiza and Netshoes and (ii) instructions for surrendering book-entry Common Shares in exchange for the Merger Consideration. Payments and deliveries of the Merger Consideration shall be made in immediately available funds. Upon payment of the Merger Consideration, each book-entry Common Share surrendered will be cancelled.

In the event of a transfer of ownership of Common Shares that is not registered in the transfer records of Netshoes or if payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered certificates or book-entry Common Shares, as applicable, is registered, a check for any cash to be exchanged upon due surrender of the certificates or book-entry Common Shares, as applicable, may be issued to such transferee or other person if the certificates or book-entry Common Shares, as applicable, formerly representing such Common Shares are properly presented to the paying agent accompanied by all reasonable documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar taxes have been paid or are not applicable.

If any cash deposited with the paying agent is not claimed within 12 months following the effective time of the Merger, such cash will be delivered to the Surviving Company upon demand, and any holders of Common Shares that were issued and outstanding immediately prior to the Merger who have not previously complied with the exchange procedures in the Merger Agreement may thereafter look only the Surviving Company for payment (which will not include interest) of any such holder’s claim for Merger Consideration.

None of the paying agent, Magazine Luiza, Merging Company, the Surviving Company or any other party shall be liable to a holder of Common Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

In the event that any certificate representing Common Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and a reasonable and customary agreement by such holder to indemnify and hold Magazine Luiza harmless from and against any losses in connection therewith, and, if reasonably required by Magazine Luiza, posting of a bond sufficient to serve as indemnity against any claim that may be made against it with respect to such certificate, the paying agent will issue, in exchange for such lost, stolen or destroyed certificate, the aggregate Merger Consideration to be paid in respect of the Common Shares represented by such certificate.

No interest will accumulate on any amount payable in respect of any Common Shares or options in connection with the Merger.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Netshoes to Magazine Luiza and Merging Company that are subject to specified exceptions and qualifications contained in the Merger Agreement and the confidential disclosure letter that Netshoes delivered to Magazine Luiza concurrently with the execution of the Merger Agreement (the “disclosure letter”). The statements set forth in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by Netshoes in the Merger Agreement and the description of them in this information statement should be read in conjunction with the other information contained in the reports, statements and filings Netshoes publicly files with the SEC.

In the Merger Agreement, Netshoes made representations and warranties to Magazine Luiza and Merging Company with respect to, among other things:

•        corporate matters of Netshoes and its subsidiaries, such as organization, standing and power;

•        corporate power and authority;

•        absence of conflicts;

•        governmental approvals;

•        Netshoes’ capitalization;

•        ownership of, and other matters related to, Netshoes’ subsidiaries;

•        the conduct of the business of Netshoes and its subsidiaries, the absence of certain changes, and the absence of a change, event, effect or circumstance that has had or would reasonably expected to have, individually or in the aggregate, a material adverse effect on Netshoes;

•        Netshoes’ SEC filings, including the financial statements contained therein, and compliance with securities and other laws, including the Sarbanes-Oxley Act of 2002;

•        absence of certain undisclosed liabilities;

•        compliance with laws;

•        permits;

•        certain material contracts matters of Netshoes and its subsidiaries;

•        absence of certain changes;

•        legal proceedings;

•        employee benefit matters;

•        labor matters;

•        insurance matters;

•        real property matters;

•        tax matters;

•        intellectual property matters;

•        data privacy matters;

•        environmental matters;

•        information statement matters;

•        opinion from Goldman Sachs, its financial advisor;

•        inapplicability of certain anti-takeover statutes;

•        brokerage, finder’s or similar fees and commissions; and

•        related party transactions.

Many of the representations and warranties in the Merger Agreement made by Netshoes are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Netshoes, any change, event, effect, or circumstance (a) that, individually or in the aggregate, would prevent or materially impair the ability of Netshoes to consummate, on or prior to the outside date, the Merger or (b) that individually or in the aggregate, has resulted, or would reasonably be expected to result, in a material adverse effect on or with respect to the business, results of operations, assets, liabilities or financial condition of Netshoes and its subsidiaries, taken as a whole.

However, no change, event, effect, or circumstance to the extent relating to, arising out of or in connection with or resulting from any of the following, will be deemed to be, either alone or in combination, in determining whether there is a “material adverse effect” with respect to Netshoes (although certain changes will be taken into account to the extent materially and disproportionately impacting Netshoes relative to other businesses of a similar size in the industries in which Netshoes operates):

•        general changes or developments in the economy or the financial, debt, capital, credit or securities markets in Brazil, Argentina, the Cayman Islands, the United States or any other jurisdiction in which the Company or its Subsidiaries operate or do business, including as a result of changes in geopolitical conditions and including any variations in foreign exchange rates;

•        general changes or developments in the industries in which the Company or its subsidiaries operate;

•        changes or prospective or anticipated changes in any applicable Laws or regulations or IFRS, or any applicable accounting regulations or principles or interpretation or enforcement thereof;

•        any hurricane, tornado, earthquake, flood, tsunami, natural disaster, pandemic, act of God or other comparable events or outbreak or escalation or worsening of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions;

•        the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its Subsidiaries;

•        any actions to which Magazine Luiza has consented or agreed in writing pursuant to the Merger Agreement or which the Company or any of its subsidiaries has refrained from taking due to Magazine Luiza not granting a consent or approval required under the Merger Agreement, or any actions taken at the written request of Magazine Luiza pursuant to the Merger Agreement;

•        any change in the price or trading volume of the Common Shares or the credit rating of the Company (it being agreed that the underlying cause of any such change described in this clause may be considered in determining whether or not a material adverse effect has occurred);

•        any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of  itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being agreed that the underlying cause of any such failure described in this clause may be considered in determining whether or not a material adverse effect has occurred); or

•        any litigation or claim threatened or initiated by shareholders of the Company or representatives thereof against the Company, any of its subsidiaries or any of their respective officers or directors, in each case arising out of the execution of the Merger Agreement or the transactions contemplated thereby.

In the Merger Agreement, Magazine Luiza and Merging Company made customary representations and warranties to Netshoes with respect to, among other things:

•        corporate matters of Magazine Luiza and Merging Company, such as organization and good standing;

•        corporate power and authority to execute and deliver the Merger Agreement, to perform their obligations under the Merger Agreement, and to consummate the transactions contemplated thereby;

•        absence of conflicts;

•        governmental approvals;

•        litigation matters;

•        operations of Merging Company;

•        capital resources;

•        information statement matters;

•        ownership of Netshoes’ shares; and

•        brokerage, finder’s or similar fees and commissions.

Some of the representations and warranties in the Merger Agreement made by Magazine Luiza and Merging Company are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the Merger Agreement, a “material adverse effect” means, with respect to Magazine Luiza and Merging Company, any change, event, effect or circumstance that, individually or in the aggregate, would materially impair the ability of Magazine Luiza or Merging Company to consummate the Merger prior to the outside date.

The representations and warranties of either party contained in the Merger Agreement will not survive the effective time of the Merger.

Covenants Regarding Conduct of Business by Netshoes Pending the Merger

The Merger Agreement contains certain covenants restricting the conduct of business by Netshoes between the date of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time of the Merger. In general, Netshoes has agreed that, unless Magazine Luiza gives its written approval in advance or except as expressly contemplated or required in the Merger Agreement, or as required by applicable law, or as disclosed in the confidential disclosure letter that Netshoes delivered to Magazine Luiza concurrently with the execution of the Merger Agreement, each of Netshoes and its subsidiaries must carry on its business in the ordinary course of business, and, to the extent consistent with the foregoing, must use its commercially reasonable efforts to preserve its business organization intact, and preserve the present relationships of Netshoes and its subsidiaries with customers and suppliers.

Netshoes has further agreed that, except as expressly contemplated or required in the Merger Agreement, as required by applicable law, as disclosed in the disclosure letter, or as approved in writing and in advance by Magazine Luiza, until the earlier to occur of the termination of the Merger Agreement pursuant to its terms and the effective time of the Merger, Netshoes will not, and will not permit its subsidiaries to take the following actions (subject to certain exceptions specified in the Merger Agreement or the schedules thereto):

•        amend the memorandum and articles of association of Netshoes or any other applicable organizational document of Netshoes’ subsidiaries;

•        make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets) any corporation, partnership or other business organization or division thereof;

•        issue, sell, or dispose of (or authorize the issuance, sale or disposition of), any company securities except for (A) the issuance of shares upon the exercise of any company options as required by the terms of the Company’s share plan and the applicable award agreement, or (B) any issuance, sale or disposition to the Company or a wholly-owned subsidiary of the Company by any subsidiary of the Company;

•        reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares (except for the settlement of any company options pursuant to the terms of the Company’s share plan);

•        make any loans, advances or any payments other than payments in the ordinary course of business to any person in excess of US$100,000 in the aggregate;

•        sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, transfer, pledge, charge, encumber, exclusively license, allow to expire, or dispose of any assets, rights or properties having a fair market value in the aggregate in excess of US$1,000,000, other than sales, dispositions or licensing of equipment and/or inventory in the ordinary course of business consistent with past practice pursuant to existing contracts;

•        declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a subsidiary of the Company to the Company or a wholly owned subsidiary of the Company);

•        authorize or make any capital expenditures in excess of US$5,000,000 in the aggregate;

•        enter into, modify, terminate, amend or renew, or waive, release or relinquish any material rights under any material contract (as defined in the Merger Agreement), other than in the ordinary course of business in a manner consistent with past practice;

•        except for borrowings under the working capital facilities (as defined in the Merger Agreement) entered into in the ordinary course of business and in a manner consistent with past practice and except for intercompany loans between the Company and any of its wholly-owned subsidiaries or between any wholly-owned subsidiaries of the Company, incur indebtedness for borrowed money in excess of US$5,000,000, or modify in a manner adverse to the Company or any of its subsidiaries the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any person (other than a subsidiary of the Company), other than in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable than the indebtedness being replaced;

•        except as required pursuant to the terms of any company plans (as defined in the Merger Agreement) in effect as of the date of the Merger Agreement, or as otherwise required by applicable law: (A) become a party to, establish, adopt, amend or terminate any company plan (as defined in the Merger Agreement) sponsored or maintained by the Company or any of its subsidiaries (or any arrangement that would have been a company plan had it been entered into prior to the date of the Merger Agreement) or any collective bargaining agreement or other agreement with a labor union, works council or similar organization covering company employees, or (B) increase the compensation of any company employee, except for (i) increases in annual salary or wage rate of company employees who are not officers of the Company in the ordinary course of business in a manner consistent with past practice, or (ii) as a result of a “dissídio coletivo” that is binding on the Company pursuant to Brazilian labor law, or (iii) as set forth in Company disclosure letter;

•        except as required pursuant to the terms of any company plans in effect as of the date of the Merger Agreement, or as otherwise required by applicable law: (A) grant any new awards, or amend or modify the terms of any outstanding awards, under any company plans (or any arrangement that would have been a company plan had it been entered into prior to the date of the Merger Agreement), (B) grant or issue any option to purchase shares under the company plan (or any arrangement that would have been a company plan had it been entered into prior to the date of the Merger Agreement), (C) accelerate, in whole or in part, the vesting or exercisability of any option in connection with the company share plan or (D) provide, modify or amend any security or collateral in respect of any obligation of the Company to any director, officer, shareholder or employee pursuant to any material contract;

•        make any change in (or request any governmental authority to change) any accounting or material tax method, except as may be appropriate to conform to statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto or other applicable Laws, make, change or revoke any material tax election, settle or compromise any material tax claim or liability or material claim for a refund of taxes, change any material annual tax accounting period, apply for any material tax ruling from any governmental authority, enter into any material closing agreement or other material written binding agreement relating to taxes or any material tax sharing agreement, file any material amended tax return, file any material tax return other than one prepared in a manner consistent with past practice, surrender any material claim for a refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment (other than pursuant to an extension of time to file any tax return obtained in the ordinary course of business);

•        settle or compromise any litigation, other than any settlement or compromise of litigation where the aggregate amount paid does not exceed US$1,500,000;

•        accelerate the collection of or discount accounts receivable, bill for work not yet performed, delay the payment of accounts payable or accrued expenses, or delay the purchase of supplies, in each case other than in the ordinary course of business consistent with past practice; and

•        authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Netshoes Extraordinary General Meeting

Netshoes has agreed to, promptly following the date of the Merger Agreement, but no later than ten days from the date thereof, call and give notice of a meeting of its shareholders for the purpose of approving, ratifying, confirming and adopting the Merger Agreement, the Plan of Merger and the transactions in connection with the consummation of the Merger, and convene and hold such shareholders meeting within twenty-one days of the date of such notice of a meeting is mailed to the shareholders. The notice of such special meeting was originally published on May 9, 2019 and the record date is May 7, 2019. Since no resolutions were passed at the extraordinary general meeting of Netshoes held on May 30, 2019, we published today, June 3, 2019, a notice of the Extraordinary General Meeting to be held on June 14, 2019.

No Solicitation; Board Recommendation Change

Netshoes has agreed that it will and will cause its controlled affiliates and will cause its and their respective officers, directors, employees, investment bankers, attorneys, accountants, agents or other advisors or representative (referred to in this section of the information statement as “representatives”) to (i) immediately cease any solicitations, discussions or negotiations with any person (other than the parties to the Merger Agreement and their respective representatives) in connection with an acquisition proposal, in each case, that exist as of the date of the Merger Agreement, (ii) promptly request each person (other than the parties to the Merger Agreement and their respective representatives) that has prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such person by or on behalf of it or any of its subsidiaries prior to the date of the Merger Agreement in connection with such person’s consideration of acquiring the Company or a material portion of its assets, (iii) promptly (and in any event within 24 hours of receipt by the Company thereof) advise Magazine Luiza orally and in writing in the event that the Company receives any acquisition inquiry or acquisition proposal, and provide to Magazine Luiza the material terms and conditions of any such acquisition inquiry or acquisition proposal (including the identity of the counterparty), (iv) promptly (and in any event within 24 hours) notify Magazine Luiza orally and in writing if it determines to begin providing information or engaging in discussions or negotiations with a counterparty concerning an acquisition inquiry or acquisition proposal.

In addition, subject to the Merger Agreement’s non-solicitation provisions and company board recommendation change provisions, Netshoes has agreed that, until the earlier of the Merger consummation or the termination of the Merger Agreement, it will not and will cause its subsidiaries and its and their respective representatives not to:

•        initiate, solicit, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries with respect to, or the making of, any acquisition inquiry or acquisition proposal;

•        engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to or for the purpose of encouraging or facilitating an acquisition inquiry or acquisition proposal;

•        approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or

•        execute or enter into, any merger agreement, acquisition agreement, letter of intent or similar document, agreement, commitment, or agreement in principle (in each case, whether written or oral, binding or nonbinding, but excluding any acceptable confidentiality agreement) for any acquisition proposal.

Notwithstanding the restrictions above, the Merger Agreement does not prevent Netshoes or its Board of Directors from:

•        taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company) or making any legally required disclosure to shareholders with regard to the transactions contemplated by the Merger Agreement or an acquisition proposal; provided, that any such position, communication or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the recommendation of the Merger Agreement, the Plan of Merger and the Merger) shall be deemed to be a company adverse recommendation change unless the Board of Directors expressly and concurrently reaffirms its recommendation of the Merger Agreement, the Plan of Merger and the Merger without qualification; or

•        prior to obtaining the affirmative vote (in person or by proxy) of the holders of at least two-thirds (2/3) of Common Shares who vote in person or by proxy at the Extraordinary General Meeting, (A) providing access to the Company’s or any of its subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a person or group who has made a bona fide written acquisition proposal that was unsolicited and was not obtained in connection with a breach of the Merger Agreement or (B) contacting and engaging in any negotiations or discussions with any person or group and their respective representatives who has        made a bona fide written acquisition proposal that was unsolicited and was not obtained in connection with a breach of the Merger Agreement in each case in clauses (A) or (B) if the Board of Directors (1) shall have determined in good faith, in consultation with the Company’s outside legal counsel and financial advisors, that such acquisition proposal constitutes or would reasonably be expected to constitute, result in or lead to a superior proposal and (2) shall have determined in good faith, in consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable law, and in the case of clause (A), the Company also has received from the person so requesting such information or making such acquisition proposal an executed acceptable confidentiality agreement; provided that the Company shall provide to Magazine Luiza and Merging Company any non-public information or data that is provided to any Person given such access that was not previously made available to Magazine Luiza or Merging Company prior to or simultaneously with the time it is provided to such person;

•        prior to obtaining the affirmative vote (in person or by proxy) of the holders of at least two-thirds (2/3) of the Common Shares who vote in person or by proxy at the Extraordinary General Meeting, making a company adverse recommendation change; or

•        resolving or agreeing to take any of the foregoing actions, to the extent such actions would be permitted by the foregoing items.

The Company shall not be entitled to make a company adverse recommendation change unless, at any time prior to obtaining the affirmative vote (in person or by proxy) of holders representing at least two-thirds (2/3) of the Common Shares being voted, in person or by proxy at the Extraordinary General Meeting, (i) the Board of Directors of the Company determines in good faith, in consultation with the Company’s financial advisors and outside legal counsel, in response to a bona fide written acquisition proposal that was unsolicited and was not obtained in connection with a breach of the Merger Agreement, that (A) such acquisition proposal constitutes a superior proposal and (B) in light of such acquisition proposal, the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under applicable law, (ii) the Company sends to Magazine Luiza a written notice (a “Company Notice”) advising Magazine Luiza that the Board of Directors proposes to consider such acquisition proposal a superior proposal and containing the material terms and conditions of the superior proposal (including the identity of the counterparty) and copies of any proposed transaction agreements with the person making such acquisition proposal and a copy of any financing commitments relating thereto, (iii) during the four (4) business day period following Magazine Luiza’s receipt of the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. São Paulo, Brazil time on the fourth business day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such acquisition proposal shall be deemed to constitute a new superior proposal and shall require a new notice but with an additional two business day (instead of four business day) period from the date of such notice), the “Notice Period”), if requested by Magazine Luiza, the Company and its representatives, during the Notice Period, engage in good faith negotiations with Magazine Luiza and its representatives to make such adjustments in the terms and conditions of the Merger Agreement so that such acquisition proposal would cease to constitute a superior proposal by 5 p.m. Eastern Time on the last day of such period of four business days (or, if applicable, two business day period) and (iv) following the expiration of the Notice Period, the Board of Directors shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by Magazine Luiza, and shall have determined, in consultation with the Company’s outside legal counsel and financial advisors, that the acquisition proposal would nevertheless continue to constitute a superior proposal if the revisions proposed by Magazine Luiza were to be given effect.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that the Surviving Company and its subsidiaries shall (and Magazine Luiza shall cause the Surviving Company and its subsidiaries to) honor and perform the obligations of Netshoes and its subsidiaries under any and all indemnification agreements between Netshoes or its subsidiaries and any of their respective current or former directors and officers.  The provisions in the Surviving Company’s and each of its subsidiaries’ memorandum and articles of association and other similar governing or constituent documents and instruments with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in Netshoes’ or its subsidiaries’ memorandum and articles of association and other similar governing or constituent documents and instruments in effect as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the consummation of the Merger in any manner that would adversely affect the rights thereunder of any such individuals.

Magazine Luiza has also agreed to maintain or cause the Surviving Company to maintain in effect, for six years from the Effective Time of the Merger, at no expense to the beneficiaries, Netshoes’ current directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Netshoes covering facts or events occurring at or prior to the effective time of the Merger, including in respect of the Merger and other transactions thereunder, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of Netshoes’ current directors’ and officers’ insurance policies. However, Magazine Luiza or the Surviving Company, as the case may be, will not be required to pay annual premiums in excess of 350% of the current aggregate annual premium for these policies. In case such policy or policies cannot be obtained for such amount, Magazine Luiza or the Surviving Company will only be required to purchase the greatest amount of coverage available for such amount.

If Magazine Luiza or the Surviving Company or any of their respective successors or assigns consolidates, restructures, recapitalizes, merges with or into any other person or otherwise reorganizes and is not the continuing or surviving corporation or entity of such consolidation, restructuring, recapitalization, merger or other restructuring or transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made by Magazine Luiza or the Surviving Company, as the case may be, so that the successors and assigns of Magazine Luiza or the Surviving Company, as the case may be, shall assume all of the foregoing obligations.

The indemnification and insurance rights of the directors and officers are in addition to any rights they may have under the Memorandum and Articles of Association or the articles of incorporation and bylaws or similar  governing or constituent documents and instruments of any of the Netshoes’ subsidiaries, or under any applicable contracts or laws.

Certain Other Covenants

The Merger Agreement contains additional covenants, including relating to cooperation in connection with the preparation of Netshoes’ information statement, notices of certain events, access by Magazine Luiza to the properties, books and records and personnel of Netshoes and its subsidiaries, confidentiality, participation in litigations, delisting the Surviving Company from the New York Stock Exchange, and the preparation of filings that may need to be made after the date of the Merger Agreement and prior to the effective time of the Merger.

Conditions to the Merger

Conditions to Each Party’s Obligations

The respective obligations of Netshoes, Magazine Luiza and Merging Company to effect the Merger are subject to the satisfaction or, if permitted by applicable law, waiver prior to the effective time of the Merger of the following conditions:

•        the Special Resolutions must have been approved by shareholders of Netshoes representing at least two-thirds (2/3) of the votes cast by the shareholders entitled to vote who are present in person or by proxy at the Extraordinary General Meeting;

•        no governmental authority of competent jurisdiction has enacted, entered, promulgated or enforced any law, statute, rule, regulation, executive order, decree, ruling injunction or other order (whether temporary, preliminary or permanent) which prohibits, restrains or enjoins the consummation of the Merger; and

•        approval of the Merger by the Brazilian Conselho Administrativo de Defesa da Concorrência – CADE has been issued and is final upon expiration of the fifteen (15) day waiting period set forth in applicable law, or is no longer subject to any administrative appeal, as the case may be.

Conditions to Magazine Luiza’s and Merging Company’s Obligations.

The obligation of Magazine Luiza and Merging Company to effect the Merger is subject to the satisfaction (or waiver by Netshoes in writing) at or prior to the effective time of the following conditions:

•        truthful and correctness of the representations and warranties of Netshoes set forth in the Merger Agreement, subject to certain materiality qualifiers;

•        Netshoes has performed or complied with, in all material respects, the obligations, agreements and covenants that are to be performed or complied with by it under the Merger Agreement;

•        no material adverse effect with respect to Netshoes and its subsidiaries, taken as a whole, has occurred since the execution and delivery of the Merger Agreement;

•        the delivery of an officer’s certificate by Netshoes certifying that the first and second conditions have been satisfied;

•        filing with the SEC of the financial statements of Netshoes and its subsidiaries for the three-month period ended March 31, 2019 on or prior to May 31, 2019, and that (i) the net loss shall not exceed R$69,810,000, (ii) the net sales shall be no less than R$310,400,000, (iii) the difference between current operating liabilities (as defined in the Merger Agreement) and current operating assets (as defined in the Merger Agreement) shall be no more than R$73,400,000, and (iv) net debt (as defined in the Merger Agreement) shall be no more than R$213,800,000, in each case, as of and for the three-month period ended March 31, 2019; and

•        the unaudited financial statements of Netshoes and its subsidiaries as of and for the three month period ended March 31, 2019 shall have been reviewed by the Company’s independent accounting firm in accordance with and as required by the standards of the Public Company Accounting Oversight Board and consistent with past practice.

Conditions to Netshoes’ Obligations.

The obligation of Netshoes to effect the Merger is subject to the satisfaction (or waiver by Netshoes in writing) at or prior to the effective time of the following conditions:

•        truth and correctness of the representations and warranties of Magazine Luiza and Merging Company in the Merger Agreement, subject to certain materiality qualifiers;

•        Magazine Luiza and Merging Company have performed or complied with, in all material respects, the obligations, agreements and covenants that are to be performed or complied with by it under the Merger Agreement; and

•        the delivery of an officer’s certificate by Magazine Luiza certifying that the above conditions have been satisfied.

The approval by CADE was granted on May 22, 2019 and is expected to become final and unappealable on June 8, 2019, and on May 10, 2019, we furnished to the SEC under Form 6-K (SEC Accession No. 0001292814-19-001861) our unaudited financial statements as of and for the three months ended March 31, 2019 and all conditions precedents related to these unaudited financial statements have been met. Notwithstanding the above, no assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances set forth in the Merger Agreement, including by mutual decision of the parties thereto. If  the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.

Termination of the Merger Agreement

Magazine Luiza, Merging Company and Netshoes can agree to terminate the Merger Agreement by mutual written consent at any time prior to the Effective Time of the Merger, whether before or after approval of the Merger by Netshoes’ shareholders.

In addition, either Magazine Luiza or Netshoes can terminate the Merger Agreement if any of the following, among other things, occurs:

•        the Merger is not consummated by 5:00 p.m. (São Paulo time) on July 31, 2019 (the “outside date”), except that the right to terminate the Merger Agreement in this circumstance will not be available to a party whose failure to perform any of its obligations under the Merger Agreement required to be performed at or prior to the Merger has been the primary cause of the failure of the effective time of the Merger to occur on or before such date;

•        a court of competent jurisdiction or other governmental authority (as defined in the Merger Agreement) located or having jurisdiction within the United States, Brazil or the Cayman Islands issues an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and unnappealable; or

•        the requisite approval of the Merger by Netshoes shareholders is not obtained at the Extraordinary General Meeting.

The Merger Agreement may also be terminated by Netshoes if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Magazine Luiza or Merging Company contained in the Merger Agreement, or any such representation or warranty is untrue, which breach, if occurring or continuing at the effective time of the Merger, would result in the failure to satisfy a closing condition, and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Netshoes to Magazine Luiza or (ii) two (2) business days prior to the outside date; provided that Netshoes shall not have the  right to terminate if Netshoes is then in breach of any of its covenants or agreements contained in the Merger Agreement, which breach, if occurring or continuing at the effective time of the Merger, would result in the failure to satisfy a closing condition.

The Merger Agreement may also be terminated by Magazine Luiza under any of the following circumstances:

•        at any time prior to the Effective Time of the Merger, if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Netshoes contained in the Merger Agreement, or any such representation or warranty is untrue, which breach, if occurring or continuing at the effective time of the Merger, would result in the failure to satisfy a closing condition, and such breach or condition is not curable or, if curable, is not cured prior to the earlier of thirty (30) days after written notice thereof is given by Magazine Luiza to Netshoes or two (2) business days prior to the outside date; provided that Magazine Luiza shall not have the right to terminate if Magazine Luiza or Merging Company are then in breach of any of their covenants or agreements contained in the Merger Agreement, which breach, if occurring or continuing at the effective time of the Merger, would result in the failure to satisfy a closing condition; and

•        if (i) Netshoes shall have engaged in a willful breach of its obligations on deal protection mechanisms set forth under the Merger Agreement or (ii) Netshoes Board of Directors (a) shall have made, prior to obtaining the shareholders’ approval, a company adverse recommendation change in a manner adverse to Magazine Luiza or Merging Company, (b) shall have failed to include the recommendation of the                Merger in the information statement distributed to shareholders, (c) shall have recommended, prior to obtaining the shareholder approval, to Netshoes shareholders an acquisition proposal with a person other than Magazine Luiza or Merging Company, or (d) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the shareholder approval.

If the Merger Agreement is validly terminated, it will become void, with the exception of a few specified sections, each of which will survive the termination of the Merger Agreement, and, subject to certain specified provisions of the Merger Agreement that will survive such termination, including among others, the provisions relating to access to information, publicity and confidentiality; effects of termination; expenses; and general provisions. However, the termination of the Merger Agreement will not relieve any party from liability for any fraud or willful breach prior to such termination.

Termination Fee; Expenses

Netshoes is required to pay to Magazine Luiza a termination fee of US$1,800,000 if the Merger Agreement is terminated under any of the following circumstances:

•        if the Merger Agreement is terminated by Magazine Luiza because (i) Netshoes has engaged in a willful breach of its obligations on deal protection mechanisms or (ii) Netshoes’ Board of Directors (a) has made, prior to obtaining the shareholders’ approval, a company adverse recommendation change in a manner adverse to Magazine Luiza or Merging Company, (b) has failed to include the recommendation of the Merger in the information statement distributed to shareholders, (c) has recommended, prior to obtaining the shareholders’ approval, to Netshoes’ shareholders an acquisition proposal with a person other than Magazine Luiza or Merging Company, or (d) has formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the shareholder approval; and

•        if the Merger Agreement is terminated by either Magazine Luiza or Netshoes because the Merger is not consummated until the outside date or because the shareholder approval has not been obtained, or if the Merger Agreement is terminated by Magazine Luiza because of a breach of representation, and warranty, covenant or agreement by Netshoes, and (a) at or prior to the date of the Extraordinary General Meeting to approve the Merger Agreement, an acquisition proposal shall have been made directly to the Netshoes’ shareholders, or an acquisition proposal shall have otherwise become publicly known, and (b) within 12 months after such termination Netshoes enters into a definitive agreement to effect any acquisition proposal and such definitive agreement is subsequently completed (regardless of whether such consummation occurs within such twelve-month period);

In the event that Magazine Luiza is entitled to receive the Netshoes termination fee, the right of Magazine Luiza to receive such amount will constitute liquidated damages, in a reasonable amount that will compensate Magazine Luiza in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement, which amount would otherwise be impossible to calculate with precision. Subject to any liability for damages resulting from fraud or willful breach, upon payment of the termination fee, Netshoes and its affiliates shall have no further liability with respect to the Merger Agreement and the transactions contemplated thereby, and in no event will Netshoes be required to pay the termination fee on more than one occasion.

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated, except as described above. Expenses incurred in connection with the filing, printing and mailing of this information statement shall be shared equally by Magazine Luiza and Netshoes.

Specific Performance

Netshoes, Magazine Luiza and Merging Company will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Prior to the valid termination of the Merger Agreement, the parties will be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of the Merger Agreement and to consummate the transactions contemplated thereby, including to effect the closing. None of Netshoes, Magazine Luiza or Merging Company will be required to provide any bond or other security in connection with any such order or injunction.

Amendment

Subject to applicable law, the Merger Agreement may be amended at any time prior to the Effective Time by execution of a written agreement signed by each of Magazine Luiza, Merging Company and Netshoes and, to the extent applicable, delivered by duly authorized officers of the respective parties.

Governing Law and Jurisdiction

The Merger Agreement and any dispute in connection therewith will be governed by, and construed in accordance with the laws of the State of New York, and any action or proceeding arising in connection with the Merger Agreement will be brought only before any New York state or federal court sitting in the Borough of Manhattan in New York City.

Notwithstanding the foregoing, the parties to the Merger Agreement have contractually agreed that (i) the internal affairs of Netshoes, the fiduciary duties of the Board of Directors and the officers of Netshoes and general company law with respect to Netshoes and other provisions of, or transactions contemplated by, the Merger Agreement that are expressly or otherwise required to be governed by the Companies Law, shall be governed by the Companies Law.

THE VOTING AND SUPPORT AGREEMENT

This section describes material provisions of the Voting and Support Agreement. Because the description of the voting and support agreement contained in this document is a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the voting and support agreement. You should carefully read the form of the voting and support agreement attached as Annex D to this document, which is incorporated by reference into this document, before you decide how to vote.

CDK Net Fund IC, Camelback Overseas Corp., Tiger Global Private Investment Partners V, L.P., Tiger Global Private Investment Partners VI, L.P., LFX Trust, Scott Shleifer 2011 Descendants’ Trust and HCFT Holdings, LLC (collectively, the “holders”), shareholders who collectively held approximately 47.9% of the outstanding Common Shares of Netshoes on the date of the Merger Agreement, entered into a voting and support agreement with Magazine Luiza, pursuant to which the holders have agreed to vote their Common Shares at the Extraordinary General Meeting and any other meeting of the Netshoes shareholders however called (or in any action by written consent in lieu of a meeting):

•        in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement;

•        against any other acquisition proposal or any alternative transaction agreement or transaction that is the subject of another acquisition proposal (each, a “covered proposal”); and

•        against any other action, agreement or transaction that is intended to or that would reasonably be expected to prevent, interfere with or delay the merger or any of the other transactions with Magazine Luiza or Merging Company contemplated in the Merger Agreement or that would otherwise be inconsistent with the Merger or any of the other transactions in the Merger Agreement.

Each holder irrevocably appointed Magazine Luiza as its proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote and to execute written consents with respect to their shares on the foregoing matters. The holder also revoked all previous proxies, powers of attorney, instructions or other requests with respect to such holder’s shares. The proxy granted by the holders will be automatically and immediately revoked upon a termination event, and Magazine Luiza may further terminate those proxies at any time at its sole election.

The holders irrevocably and unconditionally waived and agreed not to exercise any rights of appraisal, including under Section 238 of the Companies Law, any dissenters’ rights and any similar rights relating to the Merger that such holder may have. Each holder further agreed not to commence, join in or participate in, and to opt out of any class in any class action with respect to, any claim against Magazine Luiza, Merging Company, Netshoes or any of their respective successors or directors challenging the voting and support agreement or alleging a breach of any fiduciary duty of the Board of Directors in connection with the voting and support agreement, the Merger Agreement or the transactions contemplated thereby.

Each of the above-named shareholders has agreed that they will not:

•        sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, enter into a derivative arrangement with respect to or grant a proxy with respect to, any of such holder’s shares (each a “transfer”); or

•        consent to, agree to or permit any such transfer of, any or all of the shares or any interest therein, or create or permit to exist any liens, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a shareholder in respect of the shares (collectively, “encumbrances”) that would prevent such holder from voting (or acting by written consent in lieu of a meeting in respect of) the shares in accordance with the voting and support agreement or from complying with its other obligations under the voting and support agreement, other than any restrictions imposed by applicable law on any shares; or

•        enter into any contract, option or other agreement, arrangement or understanding inconsistent with the voting and support agreement; or

•        grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the shares relating to the voting and support agreement matters; or

•        deposit or permit the deposit of the shares into a voting trust or enter into a voting agreement or arrangement with respect to the shares; or

•        take or permit any other action that would in any way restrict, limit or interfere with the performance of such holder’s obligations under the voting and support agreement or otherwise make any representation or warranty of such holder untrue or incorrect if such action had occurred on or prior to the date of the voting and support agreement; or

•        initiate, solicit, facilitate or encourage, facilitate or support any inquiries with respect to, or the making of, any acquisition inquiry or acquisition proposal; or

•        engage or otherwise participate in any negotiations or discussions concerning, or provide access to Netshoes’ properties, books and records or any confidential information or data to, any person in connection with an acquisition inquiry or acquisition proposal; or

•        approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any acquisition proposal; or

•        execute or enter into, any merger agreement, acquisition agreement or other similar definitive agreement for any acquisition proposal.

In the voting and support agreement, each shareholder party thereto made customary representations and warranties to Magazine Luiza and Merging Company with respect to, among other things ownership of Common Shares, litigation matters, authority to enter into the voting and support agreement and absence of certain violations, breaches or defaults under certain contracts and laws arising out of the execution, delivery and performance of the voting and support agreement, consents and approvals of third parties, absence of other voting agreements, finder’s fees and reliance on the Merger Agreement.

The obligations of each of the above-named shareholders under the voting and support agreement will terminate on the first to occur of (a) the mutual written agreement of Magazine Luiza and such shareholder, (b) the termination of the Merger Agreement in accordance with its terms, (c) the election of such shareholder if there is any amendment, waiver or modification to or of any provision of the Merger Agreement entered into without the prior written consent of such shareholder which results in a change in the amount or form of the Merger Consideration, or (d) consummation of the Merger.

The foregoing restrictions should not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of Netshoes or its subsidiaries or from fulfilling his or her obligations as a director of Netshoes, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of Netshoes.

VOTING AND PROXY SOLICITATION

Voting at the Extraordinary General Meeting will be conducted by poll vote.  Each Common Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Extraordinary General Meeting.

Provided that a quorum is present, each Special Resolution  put to the vote at the Extraordinary General Meeting requires the affirmative vote of the holders representing at least two-thirds (2/3) of the Common Shares being voted, whether in person or by proxy, on such resolution at the Extraordinary General Meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

By adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting by way of Special Resolutions, holders of our Common Shares will be entitled to receive the merger consideration agreed under the Merger Agreement entered into by the Company with Magazine Luiza S.A. and the Merging Company (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration). By not adopting and approving the aforesaid Merger Proposal at the Extraordinary General Meeting, holders of our Common Shares will be merely rejecting the Merger and the Merger Proposal (as proposed by Magazine Luiza S.A. and the Merging Company), and such rejection would not constitute, and should not be viewed and/or construed as, an automatic approval of any merger proposal from any third party that may be outstanding at the time of the Extraordinary General Meeting.

Netshoes believes that based on facts that occurred prior to the adjourned shareholders’ meeting held on May 30, 2019, there could be similar events between the date of this Information Statement and June 14, 2019, the scheduled date for the Extraordinary General Meeting, including amendments to the Merger Agreement and higher offer prices for the Common Shares. To the extent practicable,  Netshoes will keep you promptly informed of any such events by filing documents with the SEC on Form 6-K, including with respect to any competing proposals or amendments or supplements to the Merger Agreement, and you should not assume that Netshoes will adjourn or postpone the meeting as a result of the occurrence of any such events unless expressly publicly announced by Netshoes.  YOU ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER PROPOSAL.  Investors and stockholders will be able to obtain free copies of such documents, once such documents are filed with or furnished to the SEC, through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with or furnished to the SEC by Netshoes will be available free of charge on the Investor Relations section of the Company’s website at http://investor.netshoes.com.  Netshoes undertakes to use its reasonable best efforts to hold the Extraordinary General Meeting on June 14, 2019 and so avoid uncertainty in the absence of a predictable timeframe that is consistent with Netshoes’ operating cash flow and financial condition, among other considerations.

Proxies are being solicited by the Company. Certain of the Company’s officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. The Company and Magazine Luiza will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials. In connection with the proxy solicitation, the Company has engaged Georgeson LLC to act as proxy solicitor for the Merger Proposal.

PROPOSED RESOLUTIONS

The following resolutions will be proposed as Special Resolutions at the Extraordinary General Meeting:

AS SPECIAL RESOLUTIONS THAT:

1.            The merger of the Company with Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands (the “Merging Company”), whereby the Company will be the surviving company and all the undertakings, property and liabilities of the Company and the Merging Company shall vest in the Company by virtue of such merger pursuant to the provisions of the Companies Law (2018 Revision) of the Cayman Islands (the “Merger”), be approved;

2.            The agreement and plan of merger between the Company, Magazine Luiza S.A. and the Merging Company dated as of April 29, 2019, and as amended pursuant to the first amendment to agreement and plan of merger dated as of May 26, 2019 (and as it may be further amended, varied or supplemented by the parties from time to time after the date hereof, including but not limited to increase the merger consideration) (the “Merger Agreement”), be approved, ratified, adopted and confirmed in all respects; and

3.            There being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Time (as defined in the Merger Agreement), the plan of merger between the Company and the Merging Company in substantially the form annexed to the Merger Agreement (the “Plan of Merger”) be approved and the Company be authorized to enter into the Plan of Merger and any Director of the Company be authorized to agree and finalize the terms of, and to execute, the same on behalf of the Company.

We refer to these resolutions collectively as the “Merger Proposal.”

As of the date hereof, the Board of Directors of the Company unanimously recommends (with the abstention of Mr. Marcio Kumruian) that Netshoes’ shareholders vote in favor of the Merger Proposal presented at the Extraordinary General Meeting.

If you are not voting in person, and if you have directed your proxy holder to vote FOR any or all of the Merger Proposals, you may indicate in your proxy card if you would like to change such direction, without any further action, to vote AGAINST all resolutions if the Board of Directors announces, on or prior to the date of the Extraordinary General Meeting, an adverse recommendation with respect to the Merger Proposal.  If no additional direction is made in your proxy card, the Common Shares in respect of which a proxy card is given will be voted in accordance with the directions made in your proxy card unless revoked in a timely manner as further discussed below.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
AND EXECUTIVE OFFICERS OF NETSHOES

The following table sets forth information regarding the beneficial ownership of the Common Shares as of May 7, 2019 (unless otherwise noted), for:

•        each person or entity who is known by the Company to beneficially own more than 5% of the outstanding shares of the Common Shares;

•        each of our directors and executive officers individually; and

•        all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o Netshoes (Cayman) Limited, Rua Vergueiro 961, Liberdade, Zip Code 01504-001, City of São Paulo, State of São Paulo, Brazil, and, to Netshoes’ knowledge, each beneficial owner named in the table has sole voting and sole investment power over the share indicated as owned by such person, subject to applicable community property laws. The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 31,056,244 Common Shares outstanding on May 7, 2019. The amounts and percentage of Common Shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

The table below does not give effect to the acceleration of the vesting of all unvested share options of the Company pursuant to the terms of the Merger Agreement. For further information, see “Summary—Interests of Certain Persons; Share Ownership of Netshoes Directors and Executive Officers— Acceleration of Vesting of Unvested Share Options; Value Attributable to Outstanding Vested and Unvested Share Options.”

As of May 7, 2019, there were 31,056,244 Common Shares outstanding.

	Common Shares Beneficially Owned
Name	Number	Percentage
Founders:
Marcio Kumruian(1)	3,929,359	12.7%
HCFT Holdings, LLC(2)	2,120,129	6.8%
Other Investors:
Tiger Global Investors(3)	8,865,903	28.5%
Ruane, Cunniff & Goldfarb L.P.(4)	2,813,166	9.1%
GIC Private Limited(5)	2,506,526	8.1%
Riverwood Capital Partners(6)	1,928,900	6.2%
Other Directors and Executive Officers:
Graciela Kumruian Tanaka(7)	146,250	0.5%
Nilesh Lakhani(8)	119,300	0.4%
Frederico Brito e Abreu(9)	62,640	0.2%
Ricardo Knoepfelmacher(10)	50,000	0.2%
Alexandre Augusto Olivieri(11)	20,000	0.1%
Pedro Reiss(12)	15,000	0.0%
	22,577,173	72.7%

(1)     Based on an statement on Schedule 13G filed on January 24, 2019 jointly by CDK Net Fund IC and Marcio Kumruian, Mr. Marcio Kumruian, the chairman of our Board of Directors and our chief executive officer, is the sole beneficial owner and indirectly holds Common Shares in us through his ownership of all participation interests in CDK Net Fund IC, an investment condominium incorporated under the laws of the Commonwealth of the Bahamas for his benefit and Camelback Overseas Corp., a company incorporated in the British Virgin Islands owned by Mr. Kumruian and his wife. The business address for Mr. Marcio Kumruian is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil. It also includes the 33,750 shares Mr. Kumruian has the right to acquire within 60 days of this information statement through the exercise of options granted to him under our 2012 Share Plan.

(2)     Based on an statement on Schedule 13G filed on February 14, 2018 by HCFT Holdings, LLC, the date of the last available Schedule 13G filed by HCFT Holdings, LLC with the SEC. Mr. Hagop Chabab indirectly holds Common Shares in us through HCFT Holdings, LLC, a trust created for his benefit. Mr. Hagop Chabab’s/ HCFT Holdings, LLC business address is 500 Stanton Christiana Road, Newark, DE 19713.

(3)     Based on an statement on Schedule 13G filed on February 14, 2018 jointly by Tiger Global Management, LLC, Tiger Global Private Investment Partners V, L.P, Tiger Global Private Investment Partners VI, L.P, Charles P. Coleman III, Lee Fixel, Scoot Shleifer, and other entities deemed as beneficially owned by Charles P. Coleman III, Lee Fixel, Scoot Shleifer, the date of the last available Schedule 13G filed by such persons with the SEC.  Charles P.  Coleman III, Lee Fixel and Scott Shleifer have business address at 9 West 57th Street, 35th Floor, New York, NY 10019.

(4)     Based on an statement on Schedule 13G filed on February 14, 2019 by Ruane, Cunniff & Goldfarb. The address of Ruane, Cunniff & Goldfarb is 9 West 57th Street, Suite 5000, New York, New York 10019-2701. Based on an statement on Schedule 13G filed on February 1, 2019 jointly by GIC Private Limited, GIC Special Investments Pte. Ltd. and Archy LLC.  The address of GIC Private Limited and GIC Special Investments Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912. The business address for Archy LLC is One Bush Street, Suite 1100, San Francisco, CA, 94104, USA.

(5)     Based on an statement on Schedule 13G filed on February 1, 2019 jointly by GIC Private Limited, GIC Special Investments Pte. Ltd. and Archy LLC.  The address of GIC Private Limited and GIC Special Investments Pte. Ltd. is 168 Robinson Road, #37-01 Capital Tower, Singapore, 068912. The business address for Archy LLC is One Bush Street, Suite 1100, San Francisco, CA, 94104, USA.

(6)     Based on an statement on Schedule 13G filed on February 14, 2018 jointly by Riverwood Capital GP II, L.P., or Riverwood GP, Riverwood Capital II L.P., or Riverwood LP, Riverwood Capital Partners II L.P., or RCP, and Riverwood Capital Partners II (Parallel – B) L.P, or RCP Parallel – B, the date of the last available Schedule 13G filed by such persons with the SEC. The entities referred to above have business address at 70 Willow Road, Suite 100, Menlo Park, California, USA 94025. Riverwood LP is the sole general partner of each of RCP and RCP Parallel-B. Riverwood GP is the sole general partner of Riverwood LP. The shareholders of Riverwood GP, acting by majority vote, have the power to vote or to direct the vote of, and the members of the investment committee of Riverwood GP, acting by majority vote, have the power to dispose or to direct the disposition of, the Shares that are beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B. The shareholders and investment committee members of Riverwood GP disclaim beneficial ownership of all Shares beneficially owned by Riverwood GP, Riverwood LP, RCP and RCP Parallel-B for the purposes of Sections 13(d) and 13(g).

(7)     Ms. Graciela Kumruian Tanaka’s business address is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil. It also includes the 74,781 shares Ms. Tanaka has the right to acquire within 60 days of this information statement through the exercise of options granted to her under our 2012 Share Plan.

(8)     The address for Mr. Nilesh Lakhani is 1020 91st Ave NE, Bellevue, WA 98004. It also includes the 50,000 shares Mr. Lakhani has the right to acquire within 60 days of this information statement through the exercise of options granted to him under our 2012 Share Plan.

(9)     The business address for Mr. Frederico Brito e Abreu is Rua Miranhas 16, house 4, Vila Madalena, CEP 05434-040, São Paulo, SP, Brazil. It also includes the 50,000 shares Mr. Brito e Abreu has the right to acquire within 60 days of this information statement through the exercise of options granted to him under our 2012 Share Plan.

(10)   The business address for Mr. Knoepfelmacher is Av. Presidente Juscelino Kubitschek, 2041, Bloco D, 22th floor, CEP 04543-011, São Paulo, SP, Brazil. Refers to the 50,000 shares Mr. Knoepfelmacher has the right to acquire within 60 days of this information statement through the exercise of options granted to him under our 2012 Share Plan.

(11)   Refers to 20,000 shares Mr. Alexandre Olivieri has the right to acquire within 60 days of this information statement through the exercise of options granted to her under our Share Plan. The business address for Mr. Alexandre Olivieri is Rua Vergueiro 961, Liberdade, CEP 01504-001, São Paulo, SP, Brazil.

(12)    The business address for Mr. Reiss is Av. Chucri Zaidan, 296, 14th floor, CEP 05502-001, Vila Cordeiro, São Paulo, SP, Brazil. Refers to the 15,000 shares Mr. Reiss has the right to acquire within 60 days of this information statement through the exercise of options granted to him under our 2012 Share Plan.

WHERE YOU CAN FIND MORE INFORMATION

Netshoes files annual reports with the SEC and furnishes current reports and other information to the SEC. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Netshoes’ SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov. In addition, Netshoes’ filings with the SEC are also available for free to the public on Netshoes’ website, http://investor.netshoes.com. Information contained on Netshoes’ website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Netshoes incorporates by reference into this document the documents listed below. Any filings Netshoes makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of Netshoes’ extraordinary general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document. In addition, any reports on Form 6-K furnished by Netshoes to the SEC after the date of this document until the date of Netshoes’ Extraordinary General Meeting, which Netshoes identifies as being incorporated by reference into this document, are also incorporated by reference herein. On May 10, 2019, we furnished to the SEC under Form 6-K (SEC Accession No. 0001292814-19-001861) our unaudited financial statements as of and for the three months ended March 31, 2019, which are incorporated by reference into our information statement.  The information incorporated by reference is an important part of this document. Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

You can obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from Netshoes. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Netshoes without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document. You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Netshoes at:

Netshoes (Cayman) Limited
c/o Mr. Otávio Lyra
Rua Vergueiro 961, Liberdade
Zip Code 01504-001
City of São Paulo, State of São Paulo
Brazil
Tel: +55 11 3028-3528
Email: ir@netshoes.com or otavio.lyra@netshoes.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104
Shareholders, Banks and Brokers
Call Toll Free: (800) 509-1078

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated June 3, 2019. You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document). The mailing of this document to Netshoes shareholders (if any) does not create any implication to the contrary.

By order of the Board of Directors,
Marcio Kumruian
Chairman of the Board of Directors and Chief Executive Officer

Execution Copy

Annex A

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of May 26, 2019 (the “Amendment”), is entered into by and among Netshoes (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Magazine Luiza S.A., a Brazilian sociedade anônima incorporated under the laws of the Federal Republic of Brazil (“Parent”), and Magazine Luiza Cayman Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties have entered into an Agreement and Plan of Merger dated as of April 29, 2019 (the “Agreement”);

WHEREAS, the Parties desire to amend the Agreement to revise the definition of “Per Share Merger Consideration”; and

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of each of the Company, Parent and Merger Sub and authorized by duly authorized officers of the respective Parties.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties set forth in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

1.      Defined Terms.  Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Agreement.

2.      Amendment of Definition of “Per Share Merger Consideration”.  The definition of “Per Share Merger Consideration” in Section 1.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Per Share Merger Consideration” means $3.00 per Share in cash, without interest.

  Effective Date of this Amendment.  This Amendment shall be effective when signed by the Parties hereto.

4.      No Further Changes.  This Amendment shall only serve to amend and modify the Agreement to the extent specifically provided herein.  All terms, conditions, provisions and references of and to the Agreement which are not specifically modified and/or amended herein shall remain in full force and effect and shall not be altered by any provisions herein contained.

5.      References.  On and after the effective date of this Amendment, each reference in the Agreement to “the Agreement,” “this Agreement,” “hereunder” and “hereof” or words of like import shall refer to the Agreement as amended by this Amendment; provided that references to “the date of this Agreement,” “the date hereof,” and other similar references in the Agreement shall continue to refer to the date of the Agreement and not to the date of this Amendment.

6.      Counterparts.  This Amendment, and any amendment, restatement, supplement or other modification hereto or waiver hereunder (i) may be executed in any number of counterparts (including by means of facsimile transmission or e-mail in .pdf format), each of which will be deemed to be an original copy of this Amendment and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

NETSHOES (CAYMAN) LIMITED

By:      /s/ Marcio Kumruian
             Name:    Marcio Kumruian
             Title:      CEO

PARENT:

MAGAZINE LUIZA S.A.

By:      /s/ Frederico Trajano
             Name:    Frederico Trajano
             Title:      Diretor Presidente

MAGAZINE LUIZA S.A.

By:      /s/ Roberto Bellissimo Rodrigues
             Name:    Roberto Bellissimo Rodrigues
             Title:      Diretor Executivo Financeiro

MERGER SUB:

MAGAZINE LUIZA CAYMAN LTD

By:      /s/ Frederico Trajano
             Name:    Frederico Trajano
             Title:      Diretor Presidente

[Signature Page to First Amendment to Agreement and Plan of Merger]

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

NETSHOES (CAYMAN) LIMITED,

MAGAZINE LUIZA S.A.

and

MAGAZINE LUIZA CAYMAN LTD

Dated as of April 29, 2019

This document is intended solely to facilitate discussions among the parties identified herein. It is not intended to create, and will not be deemed to create, a legally binding or enforceable offer or agreement of any type or nature prior to the duly authorized and approved execution of this document by all such parties and the delivery of an executed copy hereof by all such parties to all other parties.

Page

Article I CERTAIN DEFINITIONS		1
1.1	Definitions	1
1.2	Other Definitional and Interpretive Provisions	8
Article II THE MERGER		10
2.1	The Merger	10
2.2	Closing	10
2.3	Effective Time	10
2.4	Effects of the Merger	10
2.5	Memorandum and Articles of Association	10
2.6	Directors and Officers	10
Article III EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS		11
3.1	Effect on Capital Stock	11
3.2	Treatment of Company Options	12
3.3	Surrender of Shares	12
3.4	Adjustments	14
3.5	Agreement of Fair Value	15
Article IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		15
4.1	Organization, Standing and Power	15
4.2	Authorization	15
4.3	No Conflicts; Governmental Approvals	16
4.4	Capitalization	16
4.5	Subsidiaries	17
4.6	SEC Filings; Financial Statements; Undisclosed Liabilities	17
4.7	Compliance With Laws; Permits	19
4.8	Material Contracts	20
4.9	Absence of Certain Changes	22
4.10	Legal Proceedings	22
4.11	Employee Benefit Matters	22
4.12	Labor	23
4.13	Insurance	23
4.14	Real Property	23
4.15	Tax Matters	24
4.16	Intellectual Property	25
4.17	Data Privacy	26
4.18	Environmental Matters	27
4.19	Proxy Statement	27
4.20	Opinions of Financial Advisors	27
4.21	Takeover Statutes	27
4.22	No Brokers	27
4.23	Related Party Transactions	28
4.24	No Other Representations or Warranties	28
Article V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		28
5.1	Organization, Standing and Power	28
5.2	Authorization	28
5.3	No Conflicts; Governmental Approvals	29
5.4	Vote / Approval Required	29
5.5	Legal Proceedings	29
5.6	Operations and Ownership of Merger Sub	29
5.7	Capital Resources	29
5.8	Proxy Statement	30

5.9	Ownership of Shares	30
5.10	No Brokers	30
5.11	No Other Information	30
Article VI COVENANTS		30
6.1	Conduct of Business of the Company Pending the Closing	30
6.2	Access to Information	32
6.3	Further Action; Efforts	33
6.4	Publicity; Confidentiality	35
6.5	Acquisition Proposals	35
6.6	Proxy Statement	37
6.7	Shareholders Meeting	38
6.8	Stock Exchange Delisting	38
6.9	Directors’ and Officers’ Indemnification and Insurance	38
6.10	Takeover Statutes	40
6.11	Transaction Litigation	40
6.12	Parent Vote	40
6.13	Obligations of Merger Sub	40
6.14	Release of Guarantees	40
Article VII CONDITIONS OF MERGER		40
7.1	Conditions to Obligation of Each Party to Effect the Merger	40
7.2	Conditions to Obligations of Parent and Merger Sub	41
7.3	Conditions to Obligations of the Company	42
7.4	Frustration of Closing Conditions	42
Article VIII TERMINATION		42
8.1	Termination	42
8.2	Procedure Upon Termination	43
8.3	Effect of Termination	43
8.4	Expenses	44
Article IX GENERAL PROVISIONS		44
9.1	No Survival of Representations, Warranties and Covenants	44
9.2	Remedies; Specific Performance	44
9.3	Modification or Amendment	45
9.4	Waiver	45
9.5	Notices	45
9.6	Severability	46
9.7	Entire Agreement; Assignment	46
9.8	Parties in Interest	47
9.9	Governing Law	47
9.10	Consent to Jurisdiction	47
9.11	WAIVER OF JURY TRIAL	47
9.12	Payment of Transfer Taxes	48
9.13	Counterparts; Delivery by E-mail	48

Exhibits

Exhibit A             Voting Agreement

Exhibit B             Plan of Merger

Exhibit C             Memorandum and Articles of Association of the Surviving Company

Exhibit D             Press Release

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 29, 2019 (as amended, restated, modified or supplemented, this “Agreement”), is entered into by and among Netshoes (Cayman) Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), Magazine Luiza S.A., a Brazilian sociedade anônima incorporated under the laws of the Federal Republic of Brazil (“Parent”), and Magazine Luiza Cayman Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the respective boards of directors of Parent and Merger Sub have adopted and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (as amended) of the Cayman Islands (the “CICL”) and have authorized the execution and delivery hereof;

WHEREAS, the board of directors of the Company (the “Board of Directors”) has (i) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the CICL, (ii) determined that it is in the best interest of the Company to enter into the Plan of Merger, (iii) approved the execution, delivery and performance of this Agreement and the Plan of Merger, and the transactions contemplated hereby and thereby, including the consummation of the Merger and the Plan of Merger upon the terms and subject to the conditions set forth in this Agreement and (iv) subject to Section 6.7, adopted a resolution adopting this Agreement and recommending this Agreement be approved by the shareholders of the Company;

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, concurrently with the execution of this Agreement, certain shareholders of the Company have entered into a voting agreement with Parent, substantially in the form attached hereto as Exhibit A (the “Voting Agreement”), pursuant to which each such shareholder has agreed to vote its Shares (as defined below) in favor of the authorization and approval of this Agreement, the Plan of Merger and the Merger; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement, and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I
CERTAIN DEFINITIONS

1.1             Definitions

.  For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into by the Company with a Person (other than Parent, Merger Sub or their respective Affiliates) containing terms not less restrictive to such Person than the terms set forth in the Confidentiality Agreement with respect to Parent, provided, however, that an Acceptable Confidentiality Agreement (i) shall not provide for an exclusive right to negotiate with the Company, (ii) shall not restrict the Company from complying with Section 6.5, and (iii) shall not be required to include a standstill.

“Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by or on behalf of Parent) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Affiliates) relating to any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 15% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons beneficially owning 15% or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, joint venture, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes 15% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).

“Action” has the meaning set forth in Section 4.10.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person.

“Agreement” has the meaning specified in the Preamble.

“Anti-Corruption Laws” has the meaning set forth in Section 4.7(b).

“Antitrust Law” means all federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Date” has the meaning set forth in Section 4.6(a).

“Audited Financial Statements” has the meaning set forth in Section 4.6(b).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.2.

“Board of Directors” has the meaning set forth in the Recitals.

“Book-Entry Shares” has the meaning set forth in Section 3.3(b)(i).

“Brazilian Reais” means the lawful currency of the Federative Republic of Brazil.

“Business Day” means any day of the year, other than a Saturday or Sunday, on which national banking institutions in the City of New York, New York and São Paulo, Brazil are open to the public for conducting business and are not required or authorized to be closed under applicable Law.

“CADE Approval” has the meaning set forth in Section 7.1(c).

“Cancelled Shares” has the meaning set forth in Section 3.1(a).

“Capitalization Date” has the meaning set forth in Section 4.4(a).

“Cashed-Out Option” has the meaning set forth in Section 3.2(a).

 “Certificates” has the meaning set forth in Section 3.3(b)(i).

“CICL” has the meaning set forth in the Recitals.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Adverse Recommendation Change” has the meaning set forth in Section 6.7.

“Company Apps” has the meaning set forth in Section 4.16(c).

“Company Disclosure Schedule” has the meaning set forth in Article IV.

“Company Employee” means any current or former officer or employee of the Company and/or its Subsidiaries.

“Company Notice” has the meaning set forth in Section 6.5(c).

“Company Option” means each option to purchase Shares granted under any Company Share Plan that is outstanding as of immediately prior to the Effective Time, and whether or not such option has become vested on or prior to the Effective Time in accordance with the terms thereof.

“Company Plan” has the meaning set forth in Section 4.11(a).

“Company Requisite Vote” has the meaning set forth in Section 4.2.

“Company Share Plans” means all plans under which equity-based or equity-linked awards have been or could be granted, including, but not limited to, the 2012 Share Plan of the Company, as may be amended from time to time.

“Company Termination Payment” means an amount equal to $1,800,000.

“Confidentiality Agreement” has the meaning set forth in Section 6.4(b).

“Contract” has the meaning set forth in Section 4.8(a).

“control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, status as managing member, sole member or general partner, by contract, or otherwise.

“Controlling Company” has the meaning specified in the definition of Subsidiary.

“Current Operating Assets” is calculated as set forth in Section 7.2(e) of the Company Disclosure Schedule.

“Current Operating Liabilities” is calculated as set forth in Section 7.2(e) of the Company Disclosure Schedule.

“Debenture Deed” means the Instrumento Particular de Escritura da Segunda (2ª) Emissão de Debêntures Simples, Não Conversáveis em Ações, em Série Única, da Espécie com Garantia Real, para Distribuição Pública com Esforços Restritos de Colocação, da NS2.com Internet S.A., dated March 19, 2015, as amended.

“Dissenter Rights” has the meaning set forth in Section 3.1(d).

“Dissenting Shareholder” has the meaning set forth in Section 3.1(d).

“Dissenting Shares” has the meaning set forth in Section 3.1(d).

“Effect” has the meaning set forth in the definition of Material Adverse Effect.

“Effective Time” has the meaning set forth in Section 2.3.

“Environmental Laws” means Laws regarding pollution or protection of the environment, including those relating to the release or threatened release of Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 3.3(a).

“Existing Policies” has the meaning set forth in Section 6.9(a).

“Financial Advisor” has the meaning set forth in Section 4.20.

 “Governmental Authority” means any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court (including an arbitral tribunal or arbitrator), commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof.

“Guaranteed Agreements” means each of (i) the Contrato De Abertura De Crédito Fixo nr. 191.400.413, between NS2.com Internet S.A. and Banco do Brasil S.A., dated August 20, 2014, as amended from time to time; and (ii) the Cédula de Crédito Bancário – Empréstimo – Capital de Giro nº 10407602, between NS2.com Internet S.A. and Banco Bradesco S.A., dated September 29, 2016, as amended from time to time.

“Hazardous Materials” means any substance defined as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar meaning, by any applicable Environmental Law.

 “IFRS” means International Financial Reporting Standards and interpretations thereof as established by the International Accounting Standards Board, as in effect as of the time of the relevant financial statements referred to herein.

“Indemnified Parties” has the meaning set forth in Section 6.9(a).

“Intellectual Property” means worldwide rights in all patents, inventions, processes, methods, know-how, trade secrets, copyrights, works of authorship trademarks, service marks, domain names, corporate and trade names, logos, social media identifiers, rights in software and codes, trade dress and the goodwill of the business symbolized thereby; any registrations, applications, divisions, continuations, continuations-in-part, re-examinations, re-issues, divisions, renewals, extensions and foreign counterparts related to any of the foregoing; and other intellectual property rights of any kind or nature.

“Interim Period” means the period from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VIII.

“Knowledge” means (i) with respect to the Company, the actual knowledge of any of the individuals listed in Section 1.1(a)(i) of the Company Disclosure Schedule, after due inquiry and (ii) with respect to Parent or Merger Sub means the actual knowledge of any of the individuals listed in Section 1.1(a)(ii) of the Parent Disclosure Schedule, after due inquiry.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, ordinance, code, rule, regulation or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority, including, for the avoidance of doubt, the SEC and the New York Stock Exchange.

“Leased Real Property” means all right, title and interest of the Company or a Subsidiary of the Company, as applicable, in and to all leases, subleases, licenses or other rights to use, occupy or access real property pursuant to real property agreements, including easements, rights of way or other similar real property agreements used or held for use by the Company in the conduct of the business of the Company.

“Liabilities” means any liabilities (whether known or unknown, asserted or unasserted, determined or undetermined, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, incurred or consequential or due or to become due).

“Liens” means any lien (statutory or other), pledge, charge, mortgage, deed of trust, hypothecation, encumbrance, creditor right, listing (arrolamento), fiduciary assignment (cessão fiduciária), fiduciary sale (alienação fiduciária), other charge or security interest, easement, servitude, pre-emptive right, right of first refusal, transfer restriction, adverse ownership claim or other similar encumbrance.

“Material Adverse Effect” means any (a) change, event, effect, or circumstance (“Effect”) that, individually or in the aggregate, would prevent or materially impair the ability of the Company to consummate, on or prior to the Termination Date, the Merger, or (b) Effect that, individually or in the aggregate, has resulted, or would reasonably be expected to result, in a material adverse effect on or with respect to the business, results of operations, assets, liabilities or financial condition of the Company and its Subsidiaries, taken as a whole, provided that in the case of the foregoing clauses (a) and (b), no Effects to the extent relating to, arising out of or in connection with or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in Brazil, Argentina, the Cayman Islands, the United States or any other jurisdiction in which the Company or its Subsidiaries operate or do business, including as a result of changes in geopolitical conditions and including any variations in foreign exchange rates, (ii) general changes or developments in the industries in which the Company or its Subsidiaries operate, (iii) changes or prospective or anticipated changes in any applicable Laws or regulations or IFRS, or any applicable accounting regulations or principles or interpretation or enforcement thereof, (iv) any hurricane, tornado, earthquake, flood, tsunami, natural disaster, pandemic, act of God or other comparable events or outbreak or escalation or worsening of hostilities or war (whether or not declared), military actions or any act of sabotage, terrorism, or national or international political or social conditions, (v) the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its Subsidiaries, (vi) any actions to which Parent has consented or agreed in writing pursuant to this Agreement or which the Company or any of its Subsidiaries has refrained from taking due to Parent not granting a consent or approval required under this Agreement, or any actions taken at the written request of Parent pursuant to this Agreement, (vii) any change in the price or trading volume of the Shares or the credit rating of the Company (it being agreed that the underlying cause of any such change described in this clause (vii) may be considered in determining whether or not a Material Adverse Effect has occurred), (viii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being agreed that the underlying cause of any such failure described in this clause (viii) may be considered in determining whether or not a Material Adverse Effect has occurred) or (ix) any litigation or claim threatened or initiated by shareholders of the Company or representatives thereof against the Company, any of its Subsidiaries or any of their respective officers or directors, in each case arising out of the execution of this Agreement or the transactions contemplated thereby; except in the cases of clauses (i) through (iv), to the extent that the Company and its Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its Subsidiaries operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contract” has the meaning set forth in Section 4.8(a).

“Maximum Amount” has the meaning set forth in Section 6.9(d).

“Memorandum and Articles of Association” has the meaning set forth in Section 4.1(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“Net Debt” is calculated as set forth in Section 7.2(e) of the Company Disclosure Schedule.

“Notice Period” has the meaning set forth in Section 6.5(c).

“Option Consideration” has the meaning set forth in Section 3.2(a).

“Outside Date” has the meaning set forth in Section 8.1(b).

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Schedule” has the meaning set forth in Article V.

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, would materially impair the ability of Parent or Merger Sub to consummate, on or prior to the Termination Date, the Merger.

“Party” and “Parties” have the meaning set forth in the Preamble.

“Paying Agent” has the meaning set forth in Section 3.3(a).

“Per Share Merger Consideration” means $2.00 per Share in cash, without interest.

“Permits” has the meaning set forth in Section 4.7(a).

“Permitted Liens” means (a) any Lien for Taxes not yet due or delinquent or due but being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with IFRS on the most recent financial statements included in the SEC Reports filed on or prior to the date of this Agreement; (b) construction, mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s and similar Liens, arising or incurred in the ordinary course of business; provided that the underlying obligations (i) are not yet due and payable or (ii) if due, are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with IFRS on the most recent financial statements included in the SEC Reports filed on or prior to the date of this Agreement; (c) with respect to real properties, (i) any zoning and other land use restrictions not violated by the current improvements or current use in any material respect, (ii) Liens imposed on the underlying fee interest in any Company leased real property and (iii) survey exceptions, utility easements, rights of way and similar agreements, easements, covenants,  reservations, restrictions and Liens typical for the applicable property type and locality; (d) Liens securing obligations under the Debenture Deed or Working Capital Facilities; and (e) Liens incurred in the ordinary course of business consistent with past practice in compliance with the provisions of Section 6.1 hereof since the date of the most recent balance sheet included in the Audited Financial Statements.

“Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act).

“Personal Information” has the meaning set forth in Section 4.17.

“Plan of Merger” has the meaning set forth in Section 2.3.

“Proceeding” has the meaning set forth in Section 6.9(a).

“Proxy Statement” has the meaning set forth in Section 4.19.

“Real Property Lease” has the meaning set forth in Section 4.14.

“Recommendation” has the meaning set forth in Section 4.2.

“Related Party” has the meaning set forth in the Pronunciamento Técnico CPC 5 do Comitê de Pronunciamentos Contábeis, approved at the Resolution No. 560/08 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM).

“Representatives” means, with respect to any Person, its directors, officers, employees, investment bankers, attorneys, accountants, agents and other advisors or representatives.

“SEC” has the meaning set forth in Section 4.6(a).

“SEC Reports” has the meaning set forth in Section 4.6(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Settlement Agreement” means the Termo de Ajuste de Conduta No. 01/2018, dated October 3, 2018, between NS2.com Internet S.A. and Ministério Público do Distrito Federal e Territórios in connection with the public proceeding No. 08190.044813/18-44.

“Share” has the meaning set forth in Section 3.1(a).

“Shareholder” means each holder of Shares of the Company.

“Shareholders Meeting” has the meaning set forth in Section 6.7.

“Subsidiary” of any Person (for purposes of this definition, the “Controlling Company”) means any other Person (i) of which a majority of the outstanding voting securities or other voting equity interests, or a majority of any other interests having the power to direct or cause the direction of the management and policies of such other Person, are owned, directly or indirectly, by the Controlling Company or (ii) with respect to which the Controlling Company or its Subsidiaries is a general partner or managing member.

“Subsidiary Shares” has the meaning set forth in Section 3.1(a).

“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (except that, for purposes of this definition, the references in the definition of Acquisition Proposal to “15% or more” shall be replaced by “50%”) that is determined in good faith by the Board of Directors of the Company, in consultation with an internationally recognized third party financial advisor and outside legal counsel, to be (A) reasonably capable of being consummated on a timely basis and (B) more favorable to the holders of Shares, from a financial point of view, than the Merger, taking into account any changes to the financial and other terms of this Agreement proposed by Parent to the Company pursuant to Section 6.5(c)and any other factors that the Board of Directors of the Company deems in good faith appropriate.

“Surviving Company” has the meaning set forth in Section 2.1.

“Tax Return” means all returns and reports (including any attached schedules) filed or required to be filed with a Tax authority, including any information return, statement, form, election, disclosure, claim for refund, amended return or declaration of estimated Tax.

“Taxes” means all federal, state, local or foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties or other like assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and whether imposed as a result of being or having been a member of any affiliated, consolidated, combined, unitary or similar group, as a transferee or successor, by operation of Law, by Contract or otherwise.

“Transaction Litigation” has the meaning set forth in Section 6.11.

“Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a material breach that is a consequence of an act or failure to act intentionally and willfully undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement.

“Working Capital Facilities” means any factoring and/or reverse factoring contractual arrangements related to the Company’s and/or its Subsidiaries’ trade accounts receivable or trade accounts payables, as the case may be, entered into from time to time.

1.2             Other Definitional and Interpretive Provisions

.

Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(i)               Exhibits; Schedules.  The Exhibits to this Agreement and the Company Disclosure Schedule and Parent Disclosure Schedule are hereby incorporated and made a part hereof and are an integral part of this Agreement.  The Company may, at its option, include in the Company Disclosure Schedule, and Parent may, at its option, include in the Parent Disclosure Schedule, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise.  Any matter set forth in any section of any Company Disclosure Schedule or any Parent Disclosure Schedule shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced, and also in all other sections of the Company Disclosure Schedule or Parent Disclosure Schedule, respectively, to which such matter’s application or relevance is reasonably apparent on its face.  Any capitalized terms used in any Exhibit, Company Disclosure Schedule or Parent Disclosure Schedule but not otherwise defined therein shall be defined as set forth in this Agreement.

(ii)             Certificates; Other Agreements.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.

(iii)           Calculation of Time Period.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(iv)            Dollars.  Any reference in this Agreement to dollars or $ shall mean U.S. dollars unless otherwise indicated. Any conversion of Brazilian Reais to U.S. dollars for purposes of this Agreement (including for purposes of calculating the applicable monetary thresholds set forth in Section 4.8 and Section 6.1(b)) shall be converted based on the foreign exchange rate (taxa de compra) informed by the Brazilian Central Bank (Banco Central do Brasil) through its electronic information system, on the date of the applicable determination or calculation.

(v)             Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(vi)            Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Article” or “Section” are to the corresponding Article or Section, respectively, of this Agreement unless otherwise specified.

(vii)          Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(viii)        Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(ix)            Or.  The word “or” is not exclusive, unless the context otherwise requires.

(x)             Will.  The word “will” shall be construed to have the same meaning as the word “shall”.

(xi)            To the Extent.  The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”.

(xii)          Time of Day.  All references herein as to any time of day shall be the time of day in New York, New York, unless otherwise expressly specified.

(xiii)        Contracts; Laws.  Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(xiv)         Reflected On or Set Forth In.  An item arising with respect to a specific representation or warranty shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such representation or warranty, if (A) there is a reserve, accrual or other similar item on such balance sheet or financial statements that specifically identifies the applicable amount related to, and the subject matter of, such representation, or (B) such item and the amount thereof is otherwise specifically identified on the balance sheet or financial statements.

Each of the Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Article II
THE MERGER

2.1             The Merger

.  Upon the terms and subject to the conditions set forth in this Agreement and the Plan of Merger, and in accordance with the CICL, at the Effective Time, Merger Sub shall be merged with and into the Company, and Merger Sub shall be struck off the register of companies in the Cayman Islands, such that the separate corporate existence of Merger Sub shall cease.  The Company shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”) and a wholly owned subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, property of every description including choses in action, and the business, undertakings, goodwill, benefits, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article III.  Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all rights, property of every description including choses in action, and the business, undertakings, goodwill, benefits, immunities, privileges, powers and franchises of each of the Company and Merger Sub, shall immediately vest in the Surviving Company, and the Surviving Company shall be liable for and subject, in the same manner as each of Merger Sub and the Company, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of Merger Sub and the Company.

2.2             Closing

.  Unless this Agreement shall have been terminated pursuant to Article VIII, and subject to satisfaction of the conditions set forth in Article VII (or, to the extent permitted by applicable Law, the written waiver thereof by the Party entitled to waive any such condition), the closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP in either New York, New York or São Paulo, Brazil (as determined by the Company with reasonable notice to Parent prior to the Closing), at 10:00 a.m., New York time, on the fifth Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement or at such other time and place as the Company and Parent may agree in writing.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

2.3             Effective Time

.  Subject to the provisions of this Agreement, at or prior to the Closing, the Company and Parent shall execute the plan of merger, substantially in the form attached hereto as Exhibit B (the “Plan of Merger”), and shall file, at the Closing, the Plan of Merger and other documents required under the CICL to effect the Merger with the Registrar of Companies of the Cayman Islands as provided by Section 233 of the CICL. The Plan of Merger shall specify that the Merger shall become effective upon the registration of the Plan of Merger by the Registrar of Companies of the Cayman Islands (or at such time thereafter as the Parties shall agree in accordance with the CICL) (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

2.4             Effects of the Merger

.  At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the CICL and the Plan of Merger.

2.5             Memorandum and Articles of Association

.  Immediately following the Effective Time, the memorandum and articles of association of the Company, in effect at the Effective Time, shall be amended and restated in their entirety substantially in the form attached hereto as Exhibit C, and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company, until thereafter amended or restated as provided therein and by applicable Law, in each case, subject to and consistent with, the obligations set forth in Section 6.9.

2.6             Directors and Officers

.

At or shortly after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become and constitute all of the directors of the Surviving Company, to serve in such capacity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law.  Each of the Parties shall take all necessary action to implement such change.

At or shortly after the Effective Time, the officers of the Merger Sub immediately prior to the Effective Time shall become and constitute all of the officers of the Surviving Company, to serve in such capacity until their respective successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum and articles of association of the Surviving Company and applicable Law. Each of the Parties shall take all necessary action to implement such change.

Article III
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

3.1             Effect on Capital Stock

.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

Merger Consideration.  Each common share of the Company, of a nominal value of $0.0033, issued and outstanding immediately prior to the Effective Time (each such common share, a “Share”), other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, and in each case not held on behalf of third parties, (ii) Shares owned by the Company, including Shares held in treasury by the Company, and in each case not held on behalf of third parties (the Shares referred to in the foregoing clauses (i) and (ii), collectively, the “Cancelled Shares”), (iii) Shares owned by any direct or indirect wholly owned Subsidiary of the Company (which Shares shall remain outstanding, except that the number of such Shares owned by such Subsidiaries may be adjusted following the Merger to maintain relative ownership percentages) (the Shares referred to in this clause (iii), the “Subsidiary Shares”) and (iv) subject to Section 3.1(d), the Dissenting Shares, shall be converted into the right to receive the Per Share Merger Consideration.  At the Effective Time, all of the Shares that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 3.1(a) shall no longer be outstanding, shall be surrendered and cancelled automatically and shall cease to exist, and each former holder of Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Shares, except for the right to receive the Per Share Merger Consideration to be paid in consideration therefor in accordance with this Article III.

Cancellation of Cancelled Shares.  At the Effective Time, each Cancelled Share shall cease to be outstanding, be surrendered and cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist.

Capital Stock of Merger Sub.  Each ordinary share, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one (1) validly issued, fully paid and non-assessable ordinary share, par value $0.01 per share, of the Surviving Company and shall constitute the only issued and outstanding share capital of the Surviving Company except for the Subsidiary Shares, if any, which shall remain issued and outstanding, and the register of members of the Surviving Company shall forthwith be updated to reflect such conversion.

Statutory Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, any Shares that are issued and outstanding immediately prior to the Effective Time and are held by a holder of Shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (“Dissenter Rights”) pursuant to Section 238 of the CICL (collectively, the “Dissenting Shares”) shall be surrendered and cancelled and cease to exist at the Effective Time, but shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration, and each such Dissenting Shareholder shall be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the CICL. If any Dissenting Shareholder failed to perfect or prosecute or shall have otherwise waived, effectively withdrawn or lost his or her rights thereunder, then as of the later of the Effective Time, the occurrence of such event or a court of competent jurisdiction determining that such holder is not entitled to the relief provided by Section 238 of the CICL, the Dissenting Shareholder shall, in respect of its Dissenting Shares surrendered and cancelled at the Effective Time, be entitled to receive the Per Share Merger Consideration (without any interest thereon), pursuant to this Section 3.1. The Company shall give Parent (i) prompt notice of any written notice of exercise of Dissenter Rights, attempted withdrawals of such Dissenter Rights, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders' exercise of Dissenter Rights and (ii) the opportunity to direct all negotiations and proceedings with respect to the exercise of Dissenter Rights under the CICL. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise of  Dissenter Rights, offer to settle or settle any such Dissenter Rights or approve any withdrawal of any such Dissenter Rights.

3.2             Treatment of Company Options

Company Options. Upon the terms and subject to the conditions set forth in this Agreement, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, with a per share exercise price less than the Per Share Merger Consideration (each, a “Cashed-Out Option”), shall automatically and without any action on the part of the holders thereof, be converted into the right to receive an amount in cash equal to (i) the Per Share Merger Consideration less (ii) the exercise price of such Cashed-Out Option, multiplied by the number of Shares underlying such Cashed-Out Option (the “Option Consideration”).  As promptly as reasonably practicable following the Closing Date, but in no event later than the fifth Business Day immediately after the Effective Time, the Surviving Company shall pay (or cause to be paid on its behalf) to each holder of a Cashed-Out Option, through the applicable entity’s payroll system, the aggregate Option Consideration (without interest) payable to such holder of a Cashed-Out Option pursuant to this Section 3.2(a). Such cash consideration shall be rounded down to the nearest cent, and the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company) shall be entitled to deduct and withhold from such cash consideration all amounts required to be deducted and withheld under applicable Laws. To the extent that amounts are so withheld by the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Cashed-Out Options with respect to whom such amounts were withheld by the Surviving Company (or such Person(s) making payment on behalf of the Surviving Company). Each Company Option outstanding and unexercised immediately prior to the Effective Time with a per share exercise price greater than or equal to the Per Share Merger Consideration shall automatically be cancelled as of the Effective Time without any consideration payable in respect thereof.

Corporate Actions.  At or prior to the Effective Time, the Company, the Board of Directors and the compensation committee of the Board of Directors, as applicable, shall adopt any resolutions and use reasonable best efforts to take any actions which are necessary to effectuate the provisions of this Section 3.2.

3.3             Surrender of Shares

Paying Agent.  Prior to the Effective Time, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with a paying agent selected by Parent (which agreement and paying agent shall be subject to the Company’s prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed, it being agreed by the parties that Computershare Trust Company, N.A., The Bank of New York Mellon, HSBC or Deutsche Bank shall not require the Company’s prior written approval), to act as agent for the shareholders of the Company in connection with the Merger (the “Paying Agent”) to receive payment of the aggregate Per Share Merger Consideration to which the shareholders of the Company shall become entitled pursuant to this Article III (or, with respect to payments under Section 3.1(d), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).  Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, a cash amount in U.S. dollars in immediately available funds sufficient in the aggregate to provide all funds necessary for the Paying Agent to pay the aggregate Per Share Merger Consideration in exchange for all of the Shares outstanding immediately prior to the Effective Time (other than the Cancelled Shares, Subsidiary Shares and Dissenting Shares) (such cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Shares that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 3.1(a).  The Paying Agent shall invest the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, a division of The McGraw-Hill Companies, Inc., respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months.  To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Per Share Merger Consideration as contemplated hereby, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments.  Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Article IIIshall be promptly returned to Parent or the Surviving Company, as requested by Parent.  The funds deposited with the Paying Agent pursuant to this Section 3.3(a)shall not be used for any purpose other than as contemplated by this Section 3.3(a).

Exchange Procedures.

(i)               Transmittal Materials.  Promptly after the Effective Time (and in any event within two (2) Business Days thereafter), the Surviving Company shall cause the Paying Agent to mail or otherwise provide to each former holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding Shares, if any (“Certificates”), and each former holder of record of Shares held in book-entry form as recorded in the register of members of the Company (“Book-Entry Shares”) (other than holders of Cancelled Shares, Subsidiary Shares and Dissenting Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by Parent and the Company prior to the Closing, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent or, with respect to Book-Entry Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Paying Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may agree prior to the Closing, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares, as applicable, in exchange for the Per Share Merger Consideration.

(ii)             Certificates. Upon surrender of one or more Certificates to the Paying Agent, in accordance with the terms of such transmittal materials and instructions as contemplated in Section 3.3(b)(i) above, the holder of record of such Certificate(s) shall be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in U.S. dollars in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Certificate(s) by (B) the Per Share Merger Consideration, and the Certificate(s) so surrendered shall immediately be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii)           Book-Entry Shares.  Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares will not be required to deliver a Certificate to the Paying Agent or the Surviving Company in order to receive the Per Share Merger Consideration that such holder is entitled to receive as a result of the Merger. In lieu thereof, each holder of record of one or more Book-Entry Shares (other than Cancelled Shares, Subsidiary Shares and Dissenting Shares) shall upon receipt by the Paying Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Shares shall be deemed to have surrendered such Shares upon receipt by the Paying Agent of such “agent’s message” or such other evidence, if any, as the Paying Agent may reasonably request) be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time, a cash amount in U.S. dollars in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 3.3(f)) equal to the product obtained by multiplying (A) the number of Shares represented by such Book-Entry Shares by (B) the Per Share Merger Consideration, and the Book-Entry Shares so surrendered shall immediately be cancelled.  No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Shares.

(iv)            Unrecorded Transfers; Other Payments.  In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates or Book-Entry Shares, as applicable, is registered, a check for any cash to be exchanged upon due surrender of the Certificates or Book-Entry Shares, as applicable, may be issued to such transferee or other Person if the Certificates or Book-Entry Shares, as applicable, formerly representing such Shares are properly presented to the Paying Agent accompanied by all reasonable documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v)             Until surrendered as contemplated by this Section 3.3(b), each Certificate and Book-Entry Share (other than Cancelled Shares, Subsidiary Shares and Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration as contemplated by this Article III.  Except as otherwise provided herein, the Surviving Company shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Shares for twelve (12) months after the Effective Time shall be delivered to the Surviving Company upon demand.  Any holder of Certificates or Book-Entry Shares (other than Cancelled Shares, Subsidiary Shares and Dissenting Shares) who has not theretofore complied with this Article III shall thereafter be entitled to look only to the Surviving Company for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.3(f)) upon delivery of evidence of Certificates or Book-Entry Shares reasonably acceptable to the Surviving Company, without any interest thereon in accordance with the provisions set forth in Section 3.3(b), and the Surviving Company shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable upon due surrender of its Certificates or Book-Entry Shares.  Notwithstanding the foregoing, none of the Surviving Company, Parent, the Company, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.  Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

Transfers.  From and after the Effective Time, the register of members of the Company shall be closed, and there shall be no transfers on the register of members of the Surviving Company of the Shares that were outstanding immediately prior to the Effective Time.  From and after the Effective Time, the holders of Shares immediately prior to the Effective Time shall cease to have any rights with respect to such Shares (other than the right to receive the Per Share Merger Consideration attributable to such Shares or, in respect of Dissenting Shareholders, the fair value of such Dissenting Shares, as the case may be, in accordance with the terms of this Agreement and the CICL), except as otherwise provided herein. If, after the Effective Time, any evidence of a Certificate or Book-Entry Share is presented, and acceptable, to the Surviving Company, Parent or the Paying Agent for transfer, subject to compliance with the procedures set forth in this Article III, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article III.  The Per Share Merger Consideration paid upon the surrender of Certificates or receipt by the Paying Agent of an “agent’s message” in the case of Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares, as applicable.

Lost Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.3(f)) equal to the amount the holder of such Certificate is entitled as set forth in Section 3.3(b)(ii).

Withholding Rights. Each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Options such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law.  To the extent that amounts are so deducted or withheld by the Paying Agent, Parent or the Surviving Company, as the case may be, such deducted or withheld amounts (i) shall be remitted by the Paying Agent, Parent or the Surviving Company, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Options, as the case may be, in respect of which such deduction and withholding was made by the Paying Agent, Parent or the Surviving Company, as the case may be.

3.4             Adjustments

.  Notwithstanding anything to the contrary herein, in the event that the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Shares or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be adjusted to provide to Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 3.4 shall be construed to permit the Company, any Subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

3.5             Agreement of Fair Value

.  Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the CICL.

Article IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the SEC Reports filed with, or furnished to, the SEC on or after March 29, 2018 and prior to the date of this Agreement (excluding any disclosures set forth in the SEC Reports (A) under the captions “Risk Factors” or “Forward-Looking Statements”, (B) in any other section relating to forward-looking statements and (C) otherwise to the extent they are cautionary, predictive or forward-looking in nature) (provided that in no event shall any disclosure in such SEC Reports qualify or limit the representations and warranties in Section 4.1, Section 4.2, Section 4.3 or Section 4.4) or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in this Agreement to which it corresponds in number and each other representation and warranty set forth in this Article IV solely to the extent that it is reasonably apparent on its face that such information is relevant to any such other representation and warranty), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1             Organization, Standing and Power

.

The Company is an exempted company duly incorporated with limited liability, validly existing and in good standing under the Laws of the Cayman Islands.  The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the memorandum and articles of association of the Company (the “Memorandum and Articles of Association”), in each such case, as currently in effect as of the date hereof.  The Memorandum and Articles of Association are in full force and effect.

4.2             Authorization

.  The Company has all requisite corporate power and authority, and has taken all corporate action necessary, to execute and deliver this Agreement, the Plan of Merger and all documents to be entered into in connection with the Merger, to perform its obligations hereunder and thereunder and to consummate the Merger and the other transactions contemplated hereby and thereby, subject only to the affirmative vote (in person or by proxy) of the holders of two-thirds (2/3) of all of the outstanding Shares entitled to vote thereon present in person or by proxy at the Shareholders Meeting, or any adjournment or postponement thereof, to approve this Agreement (the “Company Requisite Vote”), the Plan of Merger  and the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the CICL.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing (the “Bankruptcy and Equity Exception”).  The Board of Directors, at a duly called and held meeting, has (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s shareholders, (ii) approved and adopted this Agreement and the Plan of Merger, subject to the terms of this Agreement, (iii) resolved to recommend that the shareholders of the Company vote in favor of the approval of this Agreement, the Plan of Merger and the Merger (the “Recommendation”) and (iv) directed that this Agreement, the Plan of Merger and the Merger be submitted to the shareholders of the Company for their approval.  The only vote of the shareholders of the Company required to approve this Agreement, the Plan of Merger and the transactions contemplated hereby is the Company Requisite Vote.

4.3             No Conflicts; Governmental Approvals

.

The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) breach or violate the Memorandum and Articles of Association, or other organizational documents or shareholders agreements of the Company or any of its Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.3(b) have been obtained, all filings described in such clause have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its Subsidiaries or by which its or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any property or asset of the Company or its Subsidiaries pursuant to, any Contract or obligation to which the Company or its Subsidiaries are a party or by which any of their respective properties or assets are bound, except, in the case of the foregoing clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect or which would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

The execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) compliance with the applicable requirements of the Exchange Act and state securities, takeover and “blue sky” laws, (ii) compliance with the applicable requirements of the New York Stock Exchange, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, (iv) the approval of the Merger by the Brazilian antitrust authorities and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to (A) prevent or materially delay the consummation of the transactions contemplated by this Agreement by the Company or (B) have, individually or in the aggregate, a Material Adverse Effect.

4.4             Capitalization

.

The authorized share capital of the Company consists of 92,500,000 Shares. As of April 26, 2019 (the “Capitalization Date”), (i) 31,056,244 Shares are issued, fully paid and outstanding and (ii) 1,121,315 Shares are reserved for future issuance upon exercise of all outstanding Company Options. From the close of business on the Capitalization Date until the date of this Agreement, no Company Options have been granted and no Shares have been issued except for Shares issued pursuant to the exercise of outstanding Company Options.  Section 4.4(a) of the Company Disclosure Schedule sets forth a complete and accurate list, on a holder-by-holder basis, of all the Company Options issued and outstanding as of the date hereof, the vesting schedule and the exercise price of each such Company Option.

Except as set forth in Section 4.4(a), as of the date of this Agreement, (i) there are no issued and outstanding or authorized (A) shares or other voting securities of the Company, (B) securities of the Company convertible into, denominated in, or exchangeable for shares or other voting securities of the Company or (C) options, warrants, calls, phantom shares or other rights to acquire from the Company, or obligations of the Company to issue or sell, any shares, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any shares or voting securities of the Company and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Shares.  All outstanding Shares, and all Shares reserved for issuance as noted in Section 4.4(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of pre-emptive rights.  Each of the outstanding shares of each of the Company’s Subsidiaries that is a company is duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by the Company or a Subsidiary of the Company and are owned free and clear of all Liens, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except where any such failure to own any such shares free and clear would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

The registration of foreign direct investment of NS2.com Internet S.A. is correct and complete, reflecting an amount of R$1,254,032,433, and is properly recorded and evidenced by all required documentation under applicable laws and regulations, including corporate documents and foreign exchange agreements.

4.5             Subsidiaries

.  Section 4.5 of the Company Disclosure Schedule sets forth (i) each of the Company’s Subsidiaries (all of which are wholly-owned by the Company or one of the Company’s Subsidiaries), and (ii) the jurisdiction of organization of each such Subsidiary.  Other than as set forth in Section 4.5 of the Company Disclosure Schedule, there are no other entities in which the Company controls or owns, of record or beneficially, any direct or indirect equity or other interest or right (contingent or otherwise) to acquire the same.  Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization.  Each such Subsidiary has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, except in each case where the failure to be so qualified or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

4.6             SEC Filings; Financial Statements; Undisclosed Liabilities

.

The Company has timely filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished by it with the U.S. Securities and Exchange Commission (the “SEC”) since April 12, 2017 (the “Applicable Date”) (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “SEC Reports”).  As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing.  As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the SEC Reports or registration statements filed by the Company pursuant to the Securities Act so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such SEC Reports has been amended or superseded by a later SEC Report filed prior to the date of this Agreement.  Since the Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.  None of the Company’s Subsidiaries is, or at any time since the Applicable Date has been, required to file any forms, reports, statements or other documents with the SEC.

The audited consolidated financial statements of the Company and its Subsidiaries (including all notes thereto) that have been provided by the Company to Parent (the “Audited Financial Statements”), which Audited Financial Statements will be included in the Company’s Annual Report on Form 20-F as of, and for the fiscal year ended, December 31, 2018 to be filed with the SEC on or before April 30, 2019, have been prepared from, and in accordance with, the books and records of the Company and its Subsidiaries, have been prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and shareholders’ equity for the periods indicated, and are accompanied by an unqualified opinion of the Company’s independent accounting firm.

The Company maintains disclosure controls and procedures as required by Rule 13a-15 of the Exchange Act.  Other than as set forth in Section 4.6(c) of the Company Disclosure Schedule, such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure.  The Company and its Subsidiaries maintain their books and records in a manner intended to fairly reflect their transactions and dispositions of assets, and the Company maintains a system of internal controls and procedures designed to provide reasonable assurances that: (i) transactions are executed in accordance with management’s authorizations; (ii) transactions are recorded as necessary to permit preparation of periodic financial statements in accordance with IFRS; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s authorizations and to maintain accountability of corporate assets; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the Applicable Date, the Company’s principal executive officer and principal financial officer have disclosed, based on their evaluation of the Company’s internal control over financial reporting, to the Company’s outside auditors and the Audit Committee of the Board of Directors any instances identified by them or of which they have been made aware of (A) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, which disclosure to the extent made prior to the date of this Agreement has been made available to Parent prior to the date of this Agreement.  Except as disclosed in the Company’s Annual Report on Form 20-F as of, for the fiscal year ended, December 31, 2017 filed with the SEC, there are no other significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting, and the Company has used reasonable best efforts to remediate and respond to the significant deficiencies and material weaknesses identified in such Annual Report.  Since the Applicable Date, any material change in internal control over financial reporting required to be disclosed in any SEC Reports has been so disclosed.

Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the Exchange Act and Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the SEC Reports, and the statements contained in such certifications are in accordance with the requirements set forth in such regulations, as applicable.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.  Since the Applicable Date, neither the Company nor any of its Subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

As of the date of this Agreement, there are no outstanding unresolved comments from any comment letters received by the Company from the SEC relating to reports, statements, schedules, registration statements or other filings filed or furnished by the Company with the SEC.  To the Knowledge of the Company, as of the date of this Agreement, none of the SEC Reports is the subject of any ongoing review by the SEC.  The Company has made available to Parent true and complete copies of all written comment letters from the staff of the SEC received since the Applicable Date through the date of this Agreement relating to the SEC Reports and all written responses of the Company thereto through the date of this Agreement. As of the date of this Agreement, none of the SEC Reports is the subject of any confidential treatment request by the Company.

Since the Applicable Date through the date of this Agreement, to the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or other representative of the Company or any Subsidiary has received in writing (including email) or through other reporting systems, such as whistleblower phone lines, or otherwise obtained knowledge of, any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after the Applicable Date, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company any evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after the Applicable Date, by the Company or any of its officers, directors, employees or agents.

Except (i) as disclosed, reflected, accrued or reserved against in the Audited Financial Statements; (ii) for liabilities or obligations incurred in the ordinary course of business since December 31, 2018; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement; and (iv) for liabilities or obligations permitted by this Agreement or incurred in connection with this Agreement or the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether accrued, absolute, determined or contingent, other than those which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

4.7             Compliance With Laws; Permits

.

The Company and its Subsidiaries are not, and since the Applicable Date have not been, in breach, default or violation of any Law applicable to the Company or any of its Subsidiaries or by which any of their respective shares, securities, equity interests, properties or assets are bound or affected, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received any notice or communication in writing of any material non-compliance with any material applicable Laws that has not been cured. The Company and its Subsidiaries have all permits, licenses, authorizations, exemptions, orders, consents, grants, easements, variances, exceptions, certificates, approvals and franchises from Governmental Authorities required to conduct their respective businesses and own, lease, operate and use their respective properties as being conducted as of the date hereof and as of the Effective Time (“Permits”), except for any such Permits the absence of which would not reasonably be expected to be, individually and in the aggregate, material to the Company and its Subsidiaries, taken as a whole, and the Company and its Subsidiaries are in compliance with the terms of such Permits in all material respects.

During the past five (5) years, none of the Company or any of its Subsidiaries, any director, officer or, to the Knowledge of the Company, employee or agent of the Company or any of its Subsidiaries, or other Person acting on behalf of any of the foregoing, is or has been in breach, default or violation, in any material respect, of any applicable provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78dd-1 et seq.), the Anti-Corruption Law of Brazil (Law No. 12,846/2013) or any other similar applicable foreign or domestic Law to which the Company or its Subsidiaries are subject that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”), any applicable anti-money laundering Laws or any applicable Sanctions. None of the Company or any of its Subsidiaries or any of their respective Affiliates, directors, officers, or, to the Knowledge of the Company, its other Representatives (in each case acting on the Company’s or any of its Subsidiaries’ behalf and in their capacities as such) has directly or indirectly (i) used any corporate funds to make or provide any unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) offered, promised, paid or delivered any fee, commission or other sum of money or item of value, however characterized, to any finder, agent or other party acting on behalf of or under the auspices of a governmental or political employee or official or governmental or political entity, political agency, department, enterprise or instrumentality that was illegal under any Anti-Corruption Laws, (iii) made any payment to any customer or supplier, or to any officer, director, partner, employee or agent of any such customer or supplier, for the unlawful sharing of fees to any such customer or supplier or any such officer, director, partner, employee or agent for the unlawful rebating of charges, (iv) engaged in any other unlawful reciprocal practice, or made any other unlawful payment or given any other unlawful consideration to any such customer or supplier or any such officer, director, partner, employee or agent or (v) paid, offered or promised to make or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature, or receive any unlawful kickback or bribe. The Company and its Subsidiaries have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws.

None of the Company, its Subsidiaries or any director, officer or, to the Knowledge of the Company, employee of the Company or its Subsidiaries is, or is owned or controlled by, a Person that is the target of any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, or Her Majesty’s Treasury of the United Kingdom, or other relevant sanctions authority (collectively, “Sanctions”), or engages in any dealings or transactions with any such person to the extent prohibited by applicable Sanctions.  None of the Company, its Subsidiaries or any director, officer or, to the Knowledge of the Company, employee of the Company or its Subsidiaries is located, organized or resident in a country or territory that is the subject or target of Sanctions (which, as of the date hereof, includes Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine).

Since the Applicable Date, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, none of the Company or any of its Subsidiaries has received written notice that it is the subject of any bribery, improper contribution or anti-kickback investigation by any Governmental Authority and, to the Company’s knowledge, no such investigation is pending or threatened.

4.8             Material Contracts

Except (1) for this Agreement, and (2) as set forth in Section 4.8 of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any binding note, bond, mortgage, indenture, contract, agreement, lease, license or other binding instrument or arrangement, whether written or oral, (each, a “Contract”) of the following type:

(i)               any Contract or series of Contracts with a supplier or vendor pursuant to which the Company and/or its Subsidiaries acquired goods that generated gross revenues in excess of $30,000,000 in the fiscal year ended December 31, 2018 (such supplier or vendor, a “Key Supplier”);

(ii)             any Contract providing for the sale by the Company and/or its Subsidiaries of a good and/or service of more than $30,000,000 in any 12 month period;

(iii)           any Contract providing for the purchase by the Company and/or its Subsidiaries of a good and/or service from third party vendors or suppliers of more than $30,000,000 in each such case during the Company’s fiscal year ended December 31, 2018 that is not terminable without material penalty on 90 days or shorter notice by the Company or any of its Subsidiaries;

(iv)            any Contract granting the Company or any of its Subsidiaries the right to use or occupy any Leased Real Property;

(v)             any Contract that contains covenants binding upon the Company or any of its Subsidiaries that restrict the ability of the Company or any of its Subsidiaries or any of their respective Affiliates to engage in any business activity or compete in any business or with any Person or in any geographic area;

(vi)            any Contract that obligates the Company or any of its Subsidiaries to conduct business with any third party on a preferential or exclusive basis or which contains “most favored nation” or similar covenants;

(vii)          any Contract that contains any provision that requires the purchase of all (or substantially all) of the Company’s or any of its Subsidiaries’ requirements for a given product or service from a given third party, which product or service is material to the Company and its Subsidiaries, taken as a whole;

(viii)        any Contract that grants any right of first refusal, right of first offer or similar right with respect to any assets or business of the Company or any of its Subsidiaries;

(ix)            any joint venture, partnership or other similar Contract relating to the formation, creation, operation, management or control of any partnership or joint venture (other than any such Contract with respect to any partnership or joint venture that is wholly owned by the Company or any of its Subsidiaries);

(x)             any indenture, credit agreement, loan agreement, security agreement, guarantee, bond or similar Contract pursuant to which any funded indebtedness of the Company or any of its Subsidiaries, in each case in excess of $3,000,000, is outstanding (other than any such Contract between or among any of the Company and any of its Subsidiaries);

(xi)            any indenture, credit agreement, loan agreement, security agreement, guarantee, bond or similar Contract that provides for or contains any cross-default, cross-acceleration or similar covenants;

(xii)          any Contract that expressly prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries or expressly prohibits the pledging of the capital stock of the Company or any of its Subsidiaries;

(xiii)        any Contract with respect to any acquisition and divestiture pursuant to which the Company or any of its Subsidiaries has “earn-out” or other deferred payment obligations, in each case, that would reasonably be expected to result in payments in excess of $3,000,000;

(xiv)         any Contract between the Company or any of its Subsidiaries, on the one hand, and any director or officer of the Company or any of its Subsidiaries or any Person beneficially owning five percent (5%) or more of the outstanding Shares, on the other hand, and any Contracts entered into on arm’s length terms in the ordinary course of business;

(xv)          any Contract where the Company or any of its Subsidiaries grants or receives rights in or to Intellectual Property that is material to the Company and its Subsidiaries, taken as a whole, excluding (A) commercially available, non-exclusive licenses or services agreements and (B) non-exclusive licenses granted by the Company and its Subsidiaries to customers in the ordinary course of business;

(xvi)         any Contract with a Key Supplier containing any change of control restriction or prohibition or containing a requirement on the Company or any of its Subsidiaries to obtain the consent of, or that entitles the counterparty to terminate or amend the terms of, the Contract in connection with, a change of control of the Company; and

(xvii)       any Contract required to be filed as an exhibit to the SEC Reports.

Each Contract described in the foregoing clauses (i)-(xvii), whether or not set forth in Section 4.8 of the Company Disclosure Schedule or listed in any “Exhibit Index” of any SEC Report, is referred to herein as a “Material Contract”).

 The Company has made available to Parent correct and complete copies of each Material Contract (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder through the date hereof). Each of the Material Contracts is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. Except as would not reasonably be expected to be material to the Company and its Company Subsidiaries, taken as a whole, (A) the Company or a Subsidiary and, to the Knowledge of the Company, each of the other parties thereto, are not in material breach of, default or material violation under, or has provided or received any written notice of any intention to terminate any of such Material Contracts and (B) no event has occurred that with notice or lapse of time, or both, would constitute such a material breach, default or material violation and neither the Company nor any of its Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Material Contract.

4.9             Absence of Certain Changes

Since December 31, 2018 through the date of this Agreement, except for events giving rise to, or contemplated by, this Agreement, (i) the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and in a manner consistent with past practice, and (ii) the Company and its Subsidiaries have not taken any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Section 6.1(b)(i), Section 6.1(b)(ii), Section 6.1(b)(vii), Section 6.1(b)(x) or Section 6.1(b)(xiii).

Since December 31, 2018, there has not occurred any Effect that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

4.10          Legal Proceedings

.   There are no investigations, audits, assessments, suits, claims, actions, proceedings, or arbitrations (each, an “Action”) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, other than any such Action that would not reasonably be expected to (a) result in payments in excess of $3,000,000, or (b) be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  Except as set forth in Section 4.10 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries or any of their respective material properties is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  The Company and its Subsidiaries are, and have been, at all times in compliance with the terms and the requirements of the Settlement Agreement.

4.11          Employee Benefit Matters

Section 4.11(a) of the Company Disclosure Schedule sets forth a complete and accurate list of each Company Plan. As used in this Agreement, the term “Company Plan” means each employee benefit or compensation plan, scheme, program, policy, practice, contract, agreement, arrangement including, but not limited to, each stock purchase, stock option, severance, employment, change-of-control, bonus, incentive, deferred compensation, retention, vacation, insurance or other obligation that, in each case, is sponsored, maintained or contributed to by, or required to be contributed to by, the Company and any of its Subsidiaries for Company Employees, directors or individual consultants, including any Company Share Plans, but excluding in each case any plans, programs or arrangements that are maintained or operated by any Governmental Authority.

With respect to each Company Plan, the Company has made available to Parent, to the extent applicable, accurate and complete copies of (i) the Company Plan document, including any amendments thereto, (ii) a written description of such Company Plan if such plan is not set forth in a written document, and (iii) the most recently prepared actuarial report.

(i) Each of the Company Plans, and the administration thereof, is, and has been, in material compliance with its terms and the requirements provided by applicable Laws, (ii) there is no claim or proceeding pending or, to the Knowledge of the Company, threatened (other than routine claims and appeals for benefits by participants), involving any Company Plans, and (iii) all contributions or other amounts payable by the Company  and its Subsidiaries with respect to each Company Plan in respect of current or prior plan years have been made in accordance with applicable accounting principles.

Each Company Plan that is intended to be qualified or exempted under applicable Laws is so qualified or exempted and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or tax exemption of any such Company Plan.  Neither the Company nor any of its Subsidiaries has engaged in a transaction in respect of any Company Plan in connection with which the Company or any of its Subsidiaries reasonably would be subject to a civil penalty or tax for breach of fiduciary or other obligations in an amount that would be material to the Company and its Subsidiaries, taken as a whole.

None of the Company Plans is subject to the U.S. Employee Retirement Income Security Act of 1974, as amended. Except as set forth in Section 4.11(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors, maintains or contributes to, or has any obligation to contribute to, and has no liability (contingent or otherwise) in respect of, any defined benefit pension plan. None of the Company nor any entity that is or was treated as a single employer under Section 414(b), (c), (m) or (o) of the Code sponsors, maintains or contributes to, or has any obligation to contribute to, and has no liability (contingent or otherwise) in respect of, any employee benefit plan subject to Section 412 of the Code or Title IV of ERISA.  No Company Plan provides medical or death benefits to Company Employees beyond termination of employment, except as required by applicable Law.

Except as set forth in Section 4.11(f) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Merger, either alone or in combination with another event, would (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any Company Employee, (ii) increase any benefits otherwise payable under any Company Plan, or (iii) result in the acceleration of the time of payment, funding or vesting of any compensation due to any such Company Employees.

4.12          Labor

(a)             Except as set forth in Section 4.12(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any labor agreement, union contract or collective bargaining agreement, and there are no labor unions, works councils or other organizations representing any Company Employee other than omnibus agreements (convenções coletivas) covering substantially all employees in a jurisdiction pursuant to the Laws or customary practice of that jurisdiction respecting employees.  As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries.

(b)            Each of the Company and its Subsidiaries is in compliance with all applicable Laws respecting labor, employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health, except when the failure to comply with any such Laws would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.13          Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all insurance policies of the Company and its Subsidiaries (a) are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its Subsidiaries operate and (b) all premiums due with respect to such material insurance policies have been paid in accordance with the terms thereof.

4.14          Real Property

.  Section 4.14 of the Company Disclosure Schedule sets forth a complete and accurate list of all leases, subleases, licenses and other similar real property agreements (together with any amendments or modifications thereto) granting a right to use, occupy or access the Leased Real Property (each a “Real Property Lease”) pursuant to which the Company or a Subsidiary of the Company, as applicable, is party as of the date of this Agreement.  The Company has made available to Parent true, complete and accurate copies of each Real Property Lease, together with any amendments thereto through the date hereof.  Except as would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, each Real Property Lease is a valid and binding obligation of the Company or a Subsidiary of the Company, as applicable, and, to the Knowledge of the Company, the other party thereto, enforceable in accordance with its terms (subject to proper authorization and execution of such Real Property Lease by the other party thereto and subject to the Bankruptcy and Equity Exception).  Except as would not be or reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole, (a) each of the Real Property Leases is valid, binding and in full force and effect as against the Company or any Subsidiary and, to the Knowledge of the Company, as against the other party thereto, (b) neither the Company nor any Subsidiary is and, to the Knowledge of the Company, no other party is in breach or violation of, or default under, any of the Real Property Leases and neither the Company nor any Subsidiary has taken or failed to take any action which, with notice, lapse of time, or both, would constitute a default and (c) neither the Company nor any Subsidiary has received or given any claim of default under any such agreement which remains uncured.  Except (i) as disclosed in Section 4.14of the Company Disclosure Schedule, (ii) for those which are a Permitted Lien and/or (iii) for agreements, leases and subleases entered into in the ordinary course of business, (x) there are no written or oral subleases, concessions or other contracts granting to any Person other than the Company or a Subsidiary of the Company the right to use or occupy any Leased Real Property and (y) there are no outstanding options or rights of first refusal to purchase all or a portion of such Leased Real Property. The Company and its Subsidiaries do not own any material real property.

4.15          Tax Matters

Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

The Company and each of its Subsidiaries (i) have timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) have paid all Taxes due and payable by any of them (whether or not shown as due on such filed Tax Returns); and (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.  Neither the Company nor any of its Subsidiaries has any Tax liability for which an adequate Tax reserve has not been established on the Audited Financial Statements of the Company and its Subsidiaries.

All Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any Person have been deducted, withheld and timely paid to the appropriate Governmental Authority.

No deficiency or proposed adjustment which has not been paid or resolved for any amount of Tax has been asserted or assessed in writing by any Governmental Authority against the Company or any of its Subsidiaries.

No Tax audits, examinations, investigations or other proceedings with respect to any Tax liability of the Company or any of its Subsidiaries are currently pending, and no such audit, examination, investigation or other proceeding against the Company or any of its Subsidiaries has been threatened in writing.

There are no Liens on any of the assets of the Company or any Subsidiary that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Liens.

Neither the Company nor any of its Subsidiaries (i) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts not primarily related to Tax or any agreement among or between only the Company and/or any of its Subsidiaries), (ii) has any liability for Taxes of any other Person as a transferee or successor, (iii) is or has been a member of any consolidated, combined, unitary or similar Tax group (other than a group the members of which are solely the Company and its Subsidiaries) or (iv) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two-year period ending on the date of this Agreement.

No written claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

Neither the Company nor any of its Subsidiaries has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

Neither the Company nor any of its Subsidiaries has executed any closing agreement or any other binding written agreement with any Tax authority or has received or applied for any ruling from any Tax authority that has continuing legal effect on the Company or any Subsidiary.

4.16          Intellectual Property

Section 4.16(a)(i) of the Company Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) registered trademarks and pending applications for registration of trademarks, (iii) registered copyrights and pending applications for registration of copyrights, and (iv) registered internet domain names, in each case that are owned by the Company or its Subsidiaries (the “Company Registered IP”).  The Company Registered IP: (x) is valid, subsisting and in full force and effect and, to the Company’s Knowledge, enforceable; and (y) has not been canceled, abandoned, expired, or otherwise terminated.  Except as set forth in Section 4.16(a)(ii) of the Company Disclosure Schedule, no action is pending, or to the Company’s Knowledge threatened, challenging the validity, enforceability, registration, ownership or use of any of the Company Registered IP.

 (i) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries exclusively own their material Intellectual Property (the “Company Owned IP”), free and clear of all Liens except Permitted Liens, and own or have a valid license to use all Intellectual Property that is necessary to conduct their businesses as currently conducted (provided that the foregoing will not be read as a non-infringement representation); (ii) the Company Owned IP is valid and, to the Company’s Knowledge, enforceable, and has not been adjudged invalid or unenforceable in whole or in part by any Governmental Authority; (iii) none of the Company or any of its Subsidiaries has agreed to indemnify any Person for or against any infringement, violation or misappropriation with respect to any Company Owned IP; (iv) for each item of Intellectual Property licensed to the Company or any of its Subsidiaries that is material to the business (other than commercially available, off-the shelf software licenses) (“Company Licensed IP”), each such license is valid, in full force and effect and binding and enforceable against the Company and its Subsidiaries, and, to the Company’s Knowledge, the other parties thereto, in accordance with its terms, subject to the Bankruptcy and Equity Exception; (v) the Company and its Subsidiaries have the right to use such Company Licensed IP in the continued operation of their respective business in accordance with the terms of the license agreement, and to the Knowledge of the Company, no party to any license of the Company Licensed IP is in material breach thereof or material default thereunder; (vi) neither the execution of this Agreement nor the transactions contemplated hereby shall result in the loss of, or adversely affect, the Company’s or any of its Subsidiaries’ rights or interests with respect to the Company Owned IP or the Company Licensed IP; (vii) (1) the Company’s and its Subsidiaries’ current conduct of their businesses has not and does not infringe, violate or misappropriate the Intellectual Property of any third party and (2) to the Knowledge of the Company, the Intellectual Property owned by the Company and its Subsidiaries has not been, and is not being, infringed, violated or misappropriated by any third party; and (viii) the Company and its Subsidiaries take reasonable efforts to protect and maintain their trade secrets and confidential information and the integrity and security of their material software, networks and systems, and as of the date hereof, to the Knowledge of the Company, there have been no material breaches, outages or violations of same.

 Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries have not embedded, used or distributed any open source, copyleft or community source code (including but not limited to any libraries or code, software, technologies or other materials that are licensed or distributed under any general public license or similar license arrangement or other distribution model described by the Open Source Initiative at www.opensource.org, collectively “Open Source Software”) in connection with any of its products or services that are distributed or made available to third parties in any manner that would materially restrict the ability of the Company or its Subsidiaries to protect its proprietary interests in any such product or service or in any manner that requires, or purports to require (1) any material source code used in the business of the Company or any of its Subsidiaries (other than the Open Source Software itself) be disclosed or distributed in source code form or be licensed for the purpose of making derivative works; (2) any restriction on the consideration to be charged for the distribution of any such source code; or (3) the grant to any third party of any rights or immunities under Intellectual Property owned by the Company or any of its Subsidiaries; (ii) neither the Company, nor any of its Subsidiaries are party to any source code escrow agreement or other agreement or arrangement requiring the disclosure or deposit of source code of any software developed by or on behalf of the Company or any of its Subsidiaries and no source code to any such software has ever been disclosed, delivered, licensed, or otherwise released to any third party pursuant to an escrow arrangement or otherwise (other than disclosures to third party consultants performing work on behalf of the Company); (iii) the information technology and data processing systems, facilities and services used by the Company and its Subsidiaries, including all software, technology, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Systems”), are adequate for the operation of the business of the Company and its Subsidiaries as currently conducted, operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries, and have not materially malfunctioned or failed within the past three (3) years; (iv) the Company and its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that the Systems are free from material defects, bugs and errors, and that they do not contain or make available any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials; and (v) the Company and its Subsidiaries have all rights necessary to operate and maintain all mobile applications (“Company Apps”) and websites of the Company and its Subsidiaries, including the right to possess and use users’ IP addresses, and to the Knowledge of the Company, the Company Apps are, and have been, in full compliance with any relevant policies, procedures or requirements of Google Play Store, Apple App Store and any other material contractual partner of the Company and its Subsidiaries.

 Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each current and former employee and officer of the Company or any of the Subsidiaries has executed appropriate formal written agreements, and each consultant to the Company or any of the Subsidiaries has executed a written consulting agreement, and all of such agreements contain a provision pursuant to which the employees, officers, consultants or independent contractors assign in favor of the Company or the applicable Subsidiary of the Company, as assignee, a present grant of sole and exclusive perpetual ownership of all Intellectual Property, developed for the Company or applicable Subsidiary of the Company by such employees, officers, consultants or independent contractors, without any restrictions or obligations on the Company’s or any of its Subsidiary’s ownership and use of such Intellectual Property, which agreements and related provisions are in full force and effect and are binding and enforceable against the Company and its Subsidiaries, and, to the Company’s Knowledge, the other parties thereto, in accordance with their terms, except, in each case, where such rights arise in the Company by operation of law; (ii) no current or former employee, officer or consultant of the Company or any of its Subsidiaries has excluded works or inventions related to the Company’s or any of its Subsidiaries’ business as now conducted or as presently proposed to be conducted from his, her or its assignment of inventions pursuant to such agreements; (iii) no current or former employee or officer of the Company or any of its Subsidiaries has any claim, right (whether or not currently exercisable) or interest to or in any Intellectual Property used by the Company or any of the Subsidiaries; and  (iv) to the Company’s Knowledge, no employee, officer or consultant is in violation or breach of any such agreements concerning Intellectual Property.

4.17          Data Privacy.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in connection with its collection, storage, transfer (including, without limitation, any transfer across national borders), use and/or disposal of any data and personally identifiable information collected from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively, “Personal Information”), each of the Company and its Subsidiaries (i) is and has been in compliance with all applicable Laws in all relevant jurisdictions regarding the collection, storage, transfer, use or disposal of Personal Information, the Company’s and its Subsidiaries’ terms of service and privacy policies and the requirements of any Contract or codes of conduct to which the Company or any of its Subsidiary is a party; (ii) has commercially reasonable physical, technical, organizational and administrative security measures and policies in place to protect all Personal Information collected by them or on their behalf from and against unauthorized access, use and/or disclosure; (iii) are and have been in compliance with all Laws relating to data loss, theft and breach of security notification obligations and (iv) have made all necessary disclosures to, and obtained all necessary consents from, users, customers, employees, contractors and any other applicable persons required by applicable Laws relating to data privacy, data protection and data security and have filed any required registrations with the competent data protection authorities.  Except as set forth in Section 4.17 of the Company Disclosure Schedule, to the Company’s Knowledge, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any Personal Information maintained by or on behalf of the Company or any of its Subsidiaries in the past three (3) years, except as set forth on the Settlement Agreement.  Except as set forth in Section 4.17of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received written notice of any kind of proceeding, complaint, litigation, action, suit, investigation, claim, or arbitration brought by any Governmental Authority against the Company or any of its Subsidiaries or, within the twelve months prior to the date hereof, any written complaint from any Person, pertaining to the data privacy practices of the Company or any of its Subsidiaries or their compliance with data privacy laws, except as set forth on the Settlement Agreement.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the consummation of the Merger and the transactions contemplated by this Agreement will not (i) violate the Company’s or the Subsidiaries’ terms of service or privacy policies, (ii) require the Company or any of its Subsidiaries to provide any notice to, or seek any consent from, any user, employee, customer, supplier, service provider or other third party thereunder as it relates to Personal Information, or (iii) under applicable Laws and the Company’s and its Subsidiaries’ privacy policies, restrict the ability of the Company or any of its Subsidiaries to use Personal Information after the Closing.

4.18          Environmental Matters .  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) neither the Company nor any of its Subsidiaries is in violation of any applicable Environmental Law; (b) each of the Company and its Subsidiaries has all Permits required under any applicable Environmental Laws for the operation of its respective businesses as currently conducted, and, as of the date hereof, is in compliance with the requirements of such Permits; (c) neither the Company nor any of its Subsidiaries has received, as of the date hereof, written notice of any pending or threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, Liens, notices of noncompliance or violation, investigations or proceedings regarding any Environmental Law against the Company or any of its Subsidiaries; and (d) Hazardous Materials are not present at any real properties owned, leased or operated by the Company or any of its Subsidiaries under conditions that would reasonably be expected to result in (i) an order from any Governmental Authority for clean up or remediation of Hazardous Materials, or (ii) an action, suit or proceeding by any private party or Governmental Authority under any applicable Environmental Laws, in either case of clause (i) or (ii) against the Company or any of its Subsidiaries.

4.19          Proxy Statement .  None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the information statement to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such information statement, as amended or supplemented, the “Proxy Statement”) will, at the time of the Shareholders Meeting and at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading.  Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Proxy Statement.

4.20          Opinions of Financial Advisors .  Goldman Sachs & Co. LLC (the “Financial Advisor”) has delivered to the Board of Directors a written opinion (or an oral opinion to be confirmed in writing), dated the date of this Agreement, that, as of such date, and based on and subject to the assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be paid to the holders of Shares (other than Parent Shares, Cancelled Shares and Subsidiary Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders.  A copy of such opinion will be delivered to Parent promptly after the date of this Agreement for information purposes only.  The Financial Advisor has consented to the inclusion of a copy of such opinion in the Proxy Statement.

4.21          Takeover Statutes .  Assuming the accuracy of the representations and warranties contained in Section 5.9, other than the CICL, no “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover Law is applicable to this Agreement or the transactions contemplated hereby, including the Merger.

4.22          No Brokers .  Other than the Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its Subsidiaries.

4.23          Related Party Transactions .  Except as disclosed in Section 4.23 of the Company Disclosure Schedule, as of the date hereof, there is no agreement, contract or any other right or obligation (or promise to undertake any of the foregoing) involving the Company or any of its Subsidiaries, on one side, and any of its Related Parties, on the other side.

4.24          No Other Representations or Warranties .  Except for the representations and warranties contained in this Article IV, the Company hereby disclaims any and all other express or implied representation or warranty with respect to the Company and with respect to any other information provided to Parent or Merger Sub.  Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub or their Representatives in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

Article V
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub each hereby represent and warrant to the Company that, except as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Schedule”), it being acknowledged and agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

5.1             Organization, Standing and Power .  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  Parent has made available to the Company prior to the date of this Agreement a complete and correct copy of the articles of incorporation and bylaws of Parent and memorandum and articles of association of Merger Sub, each as amended to the date of this Agreement, and each as so delivered is in full force and effect.

5.2             Authorization .  Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby.  This Agreement has been duly adopted by the board of directors of Merger Sub and the execution, delivery and performance of this Agreement by each of Parent and Merger Sub, the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the boards of directors of Parent and Merger Sub and, immediately following the execution of this Agreement, Parent will approve this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole shareholder of Merger Sub and promptly deliver to the Company evidence of its vote or action by written consent approving this Agreement in accordance with applicable Law and the memorandum and articles of association of Merger Sub, and no other corporate proceedings or shareholder or similar action on the part of Parent or Merger Sub are necessary to authorize, adopt or approve this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the CICL).  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

5.3             No Conflicts; Governmental Approvals

The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby, will not (i) breach, violate or conflict with the articles of incorporation, bylaws or other governing documents of Parent, the memorandum and articles of association of Merger Sub or the comparable governing instruments of any of their respective Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law applicable to Parent or Merger Sub or any Affiliate thereof or by which any of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or result in the creation of a Lien (except a Permitted Lien) on any of the material assets of Parent or Merger Sub pursuant to, any Contracts to which Parent or Merger Sub, is a party or by which Parent or Merger Sub or its or their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, (ii)  compliance with the applicable requirements of the New York Stock Exchange, (iii) the filing of the Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands and publication of notice of the Merger in the Cayman Islands Government Gazette pursuant to the CICL, and (iv) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4             Vote / Approval Required .  No vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates other than Merger Sub is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger, other than such approvals as have already been obtained.  The approval and/or ratification of this Agreement by Parent as the sole shareholder of Merger Sub (which shall occur immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of shares in the capital of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

5.5             Legal Proceedings .  There are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or any of their respective Subsidiaries, other than any such Action that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any order, writ, judgment, injunction, decree or award that would, or would reasonably be expected to, have, individually or in the aggregate, a Parent Material Adverse Effect.

5.6             Operations and Ownership of Merger Sub .  The authorized share capital of Merger Sub consists solely of 5,000,000 ordinary shares, par value $0.01 per share, and the issued share capital of Merger Sub is 1 ordinary share, which is validly issued, fully paid and outstanding.  All of the issued and outstanding share capital of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other document related to this transaction and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

5.7             Capital Resources . Parent has or will have sufficient funds to consummate the Merger on the terms contemplated by this Agreement and, at the Effective Time, Parent will have available, and will make available to Merger Sub, all of the funds necessary to consummate the Merger and the other transactions contemplated by this Agreement and to make all required payments in connection therewith and perform their other obligations hereunder pursuant to the terms hereof.  Notwithstanding anything to the contrary contained herein, Parent acknowledges and agrees that in no event shall the receipt or availability of any funds or financing by Parent or any of its Affiliates be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

5.8             Proxy Statement .  None of the information supplied or to be supplied by or on behalf of each of Parent and Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the time of the Shareholders Meeting and at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading.

5.9             Ownership of Shares .  None of Parent, Merger Sub or any of their respective Affiliates or Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares, or any option warrant, convertible security, stock appreciation right, swap agreement or other security, contract right or derivative position, whether or not presently exercisable, that provides Parent, Merger Sub, or any of their respective Affiliates or Subsidiaries with an exercise or conversion privilege or a settlement payment or mechanism at a price related to the value of the Shares or a value determined in whole or part with reference to, or derived in whole or part from, the value of the Shares.

5.10          No Brokers .  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, for which the Company will be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Merger Sub.

5.11          No Other Information .  Except for the representations and warranties contained in this Article V, the Company acknowledges and agrees that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub.

Article VI
COVENANTS

6.1             Conduct of Business of the Company Pending the Closing

During the Interim Period, except (i) as set forth in Section 6.1(a) or Section 6.1(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or required by this Agreement or (iv) with the prior written consent of Parent, the Company shall, and shall cause its Subsidiaries to:  (A) conduct its and their respective businesses in the ordinary course of business and (B) to the extent consistent with the foregoing, use commercially reasonable efforts to preserve intact its and their present business organizations and preserve its and their present relationships with their customers and suppliers; provided that for the avoidance of doubt, the Company shall not be obligated to take any action that would not be permitted by Section 6.1(b).

During the Interim Period, except (i) as set forth in Section 6.1(a) or Section 6.1(b) of the Company Disclosure Schedule, (ii) as required by applicable Law, (iii) as otherwise expressly contemplated or required by this Agreement or (iv) with the prior written consent of Parent, the Company shall not, and shall not permit its Subsidiaries to:

(i)               amend or otherwise change the Memorandum and Articles of Association or other applicable governing instruments;

(ii)             make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets) any corporation, partnership or other business organization or division thereof;

(iii)           issue, sell, or dispose of (or authorize the issuance, sale or disposition of), any Company Securities except for (A) the issuance of Shares upon the exercise of any Company Options as required by the terms of the Company Share Plan and the applicable award agreement, or (B) any issuance, sale or disposition to the Company or a wholly-owned Subsidiary of the Company by any Subsidiary of the Company;

(iv)            reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any Shares (except for the settlement of any Company Options pursuant to the terms of the Company Share Plan);

(v)             make any loans, advances or any payments other than payments in the ordinary course of business to any Person in excess of $100,000 in the aggregate;

(vi)            sell or otherwise dispose of (whether by merger, consolidation or disposition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or otherwise sell, assign, transfer, pledge, charge, encumber, exclusively license, allow to expire, or dispose of any assets, rights or properties having a fair market value in the aggregate in excess of $1,000,000, other than sales, dispositions or licensing of equipment and/or inventory in the ordinary course of business consistent with past practice pursuant to existing Contracts;

(vii)          declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company);

(viii)        authorize or make any capital expenditures in excess of $5,000,000 in the aggregate;

(ix)            enter into, modify, terminate, amend or renew, or waive, release or relinquish any material rights under any Material Contract, other than in the ordinary course of business in a manner consistent with past practice;

(x)             except for borrowings under the Working Capital Facilities entered into in the ordinary course of business and in a manner consistent with past practice and except for intercompany loans between the Company and any of its wholly-owned Subsidiaries or between any wholly-owned Subsidiaries of the Company, incur indebtedness for borrowed money in excess of $5,000,000, or modify in a manner adverse to the Company or any of its Subsidiaries the terms of any such indebtedness for borrowed money, or assume, guarantee or endorse the obligations of any Person (other than a Subsidiary of the Company), other than in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable than the indebtedness being replaced;

(xi)            except as required pursuant to the terms of any Company Plans in effect as of the date of this Agreement, or as otherwise required by applicable Law: (A) become a party to, establish, adopt, amend or terminate any Company Plan sponsored or maintained by the Company or any of its Subsidiaries (or any arrangement that would have been a Company Plan had it been entered into prior to the date of this Agreement) or any collective bargaining agreement or other agreement with a labor union, works council or similar organization covering Company Employees, or (B) increase the compensation of any Company Employee, except for (i) increases in annual salary or wage rate of Company Employees who are not officers of the Company in the ordinary course of business in a manner consistent with past practice, (ii) as a result of a “dissídio coletivo” that is binding on the Company pursuant to Brazilian labor law. or (iii) as set forth in Section 6.1(b) of the Company Disclosure Schedule;

(xii)          except as required pursuant to the terms of any Company Plans in effect as of the date of this Agreement, or as otherwise required by applicable Law: (A) grant any new awards, or amend or modify the terms of any outstanding awards, under any Company Plans (or any arrangement that would have been a Company Plan had it been entered into prior to the date of this Agreement), (B) grant or issue any option to purchase Shares under the Company Plan (or any arrangement that would have been a Company Plan had it been entered into prior to the date of this Agreement), (C) accelerate, in whole or in part, the vesting or exercisability of any option in connection with the Company Share Plan or (D) provide, modify or amend any security or collateral in respect of any obligation of the Company to any director, officer, shareholder or employee pursuant to any Material Contract;

(xiii)        make any change in (or request any Governmental Authority to change) any accounting or material Tax method, except as may be appropriate to conform to statutory or regulatory accounting rules or IFRS or regulatory requirements with respect thereto or other applicable Laws, make, change or revoke any material Tax election, settle or compromise any material Tax claim or liability or material claim for a refund of Taxes, change any material annual Tax accounting period, apply for any material Tax ruling from any Governmental Authority, enter into any material closing agreement or other material written binding agreement relating to Taxes or any material Tax sharing agreement, file any material amended Tax Return, file any material Tax Return other than one prepared in a manner consistent with past practice, surrender any material claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to an extension of time to file any Tax Return obtained in the ordinary course of business);

(xiv)         other than as set forth in Section 6.1(b) of the Company Disclosure Schedule or as provided in Section 6.11 with respect to Transaction Litigation, settle or compromise any litigation, other than any settlement or compromise of litigation where the aggregate amount paid does not exceed $1,500,000;

(xv)          accelerate the collection of or discount accounts receivable, bill for work not yet performed, delay the payment of accounts payable or accrued expenses, or delay the purchase of supplies, in each case other than in the ordinary course of business consistent with past practice;

(xvi)         agree, authorize or commit to do any of the foregoing actions described in Section 6.1(b)(i) through Section 6.1(b)(xiv).

Parent and Merger Sub acknowledge and agree that:  (i) nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control, direct or influence the operations of the Company or any of its Subsidiaries prior to the Effective Time, and (ii) prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective operations. No consent of Parent or Merger Sub shall be required with respect to any matter set forth in this Agreement to the extent the requirement of such consent would violate applicable Law.

6.2             Access to Information

(a)              During the Interim Period and subject to applicable Laws and Section 6.4(b), Parent shall be entitled (at Parent’s sole cost and expense), through its Representatives, to have access to the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books and records (including information and documentation relating to compliance with the Settlement Agreement) of the Company and its Subsidiaries as it reasonably requests upon reasonable advance notice.  The Company, its Subsidiaries, and their respective officers and employees shall provide, and the Company and its Subsidiaries shall use commercially reasonable efforts to cause their other respective Representatives to provide, any clarification as reasonably requested by Parent’s Representatives as to the businesses, operations, books and records (including information and documentation relating to compliance with the Settlement Agreement) of the Company and its Subsidiaries.  Any such access and examination shall be conducted during regular business hours and shall be subject to restrictions under applicable Law (including applicable Antitrust Laws).  The Company and its Subsidiaries shall reasonably cooperate with Parent’s Representatives in connection with such access and examination, and Parent and its Representatives shall use their commercially reasonable efforts to minimize any disruption to the business.  Notwithstanding anything herein to the contrary, (a) no such access or examination shall be permitted to the extent that such access or examination would give rise to a material risk of jeopardizing the attorney-client privilege or contravene any Law (including applicable Antitrust Laws) or Contract; provided that each party shall use its reasonable best efforts to obtain any required consents and take such other action (such as the entry into a joint defense agreement or other arrangement to avoid or alleviate loss of attorney client privilege) to permit such access or disclosure; provided further, that the Company shall use its reasonable best efforts to make appropriate substitute arrangements under circumstances in which the restrictions of this clause would apply, which efforts shall include, if such access or disclosure is prohibited by applicable Law, using reasonable best efforts to provide such access or disclosure in a manner that does not violate any applicable Law, and (b) the Company may elect to limit, or cause any of its Subsidiaries to limit, disclosure of any information to certain Persons designated, at the request of the Company, as a “clean team” of Parent (which persons must be reasonably acceptable to the Company).

(b)             The Company and its Subsidiaries shall promptly notify and provide copies to Parent of:

(i)               any material written notice from any Person alleging that the approval or consent of such Person is or may be required in connection with the Merger;

(ii)              any instances identified of non-compliance with the Settlement Agreement;

(iii)           any notice received from any counterparty to a Material Contract communicating any intention to terminate such Material Contract; and

(iv)            the occurrence of any event, including any Action commenced that involves the Company or any of its Subsidiaries, which would be reasonably likely to (A) prevent or materially impair the consummation of the Merger or (B) result in the failure of any condition to the Merger set forth in this Agreement to be satisfied prior to the Effective Time; provided, that the delivery of any notice pursuant to this Section 6.2(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy, or condition to any obligation of any Party; provided, further, that the delivery of any notice pursuant to this Section 6.2(b) shall not cure any breach of any representation or warranty requiring disclosure of such matter or otherwise limit or affect the remedies hereunder of any Party; provided, further, that the failure to deliver any such notice shall not affect any of the conditions set forth in Sections 7.1 and 7.2 or give rise to any right to terminate under Article VIII.

(c)              Notwithstanding anything to the contrary contained herein, during the Interim Period, (x) without the prior written consent of the Company, Parent and Merger Sub shall not, and shall cause their controlled Affiliates and their respective Representatives not to, contact any suppliers, customers, independent contractors, landlords, lessors, banks, or any other Person whom the Company or any of its Subsidiaries have or have had a business relationship, other than in the ordinary course of business of Parent or any of its controlled Affiliates with respect to matters not involving the Company or its Subsidiaries, this Agreement or the transactions contemplated hereby, and (y) neither Parent nor Merger Sub shall have any right to perform invasive or subsurface investigations of the properties or facilities of the Company or any of its Subsidiaries without the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned).  The Company does not make any representation or warranty as to the accuracy of any information provided (if any) pursuant to this Section 6.2; provided that no investigation pursuant to this Section 6.2 by Parent, Merger Sub or their Representatives shall be deemed to modify any of the Company’s representations and warranties contained in Article IV.  No rights under this Section 6.2 can be exercised by Parent or any of its Representatives to prepare for, or otherwise in connection with, any Action relating to this Agreement.  Each of Parent and Merger Sub agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.2 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement.

6.3             Further Action; Efforts

Without limiting any other covenant in this Agreement, each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, and to do, or cause to be done as promptly as practicable, all things necessary, proper and advisable under applicable Laws to (i) consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.  Subject to appropriate confidentiality protections, each of the Company, on the one hand, and Parent and Merger Sub, on the other, shall furnish to the other such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing.

Each Party will use its reasonable best efforts to, and to cause each of its Subsidiaries and Affiliates to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this Agreement.  Without limiting the generality of the undertakings pursuant to this Section 6.3, each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall provide or cause to be provided as promptly as practicable to any applicable Governmental Authority information and documents requested by such Governmental Authority or necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including filing any notification and report form and related material required under any Antitrust Law enforced by any Governmental Authority regarding pre-acquisition notifications for the purpose of competition reviews as promptly as practicable, but in no event later than ten (10) Business Days after the date hereof, and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under any Antitrust Law enforced by any Governmental Authority regarding pre-acquisition notifications for the purpose of competition reviews.  Parent shall be responsible for any filing fees and other expenses incurred in connection with making any such filings and/or submissions; provided, that each Party shall be responsible for its fees and expenses in responding to any requests for additional information in connection therewith.

Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.3(b) to obtain all requisite approvals and authorizations or the expiration of waiting periods for the transactions contemplated by this Agreement under any Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, any Governmental Authority and of any substantive communication received or given in connection with any proceeding by a private Party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and any Governmental Authority with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by any Governmental Authority in respect of such registrations, declarations and filings or such transactions; and (v) permit the other Party to review any substantive communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any communication, meeting or conference with any Governmental Authority or, in connection with any proceeding by a private party, with any other Person.

No Party shall independently participate in any meeting or communication with any Governmental Authority where material issues would likely be discussed in respect of any such filings, investigation or other inquiry relating to Sections 6.3(b) or 6.3(c) without giving the other Parties’ reasonable prior notice of the meeting and, to the extent permitted by such Governmental Authority, a reasonable opportunity to attend and/or participate in such meeting or communication.  Notwithstanding anything to the contrary set forth in this Agreement, and in furtherance and not in limitation of the foregoing, the Parent shall, and shall cause its Subsidiaries to, use their reasonable best efforts to take, or cause to be taken, all steps necessary to (i) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or by any Governmental Authority, including by agreeing to Antitrust Remedies that are not Burdensome Conditions or (ii) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the Outside Date).  The Company and its Affiliates shall cooperate with Parent and Merger Sub and use their reasonable best efforts in connection with the foregoing.

Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall require, or be construed to require, Parent or any of its Affiliates to (and the Company shall not and shall cause each of its Subsidiaries not to, without the prior written consent of Parent), agree to (i) any sale, license, divestiture or other disposition or holding separate (through establishment of a trust or otherwise) of any capital stock, businesses, assets (tangible or intangible), properties or other interests of Parent, Parent’s Subsidiaries, the Company or its Subsidiaries, (ii) the imposition of any limitation, restriction or condition on the ability of Parent, Parent’s Subsidiaries, the Company or its Subsidiaries to conduct their respective businesses or own, acquire, hold or exercise full rights of ownership of any capital stock, businesses, assets (tangible or intangible), properties or other interests, (iii) the imposition of any limitation, restriction or condition on Parent, Parent’s Subsidiaries, the Company or its Subsidiaries under any Antitrust Law, or (iv) any material modification or waiver of the terms and conditions of this Agreement (clauses (i) through (iv), “Antitrust Remedies”), in each case to the extent such Antitrust Remedies would reasonably be expected to have a material adverse impact on (A) the business of the Company and its Subsidiaries taken as a whole following the Merger or (B) the assets, properties or business of Parent or Parent’s Subsidiaries (other than, after the Effective Time, the Company and the Company Subsidiaries) (any such Antitrust Remedy under clause (A) or (B), a “Burdensome Condition”).

From the date of this Agreement through the date (i) of termination of the required waiting periods under all applicable Antitrust Laws and (ii) all approvals under applicable Antitrust Laws are obtained, neither Parent nor Merger Sub nor any of their Affiliates shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to materially hinder or delay, as applicable, the obtaining of the approvals required under applicable Antitrust Laws.

Notwithstanding anything herein to the contrary, commercially and/or competitively sensitive information and materials of a Party may, at the election of a providing Party, be provided to the other Party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other Party.

6.4             Publicity; Confidentiality

The initial press release regarding the Merger shall be a joint press release of the Parties and substantially in the form attached hereto as Exhibit D (the “Press Release”).  Except in connection with (i) any dispute between or among the Parties regarding this Agreement or the transactions contemplated hereby or (ii) a press release or other public statement that is (A) consistent in all material respects with previous press releases, public disclosures or public statements made by a Party in accordance with this Agreement, including in investor conference calls, SEC filings, Q&As or other publicly disclosed documents, in each case, to the extent such disclosure is still accurate, thereafter or (B) as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Authority, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Authority (including any national securities exchange or interdealer quotation service) with respect thereto.  Notwithstanding the foregoing, (1) the Company may, without any consultation with Parent, solicit proxies from the Company’s shareholders in support of the Merger, (2) Parent, Merger Sub and their respective Affiliates, without consulting with the other, may provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions and (3) no Party shall be required to engage in any such consultation regarding any statement, release or disclosure made by such Party in connection with the making of a Company Adverse Recommendation Change in accordance with the terms of this Agreement.

Each of the Company, Parent and Merger Sub will comply with the terms and conditions of the letter agreement, dated March 22, 2019, between the Company and Parent (the “Confidentiality Agreement”), and will hold and treat, and will cause their respective officers, employees, auditors and other representatives to hold and treat, in confidence all documents and information concerning the other Party furnished to such Party in connection with the transactions contemplated by this Agreement in accordance with the Confidentiality Agreement, which Confidentiality Agreement shall remain in full force and effect each in accordance with its terms.

6.5             Acquisition Proposals

Except as expressly permitted by this Section 6.5, from and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company shall not, and shall cause its Subsidiaries and its and their Representatives not to, (i) initiate, solicit, facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries with respect to, or the making of, any Acquisition Inquiry or Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to or for the purpose of encouraging or facilitating an Acquisition Inquiry or Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (iv) execute or enter into, any merger agreement, acquisition agreement, letter of intent or similar document, agreement, commitment, or agreement in principle (in each case, whether written or oral, binding or nonbinding, but excluding any Acceptable Confidentiality Agreement) for any Acquisition Proposal.  The Company shall immediately cease (and cause its controlled Affiliates and its and their Representatives to cease) any solicitations, discussions or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal, in each case that exist as of the date hereof.  The Company also agrees that it will promptly request each Person (other than the Parties and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company to return or destroy all confidential information furnished to such Person by or on behalf of it or any of its Subsidiaries prior to the date hereof in connection with such Person’s consideration of acquiring the Company or a material portion of its assets.  The Company shall promptly (and in any event within 24 hours of receipt by the Company thereof) advise Parent orally and in writing in the event that the Company receives any Acquisition Inquiry or Acquisition Proposal, and in connection with such notice, provide to Parent the material terms and conditions of any such Acquisition Inquiry or Acquisition Proposal (including the identity of the counterparty).  Notwithstanding anything to the contrary herein, the Company may grant a limited waiver, amendment or release under any confidentiality or standstill agreement to the extent necessary to allow for a confidential Acquisition Proposal to be made to the Company or the Board of Directors of the Company. The Company shall (A) keep Parent reasonably informed of the status and material details (including any material change to the terms thereof and any other material developments with respect thereto) of any such Acquisition Proposal or such Acquisition Inquiry and any discussions concerning the material terms and conditions thereof and (B) provide to Parent as soon as practicable (and in any event within 24 hours) after receipt thereof copies of all written proposals, offers or drafts of proposed agreements with respect to any such Acquisition Inquiry or Acquisition Proposal. Without limiting the foregoing, the Company shall promptly (and in any event within 24 hours) notify Parent orally and in writing if it determines to begin providing information or engaging in discussions or negotiations with a counterparty concerning an Acquisition Inquiry or Acquisition Proposal pursuant to Section 6.5(b). The Company shall not, and shall cause its Subsidiaries not to, contract with any Person subsequent to the date of this Agreement in a manner that would restrict the Company’s ability to provide information to Parent as required under this Section 6.5. The Company agrees that any violation of the restrictions set forth in this Section 6.5 by any Subsidiary or Representative of the Company shall be a breach of this Section 6.5 by the Company.

Notwithstanding anything to the contrary in Section 6.5(a) or Section 6.7, and without limiting Section 6.5(a), nothing contained in this Agreement shall prevent the Company or its Board of Directors from:

(i)               taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), making any “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the shareholders of the Company) or making any legally required disclosure to shareholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal; provided, that any such position, communication or disclosure (other than any stop, look and listen communication that includes a reaffirmation of the Recommendation) shall be deemed to be a Company Adverse Recommendation Change unless the Board of Directors expressly and concurrently reaffirms the Recommendation without qualification;

(ii)             prior to obtaining the Company Requisite Vote, (A) providing access to the Company’s or any of its Subsidiaries’ properties, books and records and providing information or data in response to a request therefor by a Person or group who has made a bona fide written Acquisition Proposal that was unsolicited and was not obtained in connection with a breach of Section 6.5(a)or (B) contacting and engaging in any negotiations or discussions with any Person or group and their respective Representatives who has made a bona fide written Acquisition Proposal that was unsolicited and was not obtained in connection with a breach of Section 6.5(a), in each case in clauses (A) or (B) if the Board of Directors (1) shall have determined in good faith, in consultation with the Company’s outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to constitute, result in or lead to a Superior Proposal and (2) shall have determined in good faith, in consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, and in the case of clause (A), the Company also has received from the Person so requesting such information or making such Acquisition Proposal an executed Acceptable Confidentiality Agreement; providedthat the Company shall provide to Parent and Merger Sub any non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or simultaneously with the time it is provided to such Person;

(iii)           prior to obtaining the Company Requisite Vote, making a Company Adverse Recommendation Change, to the extent permitted by Section 6.7; or

(iv)            resolving or agreeing to take any of the foregoing actions, to the extent such actions would be permitted by the foregoing clauses (i) through (iii).

The Company shall not be entitled to make a Company Adverse Recommendation Change unless, at any time prior to obtaining the Company Requisite Vote, (i) the Board of Directors of the Company determines in good faith, in consultation with the Company’s financial advisors and outside legal counsel, in response to a bona fide written Acquisition Proposal that was unsolicited and was not obtained in connection with a breach of Section 6.5, that (A) such Acquisition Proposal constitutes a Superior Proposal and (B) in light of such Acquisition Proposal, the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under applicable Law, (ii) the Company sends to Parent a written notice (a “Company Notice”) advising Parent that the Board of Directors proposes to consider such Acquisition Proposal a Superior Proposal and containing the material terms and conditions of the Superior Proposal (including the identity of the counterparty) and copies of any proposed transaction agreements with the Person making such Acquisition Proposal and a copy of any financing commitments relating thereto, (iii) during the four (4) Business Day period following Parent’s receipt of the Company Notice (such period from the time the Company Notice is provided until 5:00 p.m. São Paulo, Brazil time on the fourth Business Day immediately following the day on which the Company delivered the Company Notice (it being understood that any material revision, amendment, update or supplement to the terms and conditions of such Acquisition Proposal shall be deemed to constitute a new Superior Proposal and shall require a new notice but with an additional two Business Day (instead of four Business Day) period from the date of such notice), the “Notice Period”), if requested by Parent, the Company and its Representatives, during the Notice Period, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal by 5 p.m. Eastern Time on the last day of such period of four Business Days (or, if applicable, two Business Day period) and (iv) following the expiration of the Notice Period, the Board of Directors shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, in consultation with the Company’s outside legal counsel and financial advisors, that the Acquisition Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect.

6.6             Proxy Statement

As promptly as reasonably practicable following the date of this Agreement (and in any event, but subject to Parent’s timely performance of its obligations under Section 6.6(b), within ten (10) days of the date hereof or such later date as to which Parent consents in writing) the Company shall, with the assistance of Parent, prepare and furnish to the SEC on Form 6-K the Proxy Statement.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to holders of Shares as of the record date established for the Shareholders Meeting as promptly as reasonably practicable.

Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement.  Each of Parent and Merger Sub will furnish to the Company any information relating to it reasonably requested by the Company to comply with applicable Law.  Subject to applicable Law, and anything in this Agreement to the contrary notwithstanding, prior to the dissemination of the Proxy Statement (or any amendment or supplement thereto) to the shareholders of the Company, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response, which the Company shall consider in good faith. Subject to and without limiting the right of the Board of Directors to make a Company Adverse Recommendation Change in accordance with the provisions of this Agreement, the Recommendation shall be included in the Proxy Statement.

If at any time prior to the Shareholders Meeting any information relating to the Company or its Affiliates or Parent, Merger Sub or their Affiliates, should be discovered by a Party, which information should be set forth in an amendment or supplement to the Proxy Statement, the Party that discovers such information shall promptly notify the other Party and the Company shall prepare (with the assistance of Parent) and mail to its shareholders such an amendment or supplement, in each case, as and to the extent required by applicable Law.  Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading.  The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be disseminated to its shareholders, in each case as and to the extent required by applicable Law.

6.7             Shareholders Meeting .  The Company, acting through its Board of Directors (or a committee thereof), shall (a) promptly but in no event later than ten (10) days after the date hereof (but subject to the last sentence of this Section 6.7), take all action required under the CICL, the Memorandum and Articles of Association and the applicable requirements of the New York Stock Exchange necessary to duly call and give notice of a meeting of its shareholders for the purpose of approving, ratifying, confirming and adopting this Agreement, the Plan of Merger and the transactions in connection with the consummation of the Merger (including any adjournment or postponement thereof, the “Shareholders Meeting”), and (b) convene and hold the Shareholders Meeting within twenty-one (21) days of the date such notice of a meeting is mailed to Company shareholders; provided that the Shareholders Meeting and any adjournment or postponement thereof shall be convened for a date previously agreed in writing between the Company and the Parent, and the Company shall not be permitted to postpone, recess, adjourn or cancel such meeting, unless (i) required by applicable Law, (ii) if as of the time for which the Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Shareholders Meeting or (iii) Parent otherwise provides written consent to such postponements or adjournment.  The Company, acting through its Board of Directors (or a committee thereof), shall (a) include in the Proxy Statement the Recommendation and (b) unless the Board of Directors has made a Company Adverse Recommendation Change, use its reasonable best efforts to obtain the Company Requisite Vote; provided that, the Board of Directors may fail to include the Recommendation in the Proxy Statement or withdraw, modify, qualify or change the Recommendation (subject to any applicable requirements under the CICL), or formally resolve to effect or publicly announce an intention to effect any of the foregoing (a “Company Adverse Recommendation Change”), only in accordance with the terms and conditions of Section 6.5(c).  Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall be deemed to relieve the Company of its obligation to submit the Plan of Merger to its shareholders for a vote on the approval thereof.  The Company agrees that, unless this Agreement shall have been terminated in accordance with Section 8.1, its obligations to hold the Shareholders Meeting pursuant to this Section 6.7 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or by any Company Adverse Recommendation Change.

6.8             Stock Exchange Delisting ; Deregistration.  Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Company of the Shares from the New York Stock Exchange as promptly as practicable after (and only after) the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.9             Directors’ and Officers’ Indemnification and Insurance

From and after the Effective Time, Parent agrees to cause the Surviving Company and each of its Subsidiaries to honor and perform under all indemnification agreements entered into by the Company or any of its Subsidiaries listed in Section 6.9(a) of the Company Disclosure Schedule.  From and after the Effective Time, the Surviving Company will, and Parent will cause the Surviving Company to, indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”), arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time (including the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries or any acts or omissions occurring or alleged to occur prior to the Effective Time), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under the CICL and the Memorandum and Articles of Association to indemnify such Person (and Parent or the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding, including any expenses incurred in enforcing such Person’s rights under this Section 6.9).

Each of Parent and the Surviving Company shall cooperate, and shall use reasonable best efforts to cause their respective Affiliates to cooperate, in the defense of any action, cause of action, claim, cross-claim or third-party claim or Proceeding of any kind that is subject to advancement of expenses, indemnification and exculpation from liabilities, and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

The provisions in the Surviving Company’s and each of its Subsidiaries’ memorandum and articles of association and other similar governing or constituent documents and instruments with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers shall be no less favorable to such directors and officers than such provisions contained in the Company’s or such Subsidiaries’ memorandum and articles of association and other similar governing or constituent documents and instruments in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

Parent shall maintain, or shall cause the Surviving Company to maintain, at no expense to the beneficiaries, in effect for at least six (6) years from the Effective Time the policies of the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries that are listed in Section 6.9 of the Company Disclosure Schedule (the “Existing Policies”) (provided that Parent or the Surviving Company may substitute therefor policies of at least the same coverage, with deductibles no larger than in the Existing Policies and containing terms and conditions which are not less advantageous to any beneficiary thereof) with respect to matters existing or occurring at or prior to the Effective Time and from insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ liability insurance.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall use its reasonable best efforts to purchase prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least six (6) years from and after the Effective Time with respect to claims arising from facts or events that occurred at or before the Effective Time, including in respect of the Merger and the other transactions hereunder. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.   To the extent such prepaid policies have not been obtained by the Company prior to the Effective Time, (i) Parent shall not be required to pay aggregate premiums for insurance to satisfy the first sentence of this Section 6.9(d) in excess of 350% of the amount set forth in Section 6.9(d) of the Company Disclosure Schedule with respect to the Existing Policies (the “Maximum Amount”), and (ii) if Parent or the Surviving Company is unable to obtain such insurance coverage for the Maximum Amount, Parent shall, or shall cause the Surviving Company to, obtain as much insurance as can be obtained for the Maximum Amount.

If Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates, restructures, recapitalizes, merges with or into any other Person or otherwise reorganizes and is not the continuing or surviving corporation or entity of such consolidation, restructuring, recapitalization, merger or other restructuring or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made by Parent or the Surviving Company, as the case may be, so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 6.9.

The rights of the Indemnified Parties under this Section 6.9 shall be in addition to any rights such Indemnified Parties may have under the Memorandum and Articles of Association or the articles of incorporation and bylaws or similar governing or constituent documents and instruments of any of the Company’s Subsidiaries, or under any applicable Contracts or Laws.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, its Subsidiaries or its or their directors, officers and employees, it being understood that the indemnification provided for in this Section 6.9 is not prior to, or in substitution for, any such claims under any such policies.

The provisions of this Section 6.9 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.  The obligations of the Surviving Company under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the consent of the affected Indemnified Party (it being expressly agreed that the Indemnified Parties and their heirs and representatives to whom this Section 6.9 applies shall be third party beneficiaries of this Section 6.9).

6.10          Takeover Statutes .  If any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of anti-takeover statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of the Company and Parent and the members of their respective boards of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.  Nothing in this Section 6.10 shall be construed to permit or require Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of the Company’s rights under, any other provision of this Agreement or under applicable Law.

6.11          Transaction Litigation .  In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company or any of its Subsidiaries or any members of the Board of Directors after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent in writing of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof.  The Company shall give Parent the opportunity to participate (but not control), at Parent’s sole cost and expense, in the defense of any Transaction Litigation, and the Company shall not settle or agree to settle any Transaction Litigation without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

6.12          Parent Vote . Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole shareholder of Merger Sub, will execute and deliver to Merger Sub and the Company a written consent approving, ratifying and confirming the Merger in accordance with all applicable Laws.

6.13          Obligations of Merger Sub .  Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement.

6.14          Release of Guarantees. Within ninety (90) days from the Closing Date, Parent and Merger Sub shall cause the Company to obtain the release of the guarantee given by Márcio Kumruian and his spouse under each of the Debenture Deed and the Guaranteed Agreements, regardless of payment of the relevant guaranteed obligations by the Company, and Márcio Kumruian and his spouse shall have no further liability with respect to such guarantees or guaranteed obligations.

Article VII
CONDITIONS OF MERGER

7.1             Conditions to Obligation of Each Party to Effect the Merger .  The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver, to the extent permitted by Law) at or prior to the Effective Time of the following conditions:

Shareholder Approval.  This Agreement and the Plan of Merger shall have been duly approved by holders of Shares constituting the Company Requisite Vote;

No Laws or Orders.  No law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction which prohibits, restrains or enjoins the consummation of the Merger and shall remain in effect; and

Specified Antitrust Laws.  The prior approval of the transaction by the Conselho Administrativo de Defesa da Concorrência – CADE as to the consummation of the transactions contemplated herein (the “CADE Approval”) shall have been issued and be final upon expiration of the fifteen (15) day waiting period set forth in Articles 162 and 172 of the Brazilian Antitrust Authority’s Internal Regulations (Regimento Interno do CADE), approved by Resolution 20 dated as of June 7, 2017 (or, if the matter had been taken to the Administrative Tribunal of the Brazilian Antitrust Authority as contemplated in items I and II of Article 162, such approval shall be valid, unconditional, effective and final only when a ruling not subject to any administrative appeal is issued by the Administrative Tribunal and all applicable waiting periods have expired); provided that, notwithstanding anything to the contrary in this Agreement, neither Parent, Merger Sub nor any of its Affiliates shall be obligated to agree to, accept, perform, or effect any Burdensome Condition required by any Governmental Authority in order to obtain the CADE Approval.

7.2             Conditions to Obligations of Parent and Merger Sub .  The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Parent, in its sole discretion) at or prior to the Effective Time of the following conditions:

Representations and Warranties.  Each of the representations and warranties of the Company set forth in (i) Sections 4.1(a), 4.2, 4.9(b), 4.21 and 4.22 shall be true and correct in all respects as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such specified date), (ii) Section 4.4 shall be true and correct in all respects as of the Effective Time as though made on and as of such date, except for de minimis inaccuracies and (iii) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except, in the case of this clause (iii), where the failures of any such representations and warranties to be so true and correct, in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time.

No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, event, effect or circumstance that, individually or in the aggregate, has had a Material Adverse Effect.

Company Certificate.  Parent shall have received a certificate of (i) the principal executive officer and (ii) the principal operating officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

Financial Statements.  The Company shall have filed with the SEC, in a current report under Form 6-K, the financial statements of the Company and its Subsidiaries (including all notes thereto) as of and for the three-month period ended March 31, 2019 on or prior to May 31, 2019 (the “First Quarter Financials”), and (i) the line item for net loss shall be no more than R$69,810,000, (ii) the line item for net sales shall be no less than R$310,400,000, (iii) the difference between Current Operating Liabilities and Current Operating Assets shall be no more than R$73,400,000, and (iv) Net Debt shall be no more than R$213,800,000, in each case as of and for the three-month period ended March 31, 2019.

Unqualified Financial Statements.  The Audited Financial Statements as of, and for the fiscal year ended, December 31, 2018 shall have been accompanied by an unqualified opinion of the Company’s independent accounting firm; provided that a “going concern” emphasis paragraph may be included without affecting the unqualified nature of such opinion, and the unaudited financial statements of the Company and its Subsidiaries as of and for the three month period ended March 31, 2019 shall have been reviewed by the Company’s independent accounting firm in accordance with and as required by the standards of the Public Company Accounting Oversight Board and consistent with past practice.

7.3             Conditions to Obligations of the Company .  The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company, in its sole discretion) at or prior to the Effective Time of the following conditions:

Representations and Warranties.  Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct, in each case as of the Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of any such representations and warranties to be true and correct, in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect;

Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Effective Time; and

Certificate.  The Company shall have received a certificate of an executive officer of Parent, certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

7.4             Frustration of Closing Conditions .  Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the Merger and the other transactions contemplated hereby.

Article VIII
TERMINATION

8.1             Termination .  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding the adoption of this Agreement by the shareholders of the Company:

by mutual written consent of Parent, Merger Sub and the Company;

by either Parent or the Company if the Effective Time shall not have occurred on or before 5:00 p.m. São Paulo, Brazil time on July 31, 2019 (the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to the Party seeking to terminate if any action of such Party or its Affiliates or the failure of such Party or its Affiliates to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the Outside Date;

by either Parent or the Company if any court of competent jurisdiction or other Governmental Authority located or having jurisdiction within the United States, Brazil or the Cayman Islands shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable;

by the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by the Company to Parent or (ii) two (2) Business Days prior to the Outside Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if the Company is then in breach of any of its covenants or agreements contained in this Agreement such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied;

by Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, or any such representation or warranty shall be untrue, such that the conditions set forth in Sections 7.2(a) or 7.2(b) would not be satisfied and, in either such case, such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice thereof is given by Parent to the Company or (ii) two (2) Business Days prior to the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if Parent or Merger Sub is then in breach of any of its covenants or agreements contained in this Agreement such that the conditions set forth in Sections 7.3(a) or 7.3(b) would not be satisfied;

by Parent if (i) the Company shall have engaged in a Willful Breach of its obligations under Section 6.5 or (ii) the Board of Directors (A) shall have made, prior to obtaining the Company Requisite Vote, a Company Adverse Recommendation Change in a manner adverse to Parent or Merger Sub, (B) shall have failed to include the Recommendation in the Proxy Statement distributed to shareholders, (C) shall have recommended, prior to obtaining the Company Requisite Vote, to the shareholders of the Company an Acquisition Proposal with a Person other than Parent or Merger Sub, (D) shall have formally resolved to effect or publicly announced an intention to effect any of the foregoing, prior to obtaining the Company Requisite Vote; or

by either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the approval of this Agreement was taken.

8.2             Procedure Upon Termination .  Subject to Section 8.3, in the event of a valid termination by Parent or the Company, or both, pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other Party or Parties specifying the provision hereof pursuant to which such termination is made (other than in the case of a termination pursuant to Section 8.1(a)), and this Agreement shall terminate and be null and void, and the Merger shall be terminated, without further action by Parent, Merger Sub or the Company.

8.3             Effect of Termination

In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except as provided in Section 6.2 (Access to Information), Section 6.4 (Publicity; Confidentiality), this Section 8.3 (Effect of Termination), Section 8.4 (Expenses) and Article IX (General Provisions), which shall survive such termination; provided that subject to the limitations set forth in Section 8.3(c), nothing herein shall relieve any Party hereto of any liability for damages resulting from fraud or Willful Breach prior to such termination by any Party hereto.  The Parties acknowledge and agree that nothing in this Section 8.3 shall be deemed to affect their right to specific performance under Section 9.1.

In the event that:

(i)               this Agreement is validly terminated by Parent pursuant to Section 8.1(f), then the Company shall pay the Company Termination Payment to Parent (or one of its designees) as soon as practicable (and, in any event, within sixty (60) days following such termination) by wire transfer of immediately available funds;

(ii)             this Agreement is terminated by either Parent or the Company pursuant to Sections 8.1(b) or 8.1(g) or Parent pursuant to Section 8.1(e) and (A) at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Shareholders Meeting or any postponement or adjournment thereof an Acquisition Proposal shall have been made directly to the Company’s shareholders, or an Acquisition Proposal shall have otherwise become publicly known, and (B) within 12 months after such termination, the Company shall have entered into a definitive agreement with respect to such Acquisition Proposal (which is subsequently consummated, whether or not within such 12 month period), then, in any such event, the Company shall pay to Parent the Company Termination Payment, such payment to be made within two (2) Business Days after the consummation of such Acquisition Proposal, by wire transfer of immediately available funds.  For the purpose of this Section 8.3(b)(ii), all references in the definition of the term Acquisition Proposal to “15% or more” will be deemed to be references to “50% or more.”

The Parties acknowledge and hereby agree that the Company Termination Payment if, as and when required pursuant to Section 8.3(b), shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Subject to Section 8.3(a), upon payment of the Company Termination Payment pursuant to Section 8.3(b), the Company and its Affiliates shall have no further liability with respect to this Agreement or the transactions contemplated hereby.  The Parties acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Payment on more than one occasion.  If the Company fails to timely pay an amount due pursuant to Sections 8.3(b)(i) or 8.3(b)(ii) the Company shall also pay Parent interest from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment plus two (2) percent.

8.4             Expenses .  Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.  Expenses incurred in connection with the filing, printing and mailing of the Proxy Statement shall be shared equally by Parent and the Company.

Article IX
GENERAL PROVISIONS

9.1             No Survival of Representations, Warranties and Covenants .  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) those contained in Section 4.24 or this Article IX.

9.2             Remedies; Specific Performance

The Parties agree that irreparable damages for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of actual damages or inadequacy of legal remedy and without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity.  The Parties hereby further acknowledge and agree that prior to the Closing, the Parties shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement and to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 2.2, on the terms and subject to the conditions in this Agreement.  The pursuit of specific enforcement or other equitable remedies by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.  Notwithstanding anything herein to the contrary, if the Company commences a lawsuit that results in a judgment against Parent and/or Merger Sub to specifically enforce Parent’s and/or Merger Sub’s obligations under this Agreement, Parent shall pay to the Company the costs and expenses (including attorneys’ fees) of the Company in connection with such lawsuit.

Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.  Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.3             Modification or Amendment .  Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties.

9.4             Waiver .  At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement.  The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

9.5             Notices .  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given (x) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (y) when sent by e-mail (with non-automated written confirmation of receipt) or (z) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or e-mail addresses (or to such other address or e-mail address as a party may have specified by notice given to the other party pursuant to this provision):

if to the Company:

Netshoes (Cayman) Limited
Rua Vergueiro, 961, Liberdade
São Paulo, SP 01504-001

Brazil
Attention:  Marcio Kumruian - Chief Executive Officer
Email:        marcio@netshoes.com

with copies (which shall not constitute actual or constructive notice) to:

Simpson Thacher & Bartlett LLP
Av. Presidente Juscelino Kubitschek, 1455
12th Floor, Suite 121
São Paulo, SP 04543-011
Brazil
Attention:   S. Todd Crider

                  Grenfel Calheiros
Email:        tcrider@stblaw.com

                  gcalheiros@stblaw.com

and

Campbells
Floor 4, Willow House
Cricket Square
Grand Cayman KY1-9010
Cayman Islands
Attention:   Charlie Pywell
Email:        cpywell@campbellslegal.com

if to Parent or Merger Sub:

Magazine Luiza S.A.
Rua Amazonas da Silva, No. 27, Vila Guilherme
São Paulo, SP 02051-000

Brasil
Attention:  José Aparecido dos Santos

                  Roberto Bellissimo Rodrigues
Email:        jose.santos@magazineluiza.com.br

                  roberto@magazineluiza.com.br

with a copy (which shall not constitute actual or constructive notice) to:

Milbank LLP

Rua Colombia, 325

Jardim América

São Paulo, BR 01438-000

Attention:  Fabiana Sakai
Email:        fskai@milbank.com

9.6             Severability .  If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7             Entire Agreement; Assignment .  This Agreement (including the Exhibits hereto and the Company Disclosure Schedule and the Parent Disclosure Schedule) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void; provided that in no event shall Parent or Merger Sub be permitted to assign this Agreement to any Person to the extent such that, as a result of such assignment, either (x) any additional consent or approval of, or filing, declaration or registration with, any Governmental Authority would be required under this Agreement or in connection with the transactions contemplated hereby or (y) any delay would occur with respect to any consent or approval of, or filing, declaration or registration with, any Governmental Authority that otherwise is required to be made under this Agreement or in connection with the transactions contemplated hereby; provided further, that Parent shall be permitted to assign its rights (but not its obligations) hereunder to any wholly-owned Affiliate or Subsidiary of Parent without the prior written consent of the Company, subject to the conditions set forth in this Section 9.7, and provided that Parent shall remain obligated and liable with any such assignee for such assignee’s compliance with the terms of this Agreement.

9.8             Parties in Interest .  This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Sections 6.9 and 6.14, which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) at and after the Effective Time, the rights of the holders of Shares to receive the Per Share Merger Consideration in accordance with the terms and conditions of this Agreement, (c) after the Effective Time, the rights of the holders of Company Options to receive the payments contemplated by Section 3.2, in accordance with the terms and conditions of this Agreement, and (d) prior to the Effective Time, the rights of the holders of Shares to pursue claims for damages and other relief for Parent’s or Merger Sub’s breach of this Agreement (provided that the rights granted to the holders of Shares pursuant to the foregoing clause (d) of this Section 9.8 shall only be enforceable on behalf of such holders by the Company in its sole and absolute discretion).

9.9             Governing Law . This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York (without giving effect to choice of law principles thereof that would result in the application of the law of another jurisdiction), except that the Merger, the internal affairs of the Company, the fiduciary duties of the board of directors and the officers of the Company and general company law with respect to the Company and any provisions of this Agreement that are expressly or otherwise required to be governed by the CICL shall be governed by the Laws of the Cayman Islands (without giving effect to choice of law principles thereof that would result in the application of the law of another jurisdiction).

9.10          Consent to Jurisdiction .  Each of the Parties irrevocably (i) consents to submit itself to the personal jurisdiction of any New York state or federal court sitting in the Borough of Manhattan of the City of New York, in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than any New York state or federal court sitting in the Borough of Manhattan of the City of New York, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 9.5.  Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.5 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.  Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.10, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction.  Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and of the United States of America; providedthat each such Party’s consent to jurisdiction and service contained in this Section 9.10is solely for the purpose referred to in this Section 9.10and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

9.11          WAIVER OF JURY TRIAL .  EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS CLAIM OR THIRD PARTY CLAIM OR LEGAL PROCEEDING OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT (INCLUDING THE EXHIBITS AND SCHEDULES HERETO), ANY CERTIFICATE, INSTRUMENT, OPINION OR OTHER DOCUMENTS DELIVERED HEREUNDER, OR THE NEGOTIATION, ADMINISTRATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF (INCLUDING ANY ACTION, CAUSE OF ACTION, CLAIM OR LEGAL PROCEEDING OF ANY KIND OR DESCRIPTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION HEREWITH OR THEREWITH)  OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12          Payment of Transfer Taxes .  All transfer, documentary, sales, use, stamp, registration and other similar Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent or the Surviving Company.

9.13          Counterparts; Delivery by E-mail

This Agreement, and any amendment, restatement, supplement or other modification hereto or waiver hereunder (i) may be executed in any number of counterparts (including by means of facsimile transmission or e-mail in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

At the request of any Party, each other Party shall re-execute original forms hereof and deliver them to all other Parties.  No Party or to any such agreement shall raise the use of e-mail to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of e-mail as a defense to the formation of a contract, and each such party forever waives any such defense.

 [Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

NETSHOES (CAYMAN) LIMITED

By:      /s/ Marcio Kumruian
             Name:    Marcio Kumruian
             Title:      CEO

PARENT:

MAGAZINE LUIZA S.A.

By:      /s/ Roberto Bellissimo Rodrigues
             Name:    Roberto Bellissimo Rodrigues
             Title:      Chief Financial Officer and Investor Relation
                            Officer

By:      /s/ Eduardo Benjamin Galanternick
             Name:    Eduardo Benjamin Galanternick
             Title:      Executive Director of E-commerce

MERGER SUB:

MAGAZINE LUIZA CAYMAN LTD

By:      /s/ Roberto Bellissimo Rodrigues
             Name:    Roberto Bellissimo Rodrigues
             Title:      Director

Annex B

PLAN OF MERGER

DATED _______________ 2019
(1) NETSHOES (CAYMAN) LIMITED (2) MAGAZINE LUIZA CAYMAN LTD
PLAN OF MERGER

REF: CW/tl/M6483-157775

CLAUSE	PAGE

1.	DEFINITIONS AND INTERPRETATION	1
2.	PLAN OF MERGER	1
3.	VARIATION	3
4.	TERMINATION	3
5.	NOTICE	3
6.	COUNTERPARTS	5
7.	GOVERNING LAW	5

THIS PLAN OF MERGER is made on _________________________ 2019

BETWEEN

Netshoes (Cayman) Limited, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, George Town, Grand Cayman KY1-9010, Cayman Islands (the "Surviving Company"); and

Magazine Luiza Cayman Ltd, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands (the "Merging Company" and together with the Surviving Company, the "Companies").

WHEREAS

(A)             The respective boards of directors of the Surviving Company and the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the "Merger"), upon the terms and subject to the conditions of the Agreement and Plan of Merger dated April 29, 2019 between Magazine Luiza S.A., the Surviving Company and the Merging Company, annexing a form of this Plan of Merger as Exhibit B thereto, and annexed hereto as Annexure 1 (the "Merger Agreement"), and this Plan of Merger and pursuant to provisions of Part XVI of the Companies Law (as amended) (the "Companies Law").

The shareholders of each of the Surviving Company and the Merging Company have adopted this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Law.

Each of the Surviving Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Law.

IT IS AGREED

Definitions and Interpretation

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them in the Merger Agreement.

PLAN OF MERGER

Company Details:

(a)             The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Surviving Company and the Merging Company.

The surviving company (as defined in the Companies Law) is the Surviving Company.

The registered office of the:

Surviving Company is c/o Campbells, Floor 4, Willow House, Cricket Square, George Town, Grand Cayman KY1-9010, Cayman Islands; and

Merging Company is c/o Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

Immediately prior to the Effective Date, the authorised share capital of the Surviving Company is US$305,250 divided into 92,500,000 Common Shares each of nominal or par value US$0.0033 per share, of which 31,056,244 Common Shares are issued.

Immediately prior to the Effective Date, the authorised share capital of the Merging Company is US$50,000 divided into 5,000,000 shares each of nominal or par value US$0.01 per share, of which 1 share is issued.

Effective Date

In accordance with section 233(13) of the Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the "Effective Date").

Terms and Conditions; Share Rights

(a)             The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement.

The rights and restrictions attaching to the shares in the Surviving Company are set out in the memorandum and articles of association of the Surviving Company.

As at the Effective Time on the Effective Date, the fourth amended and restated memorandum and articles of association of the Surviving Company shall continue to be the memorandum and articles of association of the Surviving Company, a copy of which is annexed at Annexure 2.

Immediately following the Effective Time, the fourth amended and restated memorandum and articles of association of the Surviving Company, will be replaced with the fifth amended and restated articles of association of the Surviving Company, which are substantially in the form annexed to the Merger Agreement as Exhibit C.

The Cayman Islands and US tax status and elections of the Surviving Company shall continue.

Directors' Interests in the Merger

(a)             The names and addresses of each director of the surviving company (as defined in the Companies Law) shall be:

Marcio Kumruian of Rua Vergueiro, 943 Liberdade Sao Paulo SP 1504-001 Brazil;

Nilesh Lakhani of 750 Walnut Avenue Burlingame CA 94010 USA;

Ricardo Knoepfelmacher of Rua Afonso Braz 100 Apt. 81 Sao Paulo 04511-010 Brazil;

Frederico Brito e Abreu of Av. Paulista 1106 10th Floor Sao Paulo 01310-100 Brazil;

Pedro Weinfeld Reiss of R Alm Inhauma, 00441 São Paulo São Paulo CEP 05084030 Brazil; and

Andrew Bela Janszky of Rua Nova Cidade, 147 Apt 171 Jardim Paulista Sao Paulo SP 04547-070 SP Brazil.

No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

Secured Creditors

The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

Approvals

This Plan of Merger has been approved by the Boards of Directors of both the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Law.

Variation

At any time prior to the Effective Date, this Plan of Merger may be amended by the Boards of Directors of both the Surviving Company and the Merging Company to:

(a)             change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar; and

effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the Boards of Directors of both the Surviving Company and the Merging Company to effect in their discretion.

Termination

At any time prior to the Effective Date, this Plan of Merger may be terminated by the Boards of Directors of both the Surviving Company and the Merging Company in accordance with the terms of the Merger Agreement.

notice

Any notice or other communication given or made under or in connection with the matters contemplated by this Plan of Merger shall be in writing, in the English language, and may be sent by a recognised courier service, prepaid airmail (in the case of international service), email or may be delivered personally to the address of the relevant party as set out below, or at such other address as may have been notified to the other parties in writing. Without prejudice to the foregoing, any notice shall be deemed to have been received:

if sent by a recognised courier service, 48 hours after the time when the letter containing the same is delivered to the courier service;

if sent by email, on the same day or if not a working day, the next working day;

if sent by prepaid airmail, five days after the date of posting; and

if delivered personally, on the same day or if not a working day, the next working day.

Surviving Company

Netshoes (Cayman) Limited
Rua Vergueiro, 961, Liberdade
São Paulo, SP 01504-001
 Brazil
Attention:  Marcio Kumruian - Chief Executive Officer
Email:   marcio@netshoes.com

with copies to:

Simpson Thacher & Bartlett LLP
Av. Presidente Juscelino Kubitschek, 1455
12th Floor, Suite 121
São Paulo, SP 04543-011
Brazil
Attention:  S. Todd Crider / Grenfel Calheiros
Email:  tcrider@stblaw.com / gcalheiros@stblaw.com

and:

Campbells
Floor 4, Willow House
Cricket Square
Grand Cayman KY1-9010
George Town
Cayman Islands
Attention:  Charlie Pywell
Email:  cpywell@campbellslegal.com

Merging Company

Magazine Luiza S.A.
Rua Amazonas da Silva
No. 27, Vila Guilherme
São Paulo, SP 02051-000
Brazil
Attention:  José Aparecido dos Santos /
Email:  jose.santos@magazineluiza.com.br / roberto@magazineluiza.com.br with copies to:

Walkers Corporate Limited
Cayman Corporate Centre
27 Hospital Road
Grand Cayman KY1-9008
George Town
Cayman Islands
Attention: Anne Dolan
Email:  anne.dolan@walkersglobal.com

Counterparts

This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.  Any party may enter into this Plan of Merger by executing any such counterpart.

Governing Law

This Plan of Merger and the rights and obligations of the parties shall be governed by and construed in accordance with the laws of the Cayman Islands.

Each of the parties agrees that the courts of the Cayman Islands shall have jurisdiction to hear and determine any action or proceeding arising out of or in connection with this Agreement and for that purpose each party irrevocably submits to the jurisdiction of the courts of the Cayman Islands and agrees that the process by which any such action or proceeding is begun may be served on it by being delivered in accordance with the notice provisions of this Agreement.

[Signature page follows]

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of MAGAZINE LUIZA CAYMAN LTD:	)
)
)
)
	)	Name:
)
	)	Title:	Director

SIGNED for and on behalf of NETSHOES (CAYMAN) LIMITED:	)
)
)
)
	)	Name:
)
	)	Title:	Director

Annex C

OPINION OF FINANCIAL ADVISOR

PERSONAL AND CONFIDENTIAL

April 29, 2019

Board of Directors

NETSHOES (CAYMAN) LIMITED

Rua Vergueiro, 961 – Liberdade

Sao Paulo

SP, 01504-001, Brazil

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Magazine Luiza S.A. (“Buyer”) and its affiliates) of the outstanding common shares, nominal value US$0.0033 per common share (the “Shares”), of Netshoes (Cayman) Limited (the “Company”) of the $2.00 in cash per Share to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of April 29, 2019 (the “Agreement”), by and among Buyer, Magazine Luiza Cayman Ltd., a wholly owned subsidiary of Buyer, and the Company.

Goldman Sachs & Co. LLC and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities.  Goldman Sachs & Co. LLC and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Buyer, any of their respective affiliates and third parties, including Tiger Global Management, L.L.C., a significant shareholder of the Company (“Tiger Global”), CDK Net Fund IC, a significant shareholder of the Company (“CDK”), LTD Administração e Participações S.A., a significant shareholder of Buyer (“Buyer Significant Shareholder”) and their respective affiliates and, as applicable, portfolio companies, or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction.  We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.  We have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for

Board of Directors

NETSHOES (CAYMAN) LIMITED

April 29, 2019

which our Investment Banking Division has received, and may receive, compensation, including having acted as lead bookrunning manager with respect to an initial public offering of 8,250,000 Shares in April 2017.  We also have provided certain financial advisory and/or underwriting services to Tiger Global and/or its affiliates and portfolio companies from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Flipkart Online Services Private Limited (“Flipkart”), a portfolio company of Tiger Global, in connection with the sale of minority interest in December 2017; as financial advisor to Flipkart in connection with its sale in August 2018; and as lead book runner with respect to a public offering of the Class B shares of Meituan Dianping, a portfolio company of Tiger Global, in September 2018.  We may also in the future provide financial advisory and/or underwriting services to the Company, Buyer, Tiger Global, CDK, Buyer Significant Shareholder and their respective affiliates and, as applicable, portfolio companies for which our Investment Banking Division may receive compensation.  Affiliates of Goldman Sachs & Co. LLC also may have co-invested with Tiger Global, CDK and Buyer Significant Shareholder and their affiliates from time to time and may have invested in limited partnership units of affiliates of Tiger Global, CDK and Buyer Significant Shareholder from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 20-F of the Company for the fiscal year ended December 31, 2017; certain audited consolidated financial statements of the Company for the fiscal years ended December 31, 2018 and 2017, that included Note 1.4 contained therein; the Company’s Registration Statement on Form F-1, including the prospectus contained therein dated April 11, 2017 relating to an initial public offering of the Company’s Shares; certain interim reports to stockholders; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”); and certain analyses prepared by the management of the Company related to the expected utilization of certain net operating loss carryforwards, as approved for our use by the Company (the “NOL Estimates”). We have also held discussions with members of the senior management of the Company regarding their assessment the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the global technology industry; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof.  In that regard, we have assumed with your consent that the Forecasts and the NOL Estimates have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company.  We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.  We have assumed that all governmental, regulatory or other consents

Board of Directors

NETSHOES (CAYMAN) LIMITED

April 29, 2019

and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters.  This opinion addresses only the fairness from a financial point of view to the holders (other than Buyer and its affiliates) of Shares, as of the date hereof, of the $2.00 in cash per Share to be paid to such holders pursuant to the Agreement.  We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the $2.00 in cash per Share to be paid to the holders (other than Buyer and its affiliates) of Shares pursuant to the Agreement or otherwise.  We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Buyer or the ability of the Company or Buyer to pay their respective obligations when they come due.  Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof.  Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction or any other matter.  This opinion has been approved by a fairness committee of Goldman Sachs & Co. LLC.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $2.00 in cash per Share to be paid to the holders (other than Buyer and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

(GOLDMAN SACHS & CO. LLC)

EXECUTION VERSION

Annex D

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT, dated as of April 29, 2019 (the “Agreement”), is entered into by and between Magazine Luiza S.A., a Brazilian sociedade anônima incorporated under the laws of the Federal Republic of Brazil (“Parent”), and the undersigned shareholders (each, a “Holder”) of Netshoes (Cayman) Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, Parent, the Company and Magazine Luiza Cayman Ltd (“Merger Sub”) are entering into an Agreement and Plan of Merger of even date herewith (as the same may be amended or supplemented from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement) providing for the merger of Merger Sub, a wholly owned Subsidiary of Parent with and into the Company (the “Merger”), as a result of which the Company shall be the Surviving Company and shall continue its corporate existence under the laws of Cayman Islands as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors has approved the Merger Agreement and the transactions contemplated thereby;

WHEREAS, as of the date hereof, each Holder is the record and beneficial owner of that number of Shares set forth opposite such Holder’s name on Schedule A hereto (such Shares, together with any additional Shares beneficially owned or acquired by the Holders on or after the date hereof, the “Subject Shares”); and

WHEREAS, as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement, concurrently with the execution of the Merger Agreement, the Holders are entering into this Agreement, pursuant to which each Holder has agreed to vote its Subject Shares in favor of the approval of the Merger Agreement and the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
AGREEMENT TO CONSENT AND VOTE

Agreement to Vote .  Subject to the terms of this Agreement, each Holder undertakes until a Termination Event, with respect to all of its Subject Shares, to vote at any Shareholders Meeting or other annual or special meeting of the shareholders of the Company convened for the purposes of considering whether to approve the Merger or any Acquisition Proposal and to act in any action by written consent in lieu of any meeting of the shareholders of the Company (and, if applicable, to cause the holder of record of such Subject Shares to vote or act): (a) in favor of the Merger, the Merger Agreement and the Plan of Merger and any other action necessary to approve or implement the Merger Agreement, the Merger, the Plan of Merger and the other transactions contemplated in the Merger Agreement (including any proposal to adjourn or postpone a meeting of the shareholders of the Company to a later date if there are not sufficient votes to approve the Merger Agreement, the Merger, the Plan of Merger or the other transactions contemplated in the Merger Agreement on the date on which the meeting is held); (b) against approval of any proposal made in opposition to or competition with the Merger (or any of the other transactions with Parent or Merger Sub contemplated in the Merger Agreement), including any Acquisition Proposal; and (c) against any other action, agreement or transaction that is intended to or that would reasonably be expected to prevent, interfere with or delay the Merger or any of the other transactions with Parent or Merger Sub contemplated in the Merger Agreement or that would otherwise be inconsistent with the Merger or any of the other transactions with Parent or Merger Sub contemplated in the Merger Agreement, and in connection therewith, such Holder agrees to execute any documents as may be necessary or appropriate in order to effectuate the foregoing.

Proxy .  In furtherance of the matters described in Section 1.1, until a Termination Event, each Holder hereby irrevocably appoints as its proxy and attorney-in-fact, Parent and any Person designated in writing by Parent, each of them individually, with full power of substitution and resubstitution, for and in the name, place and stead of such Holder, to vote and to execute written consents with respect to the Subject Shares, or execute and deliver a proxy to vote or execute a written consent with respect to the Subject Shares, solely on the matters described in Section 1.1 and in accordance therewith.  Each Holder hereby affirms that such irrevocable proxy is given in connection with, and in consideration of, the execution of the Merger Agreement by Parent, Merger Sub and the Company, and that such irrevocable proxy is given to secure the performance of the duties of such Holder under this Agreement.  Each Holder intends this proxy to be irrevocable during the term of this Agreement and coupled with an interest and will take such further action or execute such other instruments as may be reasonably necessary to effect the intent of this proxy.  Each Holder hereby revokes (or causes to be revoked) any and all previous proxies, powers of attorney, instructions or other requests with respect to such Holder’s Subject Shares.  The proxy granted by each Holder shall be automatically and immediately revoked upon a Termination Event, and Parent may further terminate this proxy at any time at its sole election by written notice provided to the Holders.

Article II
ADDITIONAL AGREEMENTS

Waiver of Appraisal Rights; Litigation .  Each Holder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal (including under Section 238 of the CICL), any dissenters’ rights and any similar rights relating to the Merger that such Holder may directly or indirectly have by virtue of the ownership of any Subject Shares.  Each Holder further agrees not to commence, join in or participate in and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of the Board of Directors in connection with this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby.

Retention of Subject Shares .  Except as provided hereunder or under the Merger Agreement, from and after the date hereof, each Holder agrees that such Holder shall not, prior to a Termination Event, directly or indirectly, (a) sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, enter into a derivative arrangement with respect to or grant a proxy with respect to, any of such Holder’s Subject Shares (each a “Transfer”); (b) consent to, agree to or permit any such Transfer of, any or all of the Subject Shares or any interest therein, or create or permit to exist any Liens, proxies, voting trusts or agreements, options, rights, understandings or arrangements or any other encumbrances whatsoever on title, transfer, or exercise of any rights of a shareholder in respect of the Subject Shares (collectively, “Encumbrances”) that would prevent such Holder from voting (or acting by written consent in lieu of a meeting in respect of) the Subject Shares in accordance with this Agreement or from complying with its other obligations under this Agreement, other than any restrictions imposed by applicable Law on any Subject Shares; (c) enter into any contract, option or other agreement, arrangement or understanding inconsistent with the terms of this Agreement; (d) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to the Subject Shares relating to the subject matter hereof; (e) deposit or permit the deposit of the Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Subject Shares; or (f) take or permit any other action that would in any way restrict, limit or interfere with the performance of such Holder’s obligations hereunder or the transactions contemplated herein or otherwise make any representation or warranty of such Holder herein untrue or incorrect if such action had occurred on or prior to the date hereof.  Any Transfer in violation of this Agreement shall be void ab initio.  Notwithstanding the foregoing, any Holder may Transfer Subject Shares (i) to any member of such Holder’s immediate family, (ii) to a trust for the sole benefit of such Holder or any member of such Holder’s immediate family, the sole trustees of which are such Holder or any member of such Holder’s immediate family, or (iii) by will or under the laws of intestacy upon the death of such Holder; provided, that a transfer referred to in clauses (i) through (iii) of this sentence shall be permitted only if all of the representations and warranties in this Agreement of such Holder would be true and correct with respect to such transferee as if made on the date of such Transfer and the transferee agrees in writing, in a manner reasonably acceptable to Parent, to accept such Subject Shares subject to the terms of this Agreement and to be bound by the terms of this Agreement and to agree and acknowledge that such Person shall constitute a Holder for all purposes of this Agreement. To the extent a Holder’s Subject Shares are represented by certificates, such Holder shall make available to the Company such certificates in order for the Company to mark such certificates with any legends required by the CICL regarding the foregoing Transfer restrictions.  If any involuntary Transfer of any of such Holder’s Subject Shares shall occur (including a sale by such Holder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Subject Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement. Notwithstanding the foregoing, such Holder may make Transfers of its Subject Shares as Parent may agree in writing in its sole discretion.

Nonsolicitation of Acquisition Proposals .  Without limiting Section 6.5 of the Merger Agreement, each Holder agrees that, subject to Section 2.5, from and after the date hereof until a Termination Event, such Holder shall not (and such Holder shall direct and cause its Representatives not to), directly or indirectly, (a) initiate, solicit, facilitate or encourage, facilitate or support any inquiries with respect to, or the making of, any Acquisition Inquiry or Acquisition Proposal, (b) engage or otherwise participate in any negotiations or discussions concerning, or provide access to the Company’s properties, books and records or any confidential information or data to, any Person relating to or in connection with an Acquisition Inquiry or Acquisition Proposal, (c) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal or (d) execute or enter into, any merger agreement, acquisition agreement or other similar definitive agreement for any Acquisition Proposal.  Each Holder shall immediately cease any solicitations, discussions or negotiations with any Person (other than the parties to the Merger Agreement and their respective Representatives) relating to or in connection with any Acquisition Proposal.

Further Assurances .  Each Holder shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement.

Fiduciary Duties .  Each Holder is entering into this Agreement solely in its capacity as the record or beneficial owner of the Subject Shares and nothing herein is intended to or shall limit or affect any actions taken by such Holder or any of such Holder’s designees serving solely in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company) that are necessary to comply with his or her fiduciary duties in his or her capacity as a director or officer of the Company (or a Subsidiary of the Company).  Nothing in this Section 2.5 shall be construed to limit the obligations and agreements of the Company under the Merger Agreement.

Changes to Subject Shares .  Each Holder agrees that all Shares or other capital stock of the Company entitled to vote on the Merger Agreement and Merger that such Holder purchases, acquires the right to vote on or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement, including shares issued upon the exercise of the Company Options, shall be subject to the terms of this Agreement and shall constitute “Subject Shares” for all purposes of this Agreement.  In the event of any share dividend or distribution, or any change to the Subject Shares by reason of any share dividend or distribution, split-up, recapitalization, combination, exchange of shares or any other similar transaction, the term “Subject Shares” as used in this Agreement shall be deemed to refer to and include the Subject Shares and all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in the relevant transaction.  Each Holder hereby agrees to notify Parent promptly in writing of the number and description of any additional Subject Shares of which such Shareholder acquires beneficial ownership or ownership of record.

Article III
REPRESENTATIONS AND WARRANTIES

Representations and Warranties .  Each Holder, severally and not jointly, hereby represents and warrants as of the date hereof as follows:

(a)              Ownership.  Such Holder is the sole owner of, and has, and at the time of the Shareholders Meeting will have, with respect to its Subject Shares, record and beneficial ownership of, and good and valid title to all such Subject Shares, free and clear of any and all Encumbrances except for any such Encumbrances that may be imposed pursuant to this Agreement or applicable securities Laws.  Such Holder has, with respect to its Subject Shares, the sole right to vote and dispose of, and holds sole and full power to deliver written consents, vote, issue instructions with respect to the matters set forth in Article Iwith no material limitations, qualifications or other restrictions on such rights, subject to applicable securities Laws and the terms of this Agreement, and to agree to all of the matters set forth in this Agreement.  As of the date hereof, such Holder is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the Subject Shares set forth opposite such Shareholder’s name on Schedule A hereto, and such Holder’s Subject Shares constitute all of the Shares owned of record or beneficially by such Holder as of the date hereof.

(b)             Organization; Standing Power.  To the extent the following is applicable, such Holder is duly organized, valid existing and in good standing under the Laws of its jurisdiction of organization.  Such Holder has full power and authority and is duly authorized to make, enter into and carry out the terms of this Agreement and to perform its obligations hereunder.  This Agreement has been duly and validly executed and delivered by such Holder and (assuming due authorization, execution and delivery by Parent) constitutes a legal, valid and binding agreement of such Holder, enforceable against such Holder in accordance with its terms (except in all cases as such enforceability may be limited by the Bankruptcy and Equity Exceptions).

(c)              No Violation.  The execution, delivery and performance by such Holder of this Agreement do not and will not (i) violate any provision of Law to which such Holder is subject, (ii) violate any order, judgment or decree applicable to such Holder or (iii) conflict with, or result in a breach or default under (with or without the giving of notice or the lapse of time or both), any agreement or instrument to which such Holder is a party or by which the Subject Shares are bound or any term or condition of its certificate of limited partnership, partnership agreement or comparable organizational documents, as applicable; except in each case where such violation, conflict, breach or default would not reasonably be expected to, individually or in the aggregate, have an adverse effect on or otherwise impair or delay such Holder’s ability to satisfy its obligations hereunder or consummate the transactions contemplated hereunder or under the Merger Agreement.

(d)             Consents and Approvals.  The execution and delivery by such Holder of this Agreement does not, and the performance of such Holder’s obligations hereunder will not, require such Holder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Person or Governmental Authority, except such consents, approvals, authorizations, permits, filings and authorizations as (i) have already been obtained, (ii) may be required under the Exchange Act or other applicable securities Law or (iii) would not reasonably be expected to, individually or in the aggregate, have an adverse effect on or otherwise impair or delay such Holder’s ability to satisfy its obligations hereunder or consummate the transactions contemplated hereunder or under the Merger Agreement.

(e)              Absence of Litigation.  There is no Action, pending against such Holder or, to the knowledge of such Holder, threatened against or relating to such Holder, except as would not reasonably be expected to, individually or in the aggregate, have an adverse effect on or otherwise impair or delay such Holder’s ability to satisfy its obligations hereunder or consummate the transactions contemplated hereunder or under the Merger Agreement.

(f)              Absence of Other Voting Agreements.  None of such Holder’s Subject Shares is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to voting, in each case, that is inconsistent with this Agreement or the Merger Agreement.

(g)              Finder’s Fee.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent, Merger Sub or the Company in respect of this Agreement or the Merger Agreement based upon any arrangement or agreement made by or on behalf of such Holder (it being understood that such arrangements and agreements do not include those made by or on behalf of the Company).

(h)             Merger Agreement.  Such Holder understands and acknowledges that each of the parties to the Merger Agreement are entering into the Merger Agreement in reliance upon the execution and delivery of this Agreement by such Holder and the representations, warranties and covenants of such Holder contained herein.  Such Holder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

Article IV
MISCELLANEOUS

Disclosure .  Each Holder hereby (i) consents to and authorizes Parent and the Company to publish and disclose in any press release, any announcement or disclosure required by the SEC, in the Proxy Statement and any other disclosure document required in connection with the Merger Agreement, the Merger and any transactions contemplated by the Merger Agreement, such Holder’s identity and ownership of its Subject Shares and the nature of such Holder’s commitments, arrangements, understandings and obligations under this Agreement (including the disclosure of this Agreement), and (ii) agrees to give to Parent as promptly as practicable any information related to the foregoing that Parent may reasonably require for the preparation of any such disclosure documents.  Each Holder agrees to notify Parent as promptly as practicable of any required corrections with respect to any written information supplied by such Holder specifically for use in any such disclosure document, if and to the extent such Holder becomes aware that any such information shall have become false or misleading in any material respect.

Termination .  This Agreement shall terminate automatically with respect to each Holder, without any notice or any action by any Person, upon the first to occur of the following: (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the entry, without the prior written consent of such Holder, into any amendment or modification to the Merger Agreement or any waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in either (i) a decrease in the Per Share Merger Consideration (as defined in the Merger Agreement as in effect on the date hereof) with respect to the Subject Shares of such Holder or (ii) an increase in the Per Share Merger Consideration (as defined in the Merger Agreement as in effect on the date hereof) with respect to any Shares that do not apply to the Subject Shares of such Holder or (d) the mutual written consent of Parent and such Holder (the earliest of clauses (a) through (e), the “Termination Event”).  Upon termination of this Agreement, no party hereto shall have any further liabilities or obligations under this Agreement, provided that nothing in this Section 4.2 shall relieve any party hereto from liability for any breach of this Agreement prior to termination hereof, and provided further that the provisions of this Article IV will survive any such termination.

Amendment .  Subject to the provisions of applicable Law, at any time prior to the Termination Event, the parties hereto may modify or amend this Agreement by written agreement, executed and, to the extent applicable, delivered by duly authorized officers of the respective parties.

Waiver .  At any time prior to a Termination Event, Parent may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Parent and specifically referencing this Agreement.  The failure of any party hereto to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Expenses .  All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

Notices .  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given (x) when delivered personally by hand (with written confirmation of receipt by other than automatic means, whether electronic or otherwise), (y) when sent by e-mail (with non-automated written confirmation of receipt) or (z) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses or e-mail addresses (or to such other address or e-mail address as a party may have specified by notice given to the other party pursuant to this provision):

if to Parent, to:

Magazine Luiza S.A.
Rua Amazonas da Silva, No. 27, Vila Guilherme
São Paulo, SP 02051-000

Brasil
Attention:        José Aparecido dos Santos
                          Roberto Bellissimo Rodrigues
Email:               jose.santos@magazineluiza.com.br
                          roberto@magazineluiza.com.br

with copies (which shall not constitute actual or constructive notice) to:

Milbank LLP

Rua Colombia, 325, Jardim América

São Paulo, BR 01438-000

Brasil

Attention:          Fabiana Sakai
Email:                 fskai@milbank.com

if to CDK Net Fund IC or Camelback Overseas Corp., to:

c/o Marcio Kumruian

Rua Vergueiro, 961, Liberdade

São Paulo, SP 01504-001

Brasil

Attention:        Marcio Kumruian

Email:             marcio@netshoes.com

if to Tiger Global Private Investment Partners V, L.P.; Tiger Global Private Investment Partners VI, L.P.; LFX Trust; or Scott Shleifer 2011 Descendants’ Trust, to:

c/o Tiger Global Management, LLC

9 West 57th Street, 35th Floor

New York, NY 10019
Attention:        Steven Boyd
Email:               SBoyd@tigerglobal.com

if to HCFT Holdings, LLC, to:

c/o Ozzie Schindler

Greenberg Traurig, P.A.

333 SE 2nd Ave, suite 4400,

Miami, FL 33131

Attention:        Marcelo Chammas

Email:               tchelochammas@gmail.com

Interpretation .  The parties have participated jointly in negotiating and drafting this Agreement.  In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.  When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  References to “the date hereof” shall mean the date of this Agreement.  As used in this Agreement, “knowledge” of  a Holder means the actual knowledge of such Holder, with respect to an individual, and the actual knowledge of any officer or director (or similar position to officer or director) of such Holder, with respect to any Person who is not an individual.

Counterparts ; Delivery by E-mail.

(a)              This Agreement, and any amendment, restatement, supplement or other modification hereto or waiver hereunder (i) may be executed in any number of counterparts (including by means of facsimile transmission or e-mail in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

At the request of any party hereto, each other party shall re-execute original forms hereof and deliver them to all other parties hereto.  No party hereto or to any such agreement shall raise the use of e-mail to deliver a signature or the fact that any signature or agreement was transmitted or communicated through the use of e-mail as a defense to the formation of a contract, and each such party forever waives any such defense.

Entire Agreement .  This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Waiver of Jury Trial .  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS CLAIM OR THIRD PARTY CLAIM OR LEGAL PROCEEDING OF ANY KIND (WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT (INCLUDING THE DOCUMENTS AND THE INSTRUMENTS REFERRED TO HEREIN), OR THE NEGOTIATION, ADMINISTRATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF (INCLUDING ANY ACTION, CAUSE OF ACTION, CLAIM OR LEGAL PROCEEDING OF ANY KIND OR DESCRIPTION BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION HEREWITH OR THEREWITH)  OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER AT LAW, IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY HERETO WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 4.10.

4.11. Governing Law.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York (without giving effect to choice of law principles thereof that would result in the application of the law of another jurisdiction).

4.12. Consent to Jurisdiction.  Each of the parties hereto irrevocably (a) consents to submit itself to the personal jurisdiction of any New York state or federal court sitting in the Borough of Manhattan of the City of New York, in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent or the Holders in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than any New York state or federal court sitting in the Borough of Manhattan of the City of New York, as described above, and (d) consents to service being made through the notice procedures set forth in Section 4.6.  Each of the parties hereto hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 4.6 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby.  Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 4.11, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction.  Each party hereto expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of New York and of the United States of America; provided that each such party’s consent to jurisdiction and service contained in this Section 4.11 is solely for the purpose referred to in this Section 4.11 and shall not be deemed to be a general submission to said courts or in the State of New York other than for such purpose.

Assignment .  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of each of the other parties hereto.  Any purported assignment in contravention hereof shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

Specific Performance .  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms on a timely basis or were otherwise breached.  Accordingly, in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the observance and performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity, including monetary damages.  Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to obtain, furnish or post security or a bond as a prerequisite to obtaining equitable relief.

Several Liability . The parties acknowledge and agree that the obligations and covenants of each Holder under this Agreement are several only, and not joint and several, and in no event or circumstance shall any Holder be liable in any way for the breach or failure of any other Holder to perform or comply with its obligations and covenants under this Agreement.

Severability .  If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have executed or caused this Agreement to be executed in counterparts, all as of the day and year first above written.

Magazine Luiza S.A.

By: /s/ Roberto Bellissimo Rodrigues
Name: Roberto Bellissimo Rodrigues
Title: Chief Financial Officer and Investor Relation Officer

By: /s/ Eduardo Benjamin Galanternick
Name: Eduardo Benjamin Galanternick
Title: Executive Director of E-commerce

CDK Net Fund IC

By: /s/ Marcio Kumruian
Name: Marcio Kumruian
Title: Director

Camelback Overseas Corp.

By: /s/ Marcio Kumruian
Name: Marcio Kumruian
Title: Director

Tiger Global Private Investment Partners V, L.P.

By:/s/ Steven Boyd
Name: Steven Boyd
Title: General Counsel

TIGER GLOBAL PRIVATE INVESTMENT PARTNERS VI, L.P.

By: /s/ Steven Boyd
Name:    Steven Boyd
Title:      General Counsel

LFX Trust

By: /s/ Lee Fixel
Name: Lee Fixel
Title: Manager

Scott Shleifer 2011 Descendants’ Trust

By: /s/ Scott Shleifer
Name: Scott Shleifer
Title:

HCFT Holdings, LLC

By: /s/ Marcelo Chammas
Name: Marcelo Chammas
Title: Manager

Schedule A

Holder	Shares
CDK Net Fund IC	3,761,709
Camelback Overseas Corp.	133,900
Tiger Global Private Investment Partners V, L.P.	5,740,294
Tiger Global Private Investment Partners VI, L.P.	2,920,772
LFX Trust	101,532
Scott Shleifer 2011 Descendants’ Trust	103,305
HCFT Holdings, LLC	2,120,129

Annex E

SECTION 238 OF THE COMPANIES LAW (2018 REVISION) OF THE CAYMAN ISLANDS

(1)          A member of a constituent company incorporated under this Law shall be entitled to payment of the fair value of his shares upon dissenting from a merger or consolidation.

(2)          A member who desires to exercise his entitlement under subsection (1) shall give to the constituent company, before the vote on the merger or consolidation, written objection to the action.

(3)          An objection under subsection (2) shall include a statement that the member proposes to demand payment for his shares if the merger or consolidation is authorised by the vote.

(4)          Within twenty days immediately following the date on which the vote of members giving authorisation for the merger or consolidation is made, the constituent company shall give written notice of the authorisation to each member who made a written objection.

(5)          A member who elects to dissent shall, within twenty days immediately following the date on which the notice referred to in subsection (4) is given, give to the constituent company a written notice of his decision to dissent, stating-

(a)          his name and address;

(b)          the number and classes of shares in respect of which he dissents; and

(c)          a demand for payment of the fair value of his shares.

(6)          A member who dissents shall do so in respect of all shares that he holds in the constituent company.

(7)          Upon the giving of a notice of dissent under subsection (5), the member to whom the notice relates shall cease to have any of the rights of a member except the right to be paid the fair value of his shares and the rights referred to in subsections (12) and (16).

(8)          Within seven days immediately following the date of the expiration of the period specified in subsection (5), or within seven days immediately following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company shall make a written offer to each dissenting member to purchase his shares at a specified price that the company determines to be their fair value; and if, within thirty days immediately following the date on which the offer is made, the company making the offer and the dissenting member agree upon the price to be paid for his shares, the company shall pay to the member the amount in money forthwith.

(9)          If the company and a dissenting member fail, within the period specified in subsection (8), to agree on the price to be paid for the shares owned by the member, within twenty days immediately following the date on which the period expires-

(a)          the company shall (and any dissenting member may) file a petition with the Court for a determination of the fair value of the shares of all dissenting members; and

(b)          the petition by the company shall be accompanied by a verified list containing the names and addresses of all members who have filed a notice under subsection (5) and with whom agreements as to the fair value of their shares have not been reached by the company.

(10)        A copy of any petition filed under subsection (9)(a) shall be served on the other party; and where a dissenting member has so filed, the company shall within ten days after such service file the verified list referred to in subsection (9)(b).

E-1

(11)        At the hearing of a petition, the Court shall determine the fair value of the shares of such dissenting members as it finds are involved, together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value.

(12)        Any member whose name appears on the list filed by the company under subsection (9)(b) or (10) and who the Court finds are involved may participate fully in all proceedings until the determination of fair value is reached.

(13)        The order of the Court resulting from proceeding on the petition shall be enforceable in such manner as other orders of the Court are enforced, whether the company is incorporated under the laws of the Islands or not.

(14)        The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances; and upon application of a member, the Court may order all or a portion of the expenses incurred by any member in connection with the proceeding, including reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares which are the subject of the proceeding.

(15)        Shares acquired by the company pursuant to this section shall be cancelled and, if they are shares of a surviving company, they shall be available for re-issue.

(16)        The enforcement by a member of his entitlement under this section shall exclude the enforcement by the member of any right to which he might otherwise be entitled by virtue of his holding shares, except that this section shall not exclude the right of the member to institute proceedings to obtain relief on the ground that the merger or consolidation is void or unlawful.

E-2

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 3, 2019